As filed with the Securities and Exchange Commission on June 10, 2002
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Celerity Group, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3672	94-3372329
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. Employer identification no.)

Celerity Group, Inc.

1463 Centre Pointe Drive
Milpitas, California 95035
(408) 946-3100
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David J. Shimmon

Chief Executive Officer
1463 Centre Pointe Drive
Milpitas, California 95035
(408) 946-3100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Daniel J. Winnike, Esq. Scott J. Leichtner, Esq. Fenwick & West, LLP Two Palo Alto Square Palo Alto, CA 94306 (650) 494-0600	Charles Ayres Frank Schiff DB Capital Partners, Inc. 31 W. 52nd Street, 26th Floor New York, NY 10019 (646) 324-2200	Grant Behrman William Matthes Behrman Capital 126 E. 56th Street, 27th Floor New York, NY 10022 (212) 980-6500	Jeffrey D. Saper, Esq. Robert G. Day, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of Securities to be Registered	Aggregate Offering Price(1)	Registration Fee

Common stock, $.01 par value per share	$300,000,000	$27,600

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay the effective date of this Registration Statement until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued June 10, 2002

                  Shares

COMMON STOCK

Celerity Group, Inc. is offering                      shares of its common stock and the selling stockholders are offering            shares. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $          and $           per share. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

We have applied to list our common stock for quotation on the Nasdaq National Market under the symbol “CLRT.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 12.

PRICE $            A SHARE

		Underwriting		Proceeds to
		Discounts and	Proceeds to	Selling
	Price to Public	Commissions	Celerity	Stockholders

Per Share	$	$	$	$
Total	$	$	$	$

Celerity Group, Inc. and the selling stockholders have granted the underwriters the right to purchase up to an additional            shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Deutsche Bank Securities, Inc. and Morgan Stanley & Co. Incorporated expect to deliver the shares to purchasers on                     , 2002.

Joint Book-Running Managers

DEUTSCHE BANK SECURITIES	MORGAN STANLEY

MERRILL LYNCH & CO.

LEHMAN BROTHERS

UBS WARBURG

                    , 2002.

INSIDE FRONT COVER PAGE

     This page begins with the Celerity logo in the upper left corner of the page. The Celerity logo consists of ten small circles arranged in a circular pattern with the text “CELERITY” located to the right of these circles.

     The body of the page consists of a larger version of our logo, which represents the capabilities, products and services we provide to our customers. Two circles near the right side of the larger circle are not fully separated but remain connected, illustrating how we align our research and development efforts with our customers’ technology product development plans. Adjacent to these conjoined circles is the following text used to describe this area of our business: “R&D in alignment with customers’ technology roadmaps.” Moving clockwise from these conjoined circles, the text adjacent to each of the remaining eight circles briefly identifies our other significant capabilities, products and services, which include: (1) “Global service and support,” (2) “Chemical delivery modules,” (3) “Gas delivery modules,” (4) “Thermal control instruments,” (5) “Flow control instruments,” (6) “Manufacturing expertise,” (7) “Supply chain logistics,” and (8) “Engineering and design.”

The bottom of the page contains the following text:

Advanced Semiconductor Manufacturing Process Modules
We are a leader in the design and production of high performance gas and chemical delivery process modules that are integral to manufacturing semiconductors.

GATEFOLD

     This page begins with the Celerity logo in the upper left corner of the page. The Celerity logo consists of ten small circles arranged in a circular pattern with the text “CELERITY” located to the right of these circles.

     Immediately below our logo is the heading “SEMICONDUCTOR MANUFACTURING PROCESS.” Below this heading is the following text which summarizes the process steps used for semiconductor manufacturing:

The diagram below illustrates the basic process steps in integrated circuit manufacturing for high-performance copper-based chips. The process steps are repeated many times until the integrated circuit is completed. Each process step uses a precise and complex mix of gases and/or chemicals, temperature, and pressure to achieve desired effects.

     Below this text is a diagram comprised of ten icons that represent the typical semiconductor manufacturing process. The first icon toward the upper middle-left portion of the page illustrates the growing and slicing of wafers at the beginning of the manufacturing process. An arrow points right from this icon to the next step in the process, which is illustrated by the icon showing epitaxial silicon. The diagram contains an arrow pointing from the epitaxial silicon icon to the group of icons arranged in a circular fashion, which represents the creation of integrated circuits by repeatedly cycling the wafer through the semiconductor equipment. This cycle is illustrated by three arrows that move clockwise around a group of six icons arranged to form a larger circle, which illustrates the photolithography, etching, metal deposition, electroplating, chemical mechanical polishing and dielectric deposition steps that occur throughout the manufacturing process. Between the chemical mechanical polishing and dielectric deposition steps, there is an icon representing metrology, inspection and defect detection, with an arrow extending toward the cycle. The arrows continue around the cyclical steps to show the repetition of the steps in the semiconductor manufacturing process. Extending from the photolithography icon away from the cycle is an arrow that leads to an icon which represents the final chip that is created when the process is completed.

     In the left corner of the bottom of the page is a legend that shows which process steps utilize gas delivery modules and which utilize chemical delivery modules. Each icon in the diagram is a circle, some of which are highlighed in blue or gray to show where the gas and chemical delivery modules we provide are used in the semiconductor manufacturing process. The legend shows that the icons circled in blue represent gas delivery steps, which include epitaxial silicon, etching, metal deposition and dielectric deposition. The icons circled in gray represent chemical delivery steps, which include photolithography, electroplating, and chemical mechanical polishing.

     The right corner of the bottom of the page has an illustration of a conventional gas stick with a dotted box across the portion of the gas stick eliminated with our FloGuard technology. Below the diagram is the following text, “Portion of conventional gas stick eliminated with FloGuard.”

     Across the top of the next page of the gatefold are eight photographs that illustrate the design, manufacturing and service and support of our products. These photos from left to right illustrate (1) our flow control research and development laboratory; (2) one of our gas delivery engineers utilizing our configuration and design tools software; (3) one of our cleanroom manufacturing facilities for mass flow controller manufacturing and testing; (4) our Unit Instruments MultiFlo MFC; (5) one of our technicians assembling a gas delivery module; (6) one of our major chemical modules on a copper electro-plating tool; (7) a technician working on the final integration and testing of a gas delivery module; and (8) one of our technicians servicing our Unit MFCs in the field.

     Located below these photographs is the following text which briefly describes our business:

Design and manufacturing of gas and chemical delivery modules Celerity employs more than 100 engineers and scientists engaged in technology and product development. Our solutions come from expertise in fluid dynamics, thermal heat transfer, and physical chemistry. We combine this expertise with knowledge in precision mechanical engineering and thermal and magnetic modeling to produce advanced features such as MultiFlo™ and FloGuard™ utilized in our mass flow controllers.

     At the bottom of the page are three diagrams that illustrate the advantages of our patented MultiFlo and FloGuard technology. The diagram on the left illustrates the elimination of a portion of the conventional gas stick with FloGuard, which reduces costs by eliminating components and reducing equipment downtime. The following text describes the advantages of our FloGuard technology:

         FloGuard Technology

•	eliminates sensitivity to pressure changes

•	reduces costs

•	reduces equipment downtime

     The diagram on the right illustrates how one of our mass flow controllers with MultiFlo is configurable for multiple gases and flow rates, eliminating the need for hundreds of different conventional MFCs. The following text describes the advantages of our MultiFlo technology:

         MultiFlo Technology

•	reduces inventory requirements

•	increases flexibility

•	highly configurable

•	reduces equipment downtime

     The diagram in the center illustrates the merging of our two leading flow control technologies, FloGuard and MultiFlo into a single product offering.

     The last page of the gatefold begins with the Celerity logo across the center of the page. The Celerity logo consists of ten small circles arranged in a circular pattern with the text “CELERITY” located to the right of these circles.

     Below the logo are five additional photographs in two rows across the top half of the page. Above the photos, the text “World Class Manufacturing and R&D” appears. The first photo on the top row illustrates our gas module manufacturing. The second photo on the top row illustrates our chemical module manufacturing. The third photo on the top row shows a service engineer working on a gas module. The first photo on the bottom row shows our MFC service center cleanroom technician servicing MFCs. The second photo on the bottom row shows a service technician in a service aisle.

     To the right of the bottom row of photos is the following text:

         Global Customer Service and Support

•	Flexible global operations

•	Advanced supply chain management

•	ISO 9001/9002 certified

•	24/7 customer support

     The bottom half of the page contains a list of our manufacturing and service locations. The text of the bottom of the page contains the following:

         Manufacturing and service locations

USA Mesa, Arizona Milpitas, California Redwood City, California Yorba Linda, California Tualatin, Oregon Richardson, Texas Roundrock Texas Richmond, Virginia	Europe Dublin, Ireland Munich, Germany	Asia Shanghai, China Kashima, Japan Yokohama, Japan Singapore Sungham City, South Korea Hsinchu, Taiwan

PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
OUR BUSINESS SEPARATION
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITERS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS
EXHIBIT 2.01
EXHIBIT 3.01
EXHIBIT 3.02
EXHIBIT 3.05
EXHIBIT 4.02
EXHIBIT 10.02
EXHIBIT 10.03
EXHIBIT 10.06
EXHIBIT 10.07
EXHIBIT 10.08
EXHIBIT 10.09
EXHIBIT 10.10
EXHIBIT 10.11
EXHIBIT 10.12
EXHIBIT 10.13
EXHIBIT 10.14
EXHIBIT 23.02
Exhibit 23.03

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

      Until             , 2002 (25 days after the commencement of this offering), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

      For investors outside the United States: Neither we nor the selling stockholders, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

      In this prospectus, “Celerity,” “we,” “us,” and “our” refer to Celerity Group, Inc. and our consolidated subsidiaries, which includes our operating subsidiary Kinetics Fluid Systems, Inc., or KFS, and not to Kinetic Systems, Inc., or KSI, Kinetics Biopharm, Inc., or KBI, the underwriters or the selling stockholders. We will distribute the shares of each of KSI and KBI, which are currently our subsidiaries and which we refer to collectively as Kinetic Systems or the Kinetic Systems companies, to our existing stockholders concurrent with the completion of this offering, as described in “Our Business Separation.” Unless otherwise indicated, all information in this prospectus assumes:

•	the underwriters do not exercise their over-allotment option;

•	the conversion of all outstanding shares of our Series A preferred stock into shares of our common stock; and

•	the distribution of the shares of the Kinetic Systems companies to our existing stockholders concurrently with the completion of this offering.

      In December 2001, we amended our certificate of incorporation and converted our Class A and Class B common stock into a single class of common stock. We issued all shares of our Class A and Class B common stock for the same price, and the shares of Class A and Class B common stock had identical terms except that the Class B common stock was non-voting stock. For all periods presented in this prospectus, including periods prior to December 2001, we refer to shares of our Class A and Class B common stock as “common stock” without differentiation.

PROSPECTUS SUMMARY

      This summary may not contain all of the information that may be important to you. You should read the following summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes appearing elsewhere in this prospectus, before deciding whether to buy our common stock. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

CELERITY GROUP, INC.

      We are a leader in the design and production of high performance gas and chemical delivery process modules that are integral to manufacturing semiconductors. We also design and manufacture advanced mass flow controllers, or MFCs, that enable us to substantially improve the performance of our gas delivery modules. Our proprietary flow control technology enables us to deliver highly flexible and configurable solutions to our customers, which principally consist of manufacturers of semiconductor capital equipment that is used by integrated circuit, or IC, manufacturers.

      Historically, these semiconductor original equipment manufacturers, or OEMs, designed, manufactured and integrated the majority of the elements used in their capital equipment products. Increasingly, OEMs are outsourcing the design and manufacturing of elements of their products to a small number of preferred suppliers. These elements, referred to as process modules, include gas delivery, chemical delivery, laser sources, power management and wafer handling. We believe the primary driver of growth in outsourcing is the desire of OEMs to leverage the expertise and resources of module suppliers, enabling OEMs to focus on providing their customers with even better solutions.

      Our proprietary technology, combined with our design and manufacturing expertise as well as our advanced supply chain management and logistics, enable us to provide our customers with higher performance process modules and shorter equipment manufacturing cycle times. In addition, our global service and support organization helps to reduce equipment downtime during the IC manufacturing process. Combined, these benefits contribute to lowering costs for OEMs and IC manufacturers. Our top five OEM customers by revenues for the twelve months ended March 31, 2002 were Applied Materials, Inc., ASML Holding N.V., Axcelis Technologies, Inc., Lam Research Corporation and Novellus Systems, Inc.

Our Strategy

      We are committed to being the leading supplier of high performance gas and chemical delivery process modules to the semiconductor industry. Our strong competitive position comes from delivering what we believe to be the highest performance, most cost-effective product offerings in the markets that we serve. The key elements of our strategy are to:

      Capitalize on Our Leading Technology to Increase Market Share. We intend to capitalize on our leadership in flow control technology to secure design wins for our products in each new generation of semiconductor capital equipment.

      Lead the Transition to Modular Solutions. As OEMs continue to outsource elements of their supply chain to a small number of preferred suppliers, we are committed to leading the transition to the use of outsourced process modules.

      Continue Reshaping the Supply Chain. We intend to reduce costs by proactively managing our supply chain. We also intend to continue to make significant investments in logistics and supply chain management tools as well as enterprise systems.

      Expand into New Process Modules and Adjacent Markets. We intend to offer process modules for additional elements of semiconductor capital equipment. We also believe there are significant market opportunities in related electronics and advanced technology markets.

CORPORATE HISTORY AND BUSINESS SEPARATION

      Current Structure. We were incorporated in 1999 to facilitate the acquisition of Kinetics Group, Inc., or KGI, from United States Filter Corporation, or USFilter, which was then a subsidiary of Vivendi, S.A., in a management and investor led buy-out completed in August 2000, which we refer to as the 2000 Buy-Out. In connection with and following the 2000 Buy-Out, we acquired and expanded two groups of companies that operate different businesses: (1) gas and chemical delivery process module design and manufacturing for OEMs and IC manufacturers; and (2) turnkey process systems and operating services for electronics, biotechnology and pharmaceutical manufacturers. Our process module business is conducted through our operating subsidiary Kinetics Fluid Systems, Inc., or KFS. The turnkey process systems business is conducted through our operating subsidiaries Kinetic Systems, Inc., or KSI, and Kinetics Biopharm, Inc., or KBI, which we refer to collectively as the Kinetic Systems companies or Kinetic Systems. The following diagram illustrates our corporate structure before the completion of this offering.

      Business Separation. Concurrent with the completion of this offering, we will distribute all of the shares of the Kinetic Systems companies through a dividend to our existing stockholders. The purchase of shares of our common stock in this offering will not entitle you to receive this dividend. Following this dividend, Kinetic Systems will no longer be a part of our company.

      To effect this separation, we will undertake the following steps concurrently with the closing of this offering:

1.	KGI will distribute all of its shares of the Kinetic Systems companies to Celerity;

2.	Celerity will then distribute these shares to our existing stockholders in the form of a stock dividend; and

3.	KGI will merge into Celerity, with Celerity succeeding to all the assets and liabilities of KGI by operation of law, including all right, title and interest in a $150.0 million note payable by KSI to KGI, which we refer to as the separation note.

      As a result of these steps, Celerity will directly own KFS as shown in the following diagram.

      Debt Refinancing and Repayment. Concurrent with the completion of this offering, we will repay debt that we incurred in connection with the 2000 Buy-Out and other corporate debt subsequently incurred. As of March 31, 2002, we had outstanding debt carried on our balance sheet at approximately $288.7 million, net of a discount from the face amount of this debt of $15.2 million. This debt consists of term loans and revolving lines of credit from a syndicate of banks and lending institutions as well as promissory notes payable to institutional investors and to Vivendi, through USFilter. See “Use of Proceeds.”

      All of our debt will be repaid through funds received from two sources. First, KSI will repay the separation note. KSI has obtained a commitment letter from The Bank of Nova Scotia, which expires on August 31, 2002, for a senior credit facility in the amount of $150.0 million, which will be consummated upon completion of this offering. KSI will use the proceeds of this facility to repay the separation note. We will use the proceeds from the repayment of the separation note, together with approximately $169.6 million of the proceeds to us from this offering, to repay our outstanding debt, plus accrued interest through March 31, 2002 and prepayment premiums. Of the debt to be repaid, $13.1 million will be repaid upon maturity in December 2002.

      Tax Treatment of the Business Separation. The separation of the Kinetic Systems companies from Celerity will be a taxable transaction, measured by the difference between the value of the Kinetic Systems companies at the time of the separation and our basis in the Kinetic Systems companies. We do not believe that the transaction will result in any corporate tax liability to us because we anticipate that our calculated basis in the Kinetic Systems companies will be greater than the fair market value of the Kinetic Systems companies, as determined by an independent appraisal. Under our tax sharing agreement with the Kinetic Systems companies, these companies will assume all tax liabilities associated with the business separation and indemnify us for any tax-related liability or loss that we might incur as a result of the separation.

      For more information regarding agreements relating to and the effects of the separation of the Kinetic Systems companies from Celerity, see “Our Business Separation.”

      Corporate Information. We were incorporated in Delaware in October 1999. Our principal executive offices are located at 1463 Centre Pointe Drive, Milpitas CA 95035, and our telephone number at that address is (408) 946-3100.

      Celerity, the Celerity logo, MultiFlo, FloGuard and Unit Instruments are our trademarks in the United States and other countries. All other trademarks, trade names or service marks appearing in this prospectus are the property of their respective owners.

THE OFFERING

Common stock offered by Celerity	shares

Common stock offered by selling stockholders	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We will use a portion of the net proceeds to us from this offering to repay approximately $169.6 million in outstanding debt, including accrued interest through March 31, 2002 and prepayment premiums. We anticipate using the balance of these net proceeds for general corporate purposes and working capital requirements. We may also use a portion of these net proceeds to fund possible investments in, or acquisitions of, complementary businesses, products or technologies. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	CLRT

      The number of shares of our common stock to be outstanding immediately after this offering is based on 119,316,559 shares of our common stock outstanding on March 31, 2002, which includes 2,464,341 shares of our Series A preferred stock that we issued in April 2002 and 3,481,012 shares of our Series A preferred stock that we issued in connection with an acquisition that we completed in May 2002, and assumes the conversion of all of our outstanding preferred stock into 25,652,051 shares of our common stock upon completion of this offering.

      The number of shares of our common stock that will be outstanding immediately after this offering excludes:

•	8,333,333 shares of common stock issuable upon conversion of a $25.0 million note held by USFilter, which will become convertible in certain circumstances after August 30, 2002. We will use a portion of the net proceeds from the offering to repay this note;

•	8,062,199 shares of common stock subject to warrants outstanding at March 31, 2002, having a weighted average exercise price of $1.77 per share, of which 4,737,308 shares are subject to warrants held by USFilter. The warrants held by USFilter are not exercisable prior to August 30, 2002 and will expire upon our repayment of notes held by USFilter with a portion of the net proceeds of this offering;

•	4,261,022 shares of common stock subject to options outstanding at March 31, 2002 awarded to our employees under our 2000 Stock Option Plan, each having an exercise price of $3.00 per share;

•	6,204,864 shares of common stock subject to options outstanding at March 31, 2002 awarded under our 2000 Stock Option Plan held by employees of Kinetic Systems, each having an exercise price of $3.00 per share, 2,099,843 of which were vested as of March 31, 2002. All stock options held by employees of Kinetic Systems that are unvested as of the date of the completion of this offering will be converted into unvested stock options of Kinetic Systems;

•	4,279,520 shares of restricted stock awarded under our 2000 Deferred Stock Plan issued to 14 individuals. Prior to the completion of this offering, we will cancel these shares and these individuals will receive options under our 2002 Stock Option Plan to purchase an aggregate of 5,135,424 shares of common stock, each having an exercise price of $3.00 per share; and

•	7,500,000 shares of common stock available for issuance under our 2002 Equity Incentive Plan.

      The exercise price of, and, in some cases, the number of shares subject to, outstanding options and warrants will be adjusted in connection with our business separation in order to preserve the intrinsic value of

these securities. Assuming a closing price for our common stock on the Nasdaq National Market on the first trading day of $          per share, outstanding options and warrants will be adjusted as follows:

•	of the outstanding warrants to purchase 8,062,199 shares of common stock, warrants to purchase 3,324,891 shares of common stock, each having an exercise price of $.01 per share, will convert into warrants to purchase shares of our common stock, each having an exercise price of $ per share;

•	the 4,261,022 shares of common stock subject to options outstanding at March 31, 2002 awarded to our employees under our 2000 Stock Option Plan will convert into options to purchase shares of our common stock, each having an exercise price of $ per share;

•	the 2,099,843 shares of common stock subject to options awarded under our 2000 Stock Option Plan held by employees of Kinetic Systems that were vested as of March 31, 2002 will convert into options to purchase shares of our common stock, each having an exercise price of $ per share; and

•	the exercise price of the 5,135,424 shares of common stock subject to options issuable under our 2002 Stock Option Plan in substitution for the shares of restricted stock awarded under our 2000 Deferred Stock Plan will adjust from $3.00 per share to $ per share. However, the number of shares subject to these options will not adjust. See “Our Business Separation.”

SUMMARY CONSOLIDATED FINANCIAL DATA

      The following tables provide summary consolidated financial data and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

      The consolidated statement of operations data presented below for the years ended December 31, 1999, 2000 and 2001 have been derived from the audited financial statements contained in this prospectus. The consolidated statement of operations data for the year ended December 31, 1999 is derived by combining the statement of operations data for the period January 1, 1999 through April 28, 1999 with the data for the period from April 29, 1999 through December 31, 1999. The consolidated statement of operations data for the year ended December 31, 2000 is derived by combining the statement of operations data for the period from January 1, 2000 through August 30, 2000 with the data for the period from August 31, 2000 through December 31, 2000. The unaudited consolidated statement of operations data for the three months ended March 31, 2001 and 2002 and the unaudited consolidated balance sheet data as of March 31, 2002 are derived from the unaudited financial statements contained in this prospectus. The unaudited pro forma combined statement of operations data presents our results of operations, with the results of operations of Poly Concepts, Inc., for the year ended December 31, 2001 and the three months ended March 31, 2002, giving effect to the acquisition as if it had occurred as of January 1, 2001 and January 1, 2002, respectively.

      We have a 52 or 53 week fiscal year which ends on the Friday nearest to the last day in December. For purposes of the disclosure in this prospectus, each of our fiscal quarters is described as having ended on the 30th or 31st, depending on the calendar month end date, and the fiscal year is described as having ended on December 31st.

							Pro Forma
				Pro Forma	Three Months		Three Months
	Years Ended			Year Ended	Ended		Ended
	December 31,			December 31,	March 31,		March 31,

	1999	2000	2001	2001	2001	2002	2002

	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$201,128	$486,574	$194,691	$216,005	$88,795	$33,243	$35,646
Cost of goods sold	176,187	393,421	172,812	185,896	73,906	31,592	33,162

Gross margin	24,941	93,153	21,879	30,109	14,889	1,651	2,484
Total operating expenses	49,280	64,550	63,848	70,009	15,128	14,037	14,650

Income (loss) from operations	(24,339)	28,603	(41,969)	(39,900)	(239)	(12,386)	(12,166)
Net income (loss)	$(23,397)	$13,778	$(65,048)	$(63,328)	$(5,639)	$(16,716)	$(16,514)

Net loss per share; basic and diluted			$(0.70)	$(0.68)	$(0.06)	$(0.18)	$(0.18)

Shares used in computation of net loss per share			93,128	93,128	92,412	93,665	93,665

      The following table presents our summary unaudited consolidated balance sheet data as of March 31, 2002. The pro forma information reflects the sale of 2,464,341 shares of our Series A preferred stock in April 2002 for aggregate proceeds of approximately $7.8 million, the issuance of 3,481,012 shares of our Series A preferred stock in connection with the Poly Concepts acquisition that we completed in May 2002 and the automatic conversion of our outstanding shares of our Series A preferred stock into 25,652,051 shares of our common stock upon the completion of this offering. The pro forma as adjusted information reflects:

•	our sale of shares of common stock in this offering, at an assumed initial public offering price of $ per share, after deducting estimated underwriting discounts and commissions and our estimated offering expenses; and

•	the use of approximately $169.6 million in net proceeds to us from this offering, and $150.0 million to be paid to us by KSI, to repay approximately $319.6 million in outstanding debt following the completion of this offering. This debt includes accrued interest through March 31, 2002 and prepayment premiums.

	March 31, 2002

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$34,238	$	$
Working capital(1)	(86,674)
Total assets	372,309
Total debt(2)	288,708
Total stockholders’ equity	33,453

(1)	Working capital includes the effect of the separation note receivable of $150.0 million and debt of $288.7 million classified as current.

(2)	Total debt excludes debt discount of $15.2 million, accrued interest of $12.9 million and prepayment premium of $2.8 million.

RISK FACTORS

      Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. If any of the following risks actually occurs, our business, financial condition and operating results would suffer. In this case, the trading price of our common stock would likely decline and you might lose all or part of your investment in our common stock. The risks described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business operations.

Risks Related to Our Business and Industry

  Our business depends on semiconductor industry capital spending, which has recently experienced an extended and severe downturn and is characterized by periodic fluctuations that could cause a sudden and significant reduction in demand for our products.

      Our business depends substantially on capital expenditures by IC manufacturers, which, in turn, depend on the demand for semiconductors. The semiconductor industry has historically been characterized by up and down business cycles, the duration and volatility of which are difficult to predict. The semiconductor industry has experienced periods of overcapacity, resulting in significantly reduced demand for the capital equipment used to manufacture semiconductors. The semiconductor industry has recently experienced an extended and severe downturn, and we cannot predict to what degree the industry will recover.

      Our business is significantly impacted by the cyclical nature of the semiconductor industry. In 2001, we derived substantially all of our revenues from sales to OEMs and IC manufacturers, and we anticipate that sales to these customers will continue to account for substantially all of our revenues. Reflecting the recent industry downturn, our revenues declined significantly from 2000 to 2001. We cannot assure you that our revenues and operating results will not be adversely affected in the future due to the cyclical nature of the semiconductor industry.

  Our operating results are likely to continue to fluctuate, which could cause us to miss expectations about these results and would likely cause the trading price of our common stock to decline.

      Our quarterly operating results have fluctuated significantly in the past and are likely to fluctuate significantly in the future based on a number of factors related to our industry and the markets for our products. If we fail to meet or exceed the expectations of securities analysts or investors, the trading price of our common stock would likely decline. Some of the important factors that could cause our revenues and operating results to fluctuate from period to period include:

•	changes in customer demand for our products, which are influenced by economic conditions in the semiconductor industry and market acceptance of our products and those of our customers;

•	the timing and size of orders placed by our customers;

•	customer cancellations of previously placed orders and shipment delays;

•	our product sales mix;

•	pricing pressure from our competitors and our customers;

•	the timing and success of new product introductions and new technologies by our competitors and us;

•	changes in the availability and cost of raw materials, components and subassemblies;

•	the timing and amount of expenses related to obsolescence and disposal of excess inventory;

•	changes in the amount of our investments in research and development; and

•	our completion of additional acquisitions and the incurrence of related integration costs.

      Companies in the semiconductor capital equipment industry experience ongoing pressure to reduce costs. Our customers periodically require us to reduce prices or shorten delivery times. This could significantly impact our operating results from quarter to quarter. These changes often occur quickly and make it difficult for us to predict our revenues and operating results.

      As a result of these factors, our operating results are likely to fluctuate significantly. Accordingly, we believe that period-to-period comparisons of our revenues and operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

  We derive a substantial portion of our revenues from a small number of OEM customers, and our revenues would likely decline significantly if any of these customers elects not to make, cancels, reduces or defers purchases of our products.

      A relatively small number of OEM customers have historically accounted for a significant portion of our revenues. Our five largest OEM customers accounted for approximately 75% of our total revenues in 1999, 88% in 2000, 73% in 2001 and 75% in the three months ended March 31, 2002. We anticipate that sales of our products to a relatively small number of OEM customers will continue to account for a significant portion of our revenues. Our agreements with our customers do not contain minimum purchase commitments. As a result, these customers could cease purchasing our products with short notice to us. In some situations, our customers might be able to defer or cancel orders without any penalty, which would likely cause our revenues to decline. Because the number of OEMs in our industry is relatively small, and because many of the largest OEMs are currently our customers, if we were to lose one of these customers, or if a customer were to defer or reduce its purchases of our products, it would be difficult to replace the lost revenues. Furthermore, attempts to lessen the adverse effect of any loss, deferral or reduction in sales through the rapid addition of new customers could be difficult because prospective customers typically require lengthy qualification periods prior to placing volume orders with a new supplier.

  We have derived a majority of our revenues from Applied Materials and expect that our operating results will continue to significantly depend on future sales to Applied Materials.

      Sales to Applied Materials accounted for approximately 66%, 78%, 64% and 72% of our revenues in 1999, 2000, 2001 and the three months ended March 31, 2002, respectively. If we were to lose Applied Materials as a customer, or if it were to significantly reduce its purchases from us, our operating results would be seriously harmed. Our sales to Applied Materials declined significantly from 2000 to 2001 as a result of the severe downturn in the semiconductor industry during that period.

      In May 2002, we entered into a new supply agreement with Applied Materials for the design and production of gas delivery modules for their equipment. This agreement does not require Applied Materials to make future purchases from us in any minimum amounts, or at all. In addition, Applied Materials may defer delivery of products and may, in some cases, cancel orders without penalty. Under this agreement, we are obligated to achieve price reductions and to further reduce manufacturing cycle times, as well as to make other advances in the efficiency of our manufacturing processes. If we do not perform our obligations under the agreement, Applied Materials may reduce the amount of products that it purchases from us and may have the right to recover damages from us. If we fail to any material extent to satisfy our obligations under our agreement with Applied Materials, if Applied Materials elects not to make purchases from us or if it defers or cancels orders under the agreement, our operating results would likely be seriously harmed. In addition, if satisfying our obligations under the agreement proves more costly than we have anticipated, our operating results would be materially and adversely affected.

  Because we are subject to order and shipment uncertainties, any significant changes, cancellations or deferrals could cause our revenues and gross margin to decline.

      Our revenues are difficult to forecast because we generally do not have a material backlog of unfilled orders and because of the short time frame within which we are often required to produce and deliver products to our customers. Most of our revenues in any quarter depend upon customer orders for our products that we receive and fulfill in that quarter. We do not usually obtain long-term purchase orders or commitments from our customers. Instead, we work closely with our customers to develop non-binding forecasts of the future volume of orders. Customers may cancel or defer delivery of their orders, change production quantities from forecasted volumes or delay production for reasons beyond our control. Order cancellations or deferrals could cause us to hold inventory for longer than anticipated, which could reduce our gross margin, restrict our ability to fund our operations and cause us to incur unanticipated reductions or delays in revenues. In addition, because many of our costs are fixed, we could experience deterioration in our gross margin when volumes decline.

  The manufacturing of our products is highly complex, and if we are not able to manufacture our products efficiently or to meet the requirements of our customers, our business and operating results would suffer.

      The manufacturing of our products is a highly complex process that uses advanced equipment and software and requires effective management of our supply chain. Through the course of the manufacturing process, our OEM customers may modify module configurations in response to changes in IC manufacturers’ requirements. In order to rapidly respond to these modifications and provide our products to our customers in a timely manner, we must effectively manage our manufacturing and procurement process. If we fail to meet customer requirements, we could lose customers and our reputation could be damaged, and our business and operating results would suffer.

  If OEMs do not elect to outsource gas and chemical delivery for their capital equipment in the form of process modules, our growth would be impeded.

      The growth of our business depends on OEMs continuing to transition to the use of outsourced process modules for gas and chemical delivery. Although OEMs have been purchasing some elements of their capital equipment in the form of process modules for a number of years, including laser sources, power management and wafer handling, some have only recently begun outsourcing gas and chemical delivery in the form of process modules. If OEMs do not increase their outsourcing of gas and chemical delivery for their capital equipment, our growth would be impeded.

We must achieve design wins to retain our existing customers and to obtain new customers.

      New semiconductor capital equipment designed by OEMs typically has a lifespan of several years, and these designs frequently specify which modules, subassemblies and instruments are to be used. Once an OEM chooses these modules, subassemblies and instruments for use in a particular product, the OEM is likely to use that equipment for the life of that product. Accordingly, it is critical that our products are designed into the new equipment of OEMs, which we refer to as a design win, in order to retain existing customers and to obtain new customers. We incur significant research and development and sales expenses with no assurance that our products will ultimately be designed into an OEM’s equipment. Our operating results and potential growth would be materially and adversely affected if we fail to achieve design wins with leading OEMs. In addition, design wins do not always result in substantial revenues. We believe that OEMs often select their suppliers based on long-term relationships. Accordingly, we may have difficulty achieving design wins from OEMs that are not currently our customers.

  An inability to convince IC manufacturers to specify the use of our MFCs to OEMs would harm our operating results.

      IC manufacturers sometimes direct OEMs to use a specified supplier’s MFCs in the gas delivery module on their equipment. Accordingly, our success will depend, in part, on IC manufacturers specifying that our MFCs be used in the semiconductor capital equipment that they purchase when our MFCs are not already designed-in by the OEM. If IC manufacturers specify our competitors’ MFCs, our operating results would be harmed.

  If IC manufacturers do not implement large scale production on 300 millimeter diameter wafers, or if they implement this large scale production more slowly than expected, our operating results could suffer.

      We have invested significant resources to develop products that address the market for 300 millimeter diameter wafer semiconductor equipment. If IC manufacturers do not implement large scale production on 300 millimeter diameter wafers, or if they implement this large scale production more slowly than expected, our operating results could suffer. In addition, any delay in large scale adoption of manufacturing based upon 300 millimeter diameter wafers would provide time for other companies to develop and market products that compete with ours, which could harm our competitive position.

     If OEMs and IC manufacturers do not transition to module solutions for chemical blending and delivery, our operating results could suffer.

      We have recently acquired Poly Concepts to expand our chemical module design and manufacturing capabilities. Historically, chemical delivery has been provided by bulk blending and distribution systems remotely located from the semiconductor capital equipment. OEMs and IC manufacturers have begun to transition chemical blending and delivery to module solutions on or adjacent to the equipment. In the event that the transition to module solutions is not widely accepted or occurs more slowly than we expect, our operating results could suffer.

Our inability to meet any increase in demand could reduce our market share.

      Demand shifts in the semiconductor industry are rapid and difficult to predict and we may not be able to respond quickly enough to any increase in demand. Our ability to increase sales of our products depends, in part, upon our ability to optimize the use of our manufacturing capacity in a timely manner, to mobilize our supply chain, and, if necessary, expand our manufacturing capacity. If we are unable to respond to rapid increases in demand for our products on a timely basis or to manage any corresponding expansion of our manufacturing capacity effectively, our customers could increase their purchases from our competitors, which would reduce our market share.

  If we do not keep pace with developments in the semiconductor industry, and with technological innovation generally, our products may not be competitive.

      Rapid technological innovation in semiconductor manufacturing processes requires the semiconductor capital equipment industry to anticipate or respond quickly to evolving customer requirements and could render our current product offerings obsolete. We believe that our future success will depend upon our ability to develop and provide products that meet the changing needs of our customers, including the transition from the use of 200 millimeter to 300 millimeter diameter wafers, the shrinking of IC geometries and the use of new materials and processes, such as copper for interconnects and new insulating materials, such as low-k dielectrics. This requires that we successfully anticipate and respond to technological changes in manufacturing processes in a cost-effective and timely manner. Our inability to develop the technical specifications necessary for new products or enhancements to our existing products or to manufacture and ship these products or enhancements in volume in a timely manner could harm our business prospects and significantly reduce our sales. In addition, if our new products have reliability or quality problems, we may experience reduced orders, higher manufacturing costs, delays in acceptance and payment, additional service and warranty expenses and damage to our reputation. The timely development of new or enhanced products is a complex and uncertain process which requires that we:

•	design innovative and performance-enhancing features that differentiate our products from those of our competitors;

•	identify emerging technological trends in the semiconductor industry, including new standards for our products;

•	accurately identify and design new products to meet market needs;

•	collaborate with OEMs to develop these products on a timely and cost-effective basis;

•	successfully manage development cycles;

•	maintain effective marketing strategies; and

•	respond effectively to technological changes or product announcements by others.

      We must devote resources to research and development to keep pace with the rapidly evolving technologies used in the semiconductor manufacturing process. These innovations are inherently complex. Not only do we need the technical expertise to implement the changes necessary to keep our technologies current, we must also rely on the judgment of our management to anticipate future market trends. If we are not able to predict industry changes in a timely fashion, or if we are unable to modify our products in a timely manner, we would likely lose customers and market share.

  The industry in which we participate is highly competitive and rapidly evolving, and if we are unable to compete effectively, our operating results would be harmed.

      Our industry is highly competitive and rapidly evolving. We compete with a number of foreign and domestic suppliers. Our competitors are primarily public companies that compete against us either in high-purity instruments or the design and manufacturing of semiconductor capital equipment process modules. The largest subsystem and components suppliers have focused their efforts primarily on other elements of the semiconductor capital equipment process module outsourcing market, namely laser sources, power management and wafer handling, and have not competed with us in gas and chemical delivery modules. However, these suppliers could decide to compete with us at any time. When we compete for new business at OEMs that have not yet outsourced their gas and chemical delivery systems, we face competition from process module suppliers as well as the OEM’s internal engineering group.

      Increased competition has in the past and could in the future result in price reductions, reduced gross margin or loss of market share, any of which would harm our operating results. To the extent that more OEMs outsource their gas and chemical delivery manufacturing operations to module suppliers, we may face increasing competitive challenges. Competitors may introduce new competitive products for the markets currently served by our products. These products may have better performance, lower prices and broader acceptance than our products. Our potential competitors may have greater name recognition, larger customer bases and greater financial, technical, manufacturing, marketing and other resources than we do. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the development, promotion, sale and support of their products, and reduce prices to increase market share. Moreover, there has been significant merger and acquisition activity among our competitors and potential competitors, particularly during the recent downturn in the semiconductor capital equipment industry. For example, Advanced Energy, Inc., a power management module supplier, recently acquired Aera Japan Limited, a leading supplier of MFCs. Acquisitions may provide our competitors and potential competitors with a competitive advantage over us by enabling them to expand their product offerings and service capabilities to meet a broader range of customer needs. In addition, if one of our customers acquired one of our competitors in order to develop internal solutions for gas and chemical delivery, the loss of that customer could seriously harm our business and operating results. The introduction of new technologies and new market entrants may also increase competitive pressures.

     We must maintain a relatively large inventory of components and instruments to support customer delivery requirements, and if this inventory becomes obsolete and we are required to write down our inventory, our operating results would be adversely affected.

      We must maintain a relatively large number of components and instruments, including conventional MFCs, in our inventory to meet customer delivery requirements for our gas delivery modules. Our inventory may become obsolete as our customers cease to require these products and as we develop new process modules for our customers. In this regard, we took significant inventory impairment charges for excess and obsolete raw materials and inventory re-valuation to the lower of cost or market value during the first quarter of 2002, which adversely affected our operating results. Inventory obsolescence could seriously harm our operating results.

  Defects in our products could damage our reputation, decrease market acceptance of our technology, cause the unintended release of hazardous materials and result in potentially costly litigation.

      A number of factors, including design flaws, materials failures, contamination in the manufacturing environment, impurities in the materials used, unknown sensitivities to process conditions, such as temperature and humidity, equipment failures and errors in the software embedded in our products, may cause our products to contain undetected errors or defects. Problems with our products may:

•	cause delays in product introductions and shipments;

•	result in increased costs and diversion of development resources;

•	cause us to incur increased charges due to unusable inventory;

•	require design modifications;

•	decrease market acceptance or customer satisfaction with these products, which could result in decreased sales and product returns; or

•	result in lower yields for IC manufacturers.

      If any of our products contain defects, or have reliability, quality or compatibility problems, our reputation might be damaged significantly and customers might be reluctant to buy our products. This could result in the loss of, or impair our ability to attract, customers. In addition, we may not find defects or failures in our products until after they are installed in an IC manufacturer’s fabrication facility. We may have to invest significant capital and other resources to correct these problems. Our current or potential customers also might seek to recover from us any losses resulting from defects or failures in our products. Hazardous materials flow through and are controlled by our products and an unintended release of these materials could result in serious injury or death. Liability claims could require us to spend significant time and money in litigation or to pay significant damages.

     We have acquired a number of companies and technologies and plan to continue to evaluate acquisition opportunities, but we may not be able to integrate our acquisitions successfully or complete future acquisitions.

      Since December 1998, we have completed five acquisitions. We must continue to expend significant management and financial resources to successfully integrate the companies and technologies that we acquire. Any future acquisition would likely require additional resources, including substantial attention from our management team. We may not be successful in integrating our acquired businesses or technologies and may not achieve the anticipated benefits. Our ability to manage acquisitions depends on our success in:

•	integrating acquired operations and personnel;

•	retaining existing customers and strategic partners of acquired companies;

•	retaining key employees and management;

•	maintaining effective quality controls of acquired companies;

•	monitoring operations of acquired companies; and

•	controlling costs and unanticipated expenses of acquired companies.

      We may not be able to acquire companies or technologies that complement our present product offerings. If we identify appropriate target companies or technologies, we may not be able to afford to acquire them or may be otherwise unsuccessful in doing so due to market conditions, competition, failure to agree on terms and other circumstances. Implementation of our growth, acquisition and product enhancement strategy may be delayed or altered as these factors affect our acquisition and development decisions.

      In connection with future acquisitions, we may issue equity securities, incur or assume debt, recognize substantial one-time expenses, incur unforeseen liabilities or create goodwill or other intangible assets that could result in significant future charges for impairment. Parties to whom we issue equity securities in acquisitions may seek to liquidate their ownership following an acquisition, which may lead to a decline in the market price of our common stock. The market price of our common stock may also decline upon announcement of an acquisition if investors do not view it favorably. Also, potential acquisition opportunities may be for foreign companies or for divisions of larger companies, for which cash is generally a more attractive consideration than securities. The use of cash for these acquisitions may reduce our future financial flexibility.

  In order to manage future growth and our operation as a public company effectively, we need to upgrade our infrastructure, systems and financial controls. Any failure to do so may impact our ability to accurately report our financial results on a timely basis, which may result in a loss of investor confidence and could result in litigation.

      In recent periods, before the semiconductor industry decline in 2001, rapid growth strained our operations and resources. We plan to increase the scope of our operations, including our global service and support, research and development and sales and marketing organizations. To accommodate this anticipated growth and effectively operate as a public company, we will be required to:

•	improve existing, and implement new, operational and financial systems, procedures and controls; and

•	hire, train and manage additional qualified personnel.

      We may not be able to install adequate control systems in an efficient and timely manner and our current systems and personnel may not be adequate to support our operations. We have installed an Oracle management information system in all but two of the companies that we have acquired in the past three years, and we plan to continue to implement, modify and improve our systems to meet our needs. The difficulties associated with installing and implementing these new systems, procedures and controls may place a significant burden on our management and our internal resources. Our customers submit change requests throughout the manufacturing process for our process modules, and we must ensure that the appropriate information reaches our systems regarding these changes and that our systems can appropriately process this data. As we have expanded our manufacturing operations, we have found that appropriately capturing and processing all of the financial aspects of our manufacturing processes is an ongoing challenge, particularly in periods of rapid growth. If we are unable to maintain an adequate level of financial processes or controls, we may not be able to accurately report our financial performance on a timely basis, which may result in a loss of investor confidence and could result in litigation, which would likely cause our stock price to decline.

     We may be subject to claims of infringement of other parties’ proprietary rights, or to claims that our intellectual property rights are invalid, which could result in significant expense and loss of intellectual property rights.

      We may receive claims that we are infringing third parties’ intellectual property rights. We may also receive claims that our patents or other intellectual property rights are invalid. Our industry is characterized by uncertain and conflicting intellectual property claims and vigorous protection and pursuit of these rights. The resolution of any claims of this nature, with or without merit, could be time consuming, result in costly litigation or cause product shipment delays. In the event of an adverse ruling, we might be required to discontinue the use of certain processes, cease the manufacture and sale of infringing products, expend significant resources to develop non-infringing technology or enter into royalty or licensing agreements. Royalty or licensing agreements, if required, might not be available on terms acceptable to us or at all. The loss of access to any of our intellectual property could harm our business.

      In the process of designing and manufacturing products for our customers, we frequently obtain access to intellectual property relating to their products and manufacturing processes. Similarly, they may be provided with access to intellectual property owned by us. In addition, in working with our customers, we may develop new intellectual property that may have application not only to the processes undertaken for that customer but other customers as well. It is possible that we or our customers may determine or allege that the other has misused intellectual property that is shared between us, and we may disagree with them about the ownership of new intellectual property that we develop. Any such disputes could harm our relations with our customers and impair our ability to use intellectual property that would be valuable to other customers, as well as subject us to the other risks associated with intellectual property disputes.

     If we fail to protect our proprietary rights, our competitors may gain access to our technology, which could adversely affect our ability to compete successfully in our markets and harm our operating results.

      We believe that our success depends, in part, upon our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws and contractual procedures with employees and third parties to protect our proprietary rights. If we fail to adequately protect our proprietary rights, our competitors may gain access to our technology. Furthermore, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, the laws of many foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. As a result, our competitors might offer similar products, which could adversely affect our ability to compete successfully in our market. We also cannot assure you that:

•	our means of protecting our proprietary rights will be adequate;

•	patents will be issued from our currently pending or future applications;

•	our existing patents or any new patents will be sufficient in scope or strength to provide any meaningful protection or commercial advantage to us;

•	any patent or registered trademark owned by us will not be invalidated, circumvented or challenged in the United States or foreign countries;

•	others will not misappropriate our proprietary technologies or independently develop similar technology, duplicate our products or design around any of our patents or our other intellectual property rights; or

•	competitors will not be issued patents that would impede our ability to compete with them.

      We may be required to spend significant resources to monitor and protect our intellectual property rights. We may initiate claims or litigation against third parties for infringement of our proprietary rights to establish the validity of our proprietary rights. This litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel.

     We depend upon a limited number of suppliers for some of the components, subassemblies and raw materials used in the manufacturing of our products, which could result in increased costs or delays in the manufacture and sale of our products.

      We rely on outside suppliers to deliver and manufacture some of the components, subassemblies and raw materials used in the manufacturing of our products. We obtain some of these components, subassemblies and raw materials from a limited number of suppliers. Some of these suppliers are also our competitors. Because of our reliance on outside suppliers generally, and a limited number of suppliers in some cases, we may be unable to obtain an adequate supply of required components, subassemblies and raw materials on a timely basis, at a price and on other terms acceptable to us, or at all. Any shortages of required components, subassemblies or raw materials could affect our ability to meet our customers’ needs, which would damage our reputation and could result in the loss of market share or adversely affect our operating results.

     Our international operations subject us to operational, financial and political risks.

      We maintain facilities in Ireland, Singapore and South Korea to support our manufacturing and sales and support operations. In addition, we provide service and support through authorized representatives located in Germany, Japan, the People’s Republic of China and Taiwan. As we increase our international operations, we will be subject to risks and challenges that we would not otherwise face if we conducted our business only in the United States. These include:

•	compliance with a wide variety of laws and regulations, including taxes, tariffs, quotas, export controls, export licenses and other trade barriers;

•	effectively monitoring geographically dispersed operations;

•	political and economic instability in, or foreign conflicts involving, the countries in which we and our customers are located, causing delays or reductions in orders for our products;

•	difficulties in staffing, managing and training personnel and representatives in foreign countries;

•	reduced protection for intellectual property rights in some countries, particularly in Asia;

•	currency exchange rate fluctuations, which could increase the price of our products in local currencies; and

•	transportation disruptions.

      Any of these factors could harm our existing international operations and business or impair our ability to continue expanding into international markets.

     We are subject to a variety of environmental laws and regulations that could cause us to incur significant expenses and may result in costly litigation.

      We are subject to a variety of federal, state, local and foreign environmental laws and regulations relating to the storage, use, discharge, disposal, clean-up of, and human exposure to, hazardous materials. Our operations generate and use materials that are considered hazardous under applicable laws and regulations. Compliance with these or future laws or regulations subjects us to substantial costs and associated risks and penalties for non-compliance. We cannot assure you that violations of these laws and regulations will not occur in the future as a result of our inability to obtain permits, human error, accidents, equipment failure or other causes. If we fail to comply with any present or future laws or regulations, we could be subject to future liabilities or prohibited from selling our products, which would harm our financial condition and operating results.

      Past violations of environmental laws and regulations have occurred in facilities currently or formerly operated by Kinetic Systems that could subject us to enforcement action, penalties and other liabilities. For example, some of these facilities have soil or groundwater contamination that may require remediation. In addition, we may be liable for the remediation of sites where hazardous materials, or those of acquired companies, have been disposed. The process of remediating contamination in soil and groundwater is costly, and could affect our future results of operations. In addition, any contamination could migrate offsite, and any resulting personal injuries or property damage could subject us to costly and time-consuming litigation and resulting liabilities. We have entered into a separation agreement with the Kinetic Systems companies that provides that they would indemnify us in the event we are required to pay damages resulting from violations of environmental laws and regulations that occurred at facilities currently or formerly operated by them. However, Kinetic Systems may not fulfill its obligation to indemnify us for any damages or may not have the financial resources to do so.

     Our business depends on the continued service of key management and technical personnel on whose knowledge, leadership and technical expertise we rely.

      Our success depends heavily upon the continued contributions of our key management and technical personnel, whose knowledge, leadership and technical expertise would be difficult to replace. In particular, we depend upon the continued service of our Chairman and Chief Executive Officer, David J. Shimmon, who is also the Chairman and Chief Executive Officer of each of the Kinetic Systems companies. Several of these personnel have been with us for a number of years. All of our executive officers and key personnel are employees at-will. We have no employment contracts and maintain no key person insurance on any of our personnel. In the future, we may need technical personnel experienced in competencies that we do not currently require. Competition for these employees may be intense, and we may not be successful in attracting or retaining these personnel. The loss of any key employee, the failure of any key employee to perform in his or her current position or our inability to attract and retain skilled employees as needed could impair our ability to meet customer and technological demands.

     We may require additional capital to support business growth, and this capital may not be available on terms satisfactory to us or at all.

      We intend to continue to make investments to support business growth and may require additional funds to respond to business challenges, which include the need to develop new products or enhance existing products, enhance our operating infrastructure and acquire complementary businesses and technologies. Accordingly, we may need to secure additional funds through the issuance of equity or debt securities. Equity and debt financing, however, may not be available when needed or, if available, may not be available on terms satisfactory to us. If we are unable to obtain adequate financing or financing on terms satisfactory to us, our ability to grow and to respond to business challenges could be significantly limited.

     Earthquakes or other disasters may damage our facilities or the facilities of our suppliers, which could result in manufacturing and shipping delays, which could damage our relationships with our customers.

      Our corporate headquarters, some of our manufacturing facilities and many of our suppliers are located in seismically active areas that have experienced earthquakes in the past. For example, we manufacture most of our MFCs at our Yorba Linda, California facility. If an earthquake or other disaster damaged this facility or a facility of one of our suppliers, it could result in manufacturing and shipping delays, which could damage our relationships with our customers. If this were to occur, our operating results could be harmed.

Risks Related to Our Business Separation

Potential corporate tax liabilities could negatively affect our financial results.

      The separation of the Kinetic Systems companies from Celerity will be a taxable transaction, measured by the difference between the value of the Kinetic Systems companies at the time of the separation and our basis in the Kinetic Systems companies. We do not believe the transaction will result in any corporate tax liability to us because we anticipate that our calculated basis in the Kinetic Systems companies will be greater than the fair market value of the Kinetic Systems companies, as determined by an independent appraisal. However, the taxing authorities may disagree with our determination of either the tax basis of the Kinetic Systems companies or the valuation of the Kinetic Systems companies, in which case we could be assessed tax in connection with the reorganization. If the taxing authorities subsequently determine that we should have paid corporate tax as a result of the separation of the Kinetic Systems companies, the taxing authorities may require us to pay tax, interest and penalties, which could adversely affect our financial results. We have entered into a tax sharing agreement with the Kinetic Systems companies which provides that they will indemnify us for any tax liability, including interest and penalties, arising as a result of the separation and for other specific tax liabilities. However, the Kinetic Systems companies might not fulfill their obligation to indemnify us or might not have the financial resources at the time of such a tax assessment to satisfy any required indemnification obligations.

     Our historical financial information may not be representative of our results as a stand-alone company and, therefore, may not be reliable as an indicator of our historical or future results.

      Concurrent with the completion of this offering, we will distribute shares of the Kinetic Systems companies to our stockholders as a dividend. The historical financial information that we have included in this prospectus has been derived from financial statements that consolidated the results of Celerity and Kinetic Systems and may not be indicative of our financial position, operating results, changes in stockholders’ net investment or cash flows in the future. It is also not necessarily indicative of what our financial position, results of operation or cash flows would have been had we been a stand-alone entity for the periods presented. Our historical combined financial statements reflect allocations, primarily with respect to legal, tax, treasury and centralized accounting functions as well as general corporate infrastructure expenses. These allocations may be less than the actual expenses we will incur in the future as a stand-alone company. Our historical combined financial statements do not reflect the significant changes that we expect to occur in the future as a result of our business separation, this offering and the distribution, including changes in how we fund our operations, conduct tax planning and manage employee matters. Following our separation, we expect to incur incremental operating costs and expenses associated with increased marketing expenses related to establishing a new brand identity.

     Our business separation may expose us to litigation risks, and if the Kinetic Systems companies breach their obligations under our separation agreements, our financial and operating results could be impaired.

      In connection with our business separation, we may be subject to legal claims stemming from our previous status as the parent corporation of the Kinetic Systems companies. Under our separation agreement with the Kinetic Systems companies, the Kinetic Systems companies and we will agree to indemnify each other for the liabilities owned or otherwise assumed by each of us pursuant to the separation. We cannot assure you that the Kinetic Systems companies will be capable of honoring their obligations. If the Kinetic Systems companies breach their obligations to us, or pursue an indemnification claim against us, our financial condition and operating results could be materially and adversely affected.

     The transitional services agreements among the Kinetic Systems companies and us were made in the context of an affiliate relationship, and we may not be able to replace the services we will receive from KSI in a timely manner or on as favorable terms as we will receive from KSI.

      KSI has agreed to provide transitional services to us. Although KSI is contractually obligated to provide us with these services, these services may not be provided at the same level as when we were part of the same corporate organization, and we may not be able to obtain the same benefits. After the expiration of the management services agreement, we may not be able to replace the transitional services in a timely manner or on terms and conditions, including cost, as favorable as those we will receive from KSI. The management services agreement was made in the context of an affiliate relationship and was negotiated in the overall context of our business separation. The prices charged to us under this agreement may be lower than the prices that we may be required to pay third parties for similar services or the costs of similar services if we were to undertake them ourselves.

     Several members of our board of directors, including our Chairman and Chief Executive Officer, may face conflicts of interest in connection with and following our business separation.

      Many members of our board of directors, including Mr. Shimmon, will be members of the board of directors of each of the Kinetic Systems companies following this offering. In addition, Mr. Shimmon will be the Chairman and Chief Executive Officer of each of the Kinetic Systems companies. These responsibilities may create conflicts of interest in dealing with decisions that have different implications for our company and Kinetic Systems. These conflicts of interest may occur in matters related to our business separation, including indemnification with respect to taxes and other matters governed by our separation agreement with Kinetic Systems and support services among us and Kinetic Systems pursuant to our management services agreement.

Risks Related to this Offering

     The trading price of our common stock is likely to be volatile, and you may not be able to sell your shares at or above the initial public offering price.

      The trading prices of securities of technology companies have been highly volatile. Accordingly, the trading price of our common stock is likely to be subject to wide fluctuations. Factors that are likely to affect the trading price of our common stock include:

•	market conditions in the semiconductor and the semiconductor capital equipment industries and the economy as a whole;

•	variations in our operating results;

•	announcements of technological innovations, new products or product enhancements, strategic alliances, acquisitions or significant agreements by us or by our competitors;

•	departure of key personnel;

•	the gain or loss of significant orders or customers; and

•	changes in the estimates of our operating performance or changes in recommendations by any securities analysts who publish research regarding our common stock.

      In addition, if the market for technology stocks or the stock market in general experiences a continued or greater loss in investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results and financial condition. The trading price of our common stock also may decline in reaction to events that affect other companies in our industry, even if these events do not directly affect us. General political or economic conditions, such as a recession, interest rate and currency fluctuations, could also cause the trading price of our common stock to decline.

     There has been no prior market for our common stock and a public market for our stock may not develop or be sustained, which could make it more difficult for you to sell your stock.

      Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after this offering, and the market price might fall below the initial public offering price. The initial public offering price may bear no relationship to the price at which the common stock will trade subsequent to the completion of this offering. The initial public offering price will be determined based on negotiations between us and the representatives of the underwriters, based on factors that may not be indicative of future market performance.

     Our executive officers, directors and principal stockholders will have substantial control over our business operations and stockholder actions, and their affiliation with Kinetic Systems could result in conflicts of interest.

      After completion of the offering, our executive officers, directors and principal stockholders, in the aggregate, will beneficially own approximately      % of the outstanding shares of our common stock, or      % if the underwriters fully exercise their over-allotment option. As a result, if these persons act together, they will have control over our business, policies and affairs. This voting control will enable them, among other things, to:

•	elect our entire board of directors and, as a result, control matters requiring board approval, such as the appointment of management; and

•	control matters submitted to a stockholder vote, including amendments to our certificate of incorporation, mergers and consolidations with third parties and the sale of all or substantially all of our assets.

      In addition, these persons own substantially all of Kinetic Systems, which could result in conflicts of interest. For example, they will have the power to alter the terms of our separation agreements with the Kinetic Systems companies and us. The Kinetic Systems companies may pursue business opportunities that may be of interest to us or these persons may interpret indemnification obligations among the Kinetic Systems companies and us in a manner adverse to us. The interests of our executive officers, directors and principal stockholders may differ from your interests or the interests of other stockholders. Investors in this offering will likely not be able to affect the outcome of any stockholder vote so long as our executive officers, directors and principal stockholders control a majority of our common stock.

Future sales of shares by existing stockholders could cause our stock price to decline.

      If our existing stockholders sell, or are perceived to sell, substantial amounts of our common stock in the public market following this offering, the trading price of our common stock could decline. Based on shares outstanding as of March 31, 2002, upon completion of this offering, we will have outstanding approximately       shares of common stock, assuming no exercise of the underwriters’ over-allotment option. Of these shares, all of the  shares of common stock sold in this offering will be freely tradable, without restriction, in the public market, except for the shares offered as part of the directed share component of this offering. After the lock-up agreements pertaining to this offering expire 180 days from the date of this prospectus, an additional 113,371,206 shares will be eligible for sale in the public market, 98,299,924 of which are held by directors, executive officers and other affiliates, and are subject to volume limitations under Rule 144 of the Securities Act and various vesting agreements. In addition, all of the shares subject to options held by our employees, vested options held by employees of Kinetic Systems, options to purchase our common stock to be issued in substitution for restricted stock and warrants outstanding as of March 31, 2002 and the 7,500,000 shares reserved for future issuance under our 2002 Equity Incentive Plan and the 8,333,333 shares of our common stock issuable in certain circumstances after August 30, 2002 under an outstanding promissory note will become eligible for sale in the public market to the extent permitted by the provisions of applicable vesting agreements, conversion provisions, the lock-up agreements and Rules 144 and 701 under the Securities Act. Of the shares subject to outstanding options, approximately 2.0 million shares held by non-senior management personnel of Celerity and KSI are not subject to lock-up agreements and will be freely tradeable upon exercise. Morgan Stanley, on behalf of the underwriters, may also, in its sole discretion, permit our officers, directors and current stockholders to sell shares prior to the expiration of the lock-up agreements. See “Shares Eligible for Future Sale” for more information regarding shares of our common stock that may be sold by existing stockholders after the closing of this offering.

     You will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

      The initial public offering price of our common stock will be substantially higher than the book value per share of the outstanding common stock after this offering. Therefore, based on an assumed initial public offering price of $      per share, if you purchase our common stock in this offering, you will suffer immediate and substantial dilution of approximately $      per share. If additional shares are sold by the underwriters following exercise of their over-allotment option, or if outstanding options and warrants to purchase our common stock are exercised, you will experience additional dilution.

     Provisions of our certificate of incorporation and bylaws or Delaware law may discourage, delay or prevent a change of control of our company or changes in our management and therefore depress the trading price of our common stock.

      Delaware corporate law and our certificate of incorporation and bylaws contain provisions that could discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

•	establish a classified board of directors so that not all members of our board may be elected at one time;

•	authorize the issuance of “blank check” preferred stock that our board could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	eliminate cumulative voting in the election of directors, which would allow less than a majority of our stockholders to elect director candidates; and

•	establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

      In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company. For a further description of these anti-takeover provisions, see “Description of Capital Stock—Anti-Takeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      We have made statements under the captions “Prospectus Summary,” “Risk Factors,” “Our Business Separation,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative or plural of these words and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, include, among other things, projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business and the markets in which we operate. These statements are only predictions based on our current expectations and projections about future events. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.” You should specifically consider the numerous risks outlined under “Risk Factors.” We are under no duty to update any forward-looking statement after the date of this prospectus to conform these statements to actual future results.

OUR BUSINESS SEPARATION

Overview

      Current Structure. We were incorporated in 1999 to facilitate the acquisition of KGI from USFilter, which was then a subsidiary of Vivendi, S.A., in the 2000 Buy-Out. In connection with and following the 2000 Buy-Out, we acquired and expanded two groups of companies that operate different businesses: (1) gas and chemical delivery process module design and manufacturing for OEMs and IC manufacturers; and (2) turnkey process systems and operating services for electronics, biotechnology and pharmaceutical manufacturers. Our process module business is conducted through our operating subsidiary KFS. The turnkey process systems business is conducted through our operating subsidiaries KSI and KBI. The following diagram illustrates our corporate structure before the completion of this offering.

      Business Separation. Concurrent with the completion of this offering, we will distribute all of the shares of the Kinetic Systems companies through a dividend to our existing stockholders. The purchase of shares of our common stock in this offering will not entitle you to receive this dividend. Following this dividend, Kinetic Systems will no longer be a part of our company.

      To effect this separation, we will undertake the following steps concurrently with the closing of this offering:

1.	KGI will distribute all of its shares of the Kinetic Systems companies to Celerity;

2.	Celerity will then distribute these shares to our existing stockholders in the form of a stock dividend; and

3.	KGI will merge into Celerity, with Celerity succeeding to all the assets and liabilities of KGI by operation of law, including all right, title and interest in a $150.0 million note payable by KSI to KGI, which we refer to as the separation note.

      As a result of these steps, Celerity will directly own KFS as shown in the following diagram.

      Debt Refinancing and Repayment. Concurrent with the completion of this offering, we will repay debt that we incurred in connection with the 2000 Buy-Out and other corporate debt subsequently incurred. As of March 31, 2002, we had outstanding debt carried on our balance sheet at approximately $288.7 million, net of a discount from the face amount of this debt of $15.2 million. This debt consists of term loans and revolving lines of credit from a syndicate of banks and lending institutions as well as promissory notes payable to institutional investors and to Vivendi, through USFilter. See “Use of Proceeds.”

      All of our debt will be repaid through funds received from two sources. First, KSI will repay the separation note. KSI has obtained a commitment letter from The Bank of Nova Scotia, which expires on August 31, 2002, for a senior credit facility in the amount of $150.0 million, which will be consummated upon completion of this offering. KSI will use the proceeds of this facility to repay the separation note. We will use the proceeds from the repayment of the separation note, together with approximately $169.6 million of the proceeds to us from this offering, to repay our outstanding debt, plus accrued interest through March 31, 2002 and prepayment premiums. Of the debt to be repaid, $13.1 million will be repaid upon maturity in December 2002.

      Tax Treatment of the Business Separation. The separation of the Kinetic Systems companies from Celerity will be a taxable transaction, measured by the difference between the value of the Kinetic Systems companies at the time of the separation and our basis in the Kinetic Systems companies. We do not believe that the transaction will result in any corporate tax liability to us because we anticipate that our calculated basis in the Kinetic Systems companies will be greater than the fair market value of the Kinetic Systems companies, as determined by an independent appraisal. Under our tax sharing agreement with the Kinetic Systems companies, these companies will assume all tax liabilities associated with the business separation and indemnify us for any tax-related liability or loss that we might incur as a result of the separation.

Agreements Related to our Business Separation

      As part of our business separation, we will be entering into the following agreements with the Kinetic Systems companies:

•	A separation agreement will govern the separation of the Kinetic Systems companies from our business, and provides that we and the Kinetic Systems companies will indemnify each other for specific liabilities;

•	A management services agreement under which the Kinetic Systems companies and we will provide certain administrative and corporate support services to one another on an interim or transitional basis following the completion of the offering;

•	A tax sharing agreement allocating responsibilities for tax matters among the Kinetic Systems companies and us, including indemnification obligations resulting from the business separation and for other specific tax liabilities;

•	A trademark license agreement under which we will license some of our trademarks to the Kinetic Systems companies;

•	A confidential disclosure agreement under which each of the Kinetic Systems companies and we will agree to hold certain information confidential for either five years or indefinitely, depending upon the sensitivity of the information; and

•	An employee matters agreement under which we allocate among us and each of the Kinetic Systems companies the responsibilities relating to benefit plans for our current and former employees.

      For a more complete description of these agreements, please see “Related Party Transactions— Agreements Related to Our Business Separation.”

Treatment of Outstanding Options and Warrants

      In connection with the separation of the Kinetic Systems companies from our company, employees of the Kinetic Systems companies will be entitled to exercise their options to purchase shares of our common stock that are vested as of the date of the completion of this offering until the option grants expire under their original terms, which is ten years from the date of grant. In order to preserve the intrinsic value of outstanding vested stock options held by Kinetic Systems employees, we will adjust the number of stock options by dividing the number of shares purchasable under these outstanding vested options by a conversion ratio determined on the first trading day of our common stock on the Nasdaq National Market and adjust the exercise price by multiplying the original exercise price per share of each vested option by the same ratio. This conversion ratio will be determined by dividing the closing price of our common stock on the Nasdaq National Market on the first trading day by the sum of the closing price plus the per share value of the shares of the Kinetic Systems companies distributed to our stockholders, as determined by an independent appraisal company. The exercise price of, and number of shares subject to, all vested and unvested outstanding stock options held by employees who will remain with Celerity following the completion of our business separation will be adjusted according to the same formula in the same manner as described above. All stock options held by employees of Kinetic Systems that are unvested as of the date of the completion of this offering will be converted into unvested stock options of Kinetic Systems.

      Assuming a closing price for our common stock on the Nasdaq National Market on the first trading day of $     per share, outstanding options will be adjusted as follows:

•	the 4,261,022 shares of common stock subject to options outstanding at March 31, 2002 awarded to our employees under our 2000 Stock Option Plan would convert into options to purchase shares of our common stock, each having an exercise price of $ per share;

•	the 2,099,843 shares of common stock subject to options awarded under our 2000 Stock Option Plan held by employees of Kinetic Systems that were vested as of March 31, 2002 would convert into options to purchase shares of our common stock, each having an exercise price of $ per share; and

•	the exercise price of the 5,135,424 shares of common stock subject to options issuable under our 2002 Stock Option Plan in substitution for the shares of restricted stock awarded under our 2000 Deferred Stock Plan will adjust from $3.00 per share to $ per share. However, the number of shares subject to these options will not adjust.

      Pursuant to the terms of outstanding warrants to purchase 3,324,891 shares of our common stock, we will divide the number of shares subject to these outstanding warrants by a ratio equal to (1) the overall value of our company prior to the distribution less (2) the value of the shares of the Kinetic Systems companies distributed to our stockholders, as determined by an independent appraisal company, divided by the overall value of our company prior to the distribution, and multiply the exercise price per share of the warrant by the same ratio. Assuming a closing price for our common stock on the Nasdaq National Market on the first trading day of $ per share, these warrants to purchase 3,324,891 shares of common stock, each having an exercise price of $.01 per share, will convert into warrants to purchase       shares of our common stock, each having an exercise price of $          .

      The exercise price of, and number of shares subject to, warrants to purchase 4,737,308 shares of common stock held by USFilter, each having an exercise price of $3.00 per share, will not adjust as a result of our business separation. USFilter cannot exercise these warrants prior to August 30, 2002. We will use a portion of the net proceeds to us from this offering to repay outstanding notes held by USFilter, including the convertible note, and upon this repayment, the warrants held by USFilter will expire pursuant to their terms.

      See “Management—Employee Benefit Plans and Option Grants” and “Description of Capital Stock” for further detail regarding the treatment of outstanding stock options and warrants.

USE OF PROCEEDS

      We estimate that our net proceeds from this offering will be approximately $           million, at an assumed initial public offering price of $           per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $           million. We will not receive any proceeds from the sale of shares by the selling stockholders.

      The principal purposes of this offering are to repay outstanding debt, obtain additional capital, establish a public market for our common stock and facilitate our future access to public capital markets. We intend to use approximately $169.6 million from this offering, and $150.0 million to be paid to us by KSI in satisfaction of the separation note, to repay approximately $319.6 million in outstanding debt, including accrued interest through March 31, 2002 and prepayment premiums. Of the debt to be repaid, $13.1 million will be repaid upon maturity in December 2002. Our total debt is comprised of the following (in thousands):

					Accrued
					Interest
					and
			Carrying Value	Face	Prepayment
Debt Instrument	Interest Rate	Maturity Date	at March 31, 2002	Value	Premiums	Total

Term Loan	LIBOR plus 4.00%	December 31, 2005	$125,000	$125,000	$685	$125,685
Revolving Line of Credit	LIBOR plus 3.50%	February 28, 2006	45,300	45,300	328	45,628
12.50% Senior Notes	12.50%	August 25, 2006	62,129	70,000	4,965	74,965
11.75% Junior Notes	11.75%	August 30, 2006	43,665	50,000	9,400	59,400
Other			12,614	13,638	320	13,958

Total			$288,708	$303,938	$15,698	$319,636

      We anticipate using the balance of the net proceeds to us from this offering for general corporate purposes and working capital requirements. We may also use a portion of these net proceeds to fund possible investments in, or acquisitions of, complementary businesses, products or technologies. Currently, there are no commitments or agreements regarding any such investments or acquisitions. Pending their ultimate use, we intend to invest the net proceeds to us from this offering in short-term, interest-bearing, investment grade securities.

      Other than the repayment of the $169.6 million in debt and the payment of related expenses, the amount and timing of how we actually spend the net proceeds to us from this offering may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in the section entitled “Risk Factors.” Therefore, we will have broad discretion in the way we use the net proceeds.

DIVIDEND POLICY

      Other than as described in the section entitled “Our Business Separation,” we have never declared or paid any dividends on our capital stock. We currently expect to retain any future earnings for use in the operation and expansion of our business and do not anticipate paying any dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors the board deems relevant.

CAPITALIZATION

      The following table shows our capitalization as of March 31, 2002. Our capitalization is presented (1) on an actual basis, (2) on a pro forma basis to reflect the sale of 2,464,341 shares of our Series A preferred stock in April 2002 for aggregate proceeds of approximately $7.8 million, the issuance of 3,481,012 shares of our Series A preferred stock in connection with the acquisition of Poly Concepts that we completed in May 2002 and the automatic conversion of our outstanding shares of our Series A preferred stock into 25,652,051 shares of our common stock upon the closing of this offering and (3) on a pro forma as adjusted basis to reflect the sale of       shares of our common stock offered by us at an assumed initial public offering price of $      per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the use of approximately $169.6 million in net proceeds from the offering, and $150.0 million to be paid to us by KSI from a separation note, to repay approximately $319.6 million in outstanding debt, including accrued interest through March 31, 2002 and prepayment premiums, following the completion of this offering.

	March 31, 2002

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(unaudited)
	(in thousands, except share and
	per share data)
Total debt	$288,708	$	$

Stockholders’ equity:
Convertible preferred stock, $.01 par value; 50,000,000 shares authorized, 19,706,698 shares issued and outstanding, actual; 50,000,000 shares authorized, no shares issued and outstanding pro forma; 5,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	197
Common stock, $.01 par value; 250,000,000 shares authorized, 93,664,508 shares issued and outstanding, actual, 119,316,559 shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	937
Additional paid-in capital	183,094
Advances to Kinetic Systems	(59,959)
Stockholder note receivable	(4,000)
Deferred stock-based compensation	(376)
Accumulated deficit	(83,132)
Accumulated other comprehensive loss	(3,308)

Total stockholders’ equity	33,453

Total capitalization	$33,453	$	$

      The number of shares of our common stock shown as issued and outstanding in the table above excludes:

•	8,333,333 shares of common stock issuable upon conversion of a $25.0 million note held by USFilter, which will become convertible into our common stock in certain circumstances after August 30, 2002;

•	8,062,199 shares of common stock subject to warrants outstanding at March 31, 2002, having a weighted average exercise price of $1.77 per share;

•	4,261,022 shares of common stock subject to options outstanding at March 31, 2002, awarded to our employees under our 2000 Stock Option Plan, each having an exercise price of $3.00 per share;

•	6,204,864 shares of common stock subject to options awarded under our 2000 Stock Option Plan held by employees of Kinetic Systems, each having an exercise price of $3.00 per share, 2,099,843 of which were vested as of March 31, 2002. All stock options held by employees of Kinetic Systems that are unvested as of the date of the completion of this offering will be converted into unvested stock options of Kinetic Systems;

•	4,279,520 shares of restricted stock outstanding at March 31, 2002 awarded under our 2000 Deferred Stock Plan issued to 14 individuals. Prior to the completion of this offering, we will cancel these shares and these individuals will receive options under our 2002 Stock Option Plan to purchase an aggregate of 5,135,424 shares of our common stock, each having an exercise price of $3.00 per share; and

•	7,500,000 shares of common stock available for issuance under our 2002 Equity Incentive Plan.

      Please read the capitalization table together with the sections of this prospectus entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

DILUTION

      Our pro forma net tangible book value as of March 31, 2002 was approximately $           million, or $      per share of our common stock. Our pro forma net tangible book value per share represents our total tangible assets less total liabilities divided by the number of shares of our common stock outstanding on March 31, 2002 and reflects the sale of 2,464,341 shares of our Series A preferred stock in April 2002 for aggregate proceeds of approximately $7.8 million, the issuance of 3,481,012 shares of our Series A preferred stock in connection with an acquisition that we completed in May 2002 and the automatic conversion of our outstanding shares of Series A preferred stock into 25,652,051 shares of our common stock upon the completion of this offering.

      Without taking into account any changes in pro forma net tangible book value after March 31, 2002, other than to give effect to the sale of       shares of our common stock offered by us at an assumed initial public offering price of $      per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2002 would have been approximately $          million, or $      per share of our common stock. This amount represents an immediate increase in pro forma net tangible book value of $      per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $      per share to new investors purchasing shares in this offering. The following table illustrates the dilution in pro forma net tangible book value per share to new investors.

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of March 31, 2002
Increase per share attributable to new investors

Pro forma net tangible book value per share after this offering

Dilution in pro forma net tangible book value per share to new investors	$

      The following table summarizes, as of March 31, 2002 on the pro forma basis described above, the number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share paid to us by existing stockholders and to be paid by new investors purchasing shares of our common stock in this offering at an assumed initial public offering price of $      per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Total
	Shares Purchased		Consideration
Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders		%	$	%	$
New investors

Total		100.0%		100.0%

      The above information excludes:

•	8,333,333 shares of common stock issuable upon conversion of a $25.0 million note held by USFilter, which will become convertible into our common stock in certain circumstances after August 30, 2002;

•	8,062,199 shares of common stock subject to warrants outstanding at March 31, 2002, having a weighted average exercise price of $1.77 per share;

•	4,261,022 shares of common stock subject to options outstanding at March 31, 2002 awarded to our employees under our 2000 Stock Option Plan, each having an exercise price of $3.00 per share;

•	6,204,864 shares of common stock subject to options outstanding at March 31, 2002 awarded under our 2000 Stock Option Plan held by employees of Kinetic Systems, each having an exercise price of $3.00 per share, 2,099,843 of which were vested as of March 31, 2002. All stock options held by employees of Kinetic Systems that are unvested as of the date of the completion of this offering will be converted into unvested stock options of Kinetic Systems;

•	4,279,520 shares of restricted stock outstanding at March 31, 2002 awarded under our 2000 Deferred Stock Plan issued to 14 individuals. Prior to the completion of this offering, we will cancel these shares and these individuals will receive options under our 2002 Stock Option Plan to purchase an aggregate of 5,135,424 shares of our common stock, each having an exercise price of $3.00 per share; and

•	7,500,000 shares of common stock available for issuance under our 2002 Equity Incentive Plan.

      If all of the options and warrants to purchase our common stock outstanding at March 31, 2002 were exercised, the pro forma net tangible book value as of March 31, 2002 would have been $          million and the pro forma net tangible book value would have been $      per share, causing dilution to new investors of $          .

SELECTED CONSOLIDATED FINANCIAL DATA

      The selected consolidated financial data should be read in conjunction with, and is qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1999, 2000 and 2001, and the consolidated balance sheet data as of December 31, 2000 and 2001, are derived from our audited consolidated financial statements appearing elsewhere in this prospectus and our consolidated balance sheet data as of December 31, 1999 is derived from our audited consolidated financial statements not appearing in this prospectus. The consolidated statement of operations data for the year ended December 31, 1999 is derived by combining the statement of operations data for the period January 1, 1999 through April 28, 1999 with the data for the period from April 29, 1999 through December 31, 1999. The consolidated statement of operations data for the year ended December 31, 2000 is derived by combining the statement of operations data for the period from January 1, 2000 through August 30, 2000 with the data for the period from August 31, 2000 through December 31, 2000. The consolidated statements of operations data for the year ended December 31, 1997 and 1998, and the consolidated balance sheet data as of December 31, 1997 and 1998, are derived from our unaudited consolidated financial statements not appearing in this prospectus. The consolidated statement of operations data for the three months ended March 31, 2001 and 2002, and the consolidated balance sheet data as of March 31, 2002, are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. We have prepared the unaudited information on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. The historical results are not necessarily indicative of the results to be expected in any future period, and the results for the three months ended March 31, 2002 are not necessarily indicative of results to be expected for the full year.

						Three Months
						Ended
	Years Ended December 31,					March 31,

	1997	1998	1999	2000	2001	2001	2002

	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$4,926	$3,385	$201,128	$486,574	$194,691	$88,795	$33,243
Cost of goods sold	3,666	3,687	176,187	393,421	172,812	73,906	31,592

Gross margin	1,260	(302)	24,941	93,153	21,879	14,889	1,651
Operating expenses:
Selling, general and administrative	1,058	1,576	25,299	32,943	35,948	8,436	10,190
Research and development	—	—	7,923	8,228	8,909	2,284	1,813
Amortization of goodwill and other intangible assets	—	—	6,910	11,372	15,735	3,852	1,026
Depreciation	1	82	1,946	2,659	3,256	556	1,008
Non-recurring charges	—	—	7,202	9,348	—	—	—

Income (loss) from operations	201	(1,960)	(24,339)	28,603	(41,969)	(239)	(12,386)
Interest expense	—	3	135	13,173	41,798	9,469	6,619
Interest income from Kinetic Systems	—	—	—	(6,814)	(20,134)	(4,586)	(4,568)
Other (income) expense, net	(115)	124	(1,359)	(1,026)	1,289	506	2,242

Income (loss) before taxes	86	(2,087)	(23,115)	23,270	(64,922)	(5,628)	(16,679)
Provision for income taxes	79	—	282	9,492	126	11	37

Net income (loss)	$7	$(2,087)	$(23,397)	$13,778	$(65,048)	$(5,639)	$(16,716)

Net loss per share; basic and diluted					$(0.70)	$(0.06)	$(0.18)
Shares used in computation of basic and diluted net loss per share					93,128	92,412	93,665

	As of December 31,					As of
						March 31,
	1997	1998	1999	2000	2001	2002

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$286	$926	$1,133	$8,337	$34,841	$34,238
Working capital	499	(3,347)	23,724	41,441	(79,882)	(86,674)
Total assets	3,103	68,841	216,416	405,952	371,846	372,309
Long-term debt, less current portion	—	23,191	13,138	273,421	—	—
Total stockholders’ equity	1,119	31,029	120,034	39,878	40,501	33,453

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis of our financial condition and operating results should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those anticipated by these forward-looking statements as a result of many factors including those discussed under “Risk Factors” and elsewhere in this prospectus.

Overview

      We are a leader in the design and production of high performance gas and chemical delivery process modules that are integral to manufacturing semiconductors. Our proprietary flow technology enables us to deliver highly configurable solutions to our customers, which principally consist of manufacturers of semiconductor capital equipment that is used by IC manufacturers.

      We currently conduct our operations in two distinct businesses. We conduct our gas and chemical delivery process module business through KFS, which we will retain as our sole operating subsidiary following the completion of this offering. We also deliver turn-key, high-purity process systems and operating services to the electronics, pharmaceuticals, and biotechnology industries through the Kinetic Systems companies. Prior to this offering, we and the Kinetic Systems companies will execute a separation agreement that will provide for our business separation upon completion of this offering. Under this agreement, we will distribute all the shares of the Kinetic Systems companies to our existing stockholders. KGI will merge into Celerity, and Celerity will remain a holding company whose only operating subsidiary will be KFS, which, in turn, will own, directly and indirectly, other subsidiaries.

      Based on our experience in delivering turn-key, high-purity process systems and operating services to the semiconductor industry, in 1998, we initiated a strategy to capitalize on the trend towards increased outsourcing by OEMs. As part of our strategy to expand our breadth of products and services, we made a number of acquisitions:

•	In December 1998, we acquired Insync Systems, Inc., a designer and manufacturer of gas delivery modules and related subassemblies for OEMs;

•	In January 1999, we purchased Unit Instruments, Inc., a designer and manufacturer of MFCs;

•	In June 1999, KFS entered into an asset purchase agreement with Applied Materials to transfer key personnel and purchase raw materials, work-in-process and test equipment, and entered into a supply agreement for outsourced manufacturing of their gas modules;

•	In July 1999, we acquired e-Flow, Inc., a designer and manufacturer of gas delivery modules to OEMs;

•	In February 2001, we acquired Marchi Associates, Inc., a designer and manufacturer of specialty temperature sensors and heaters for OEMs; and

•	In May 2002, we acquired Poly Concepts, Inc., a designer and manufacturer of chemical delivery modules.

      In May 2002, we entered into a new supply agreement with Applied Materials for the design and production of gas delivery modules for their equipment. Under this agreement, we are obligated to provide price reductions and further reduce manufacturing cycle times, as well as to make other advances in the efficiency of our manufacturing processes.

      Because our products serve the highly cyclical semiconductor industry, our business is subject to demand fluctuations that have resulted in significant variations in revenues, expenses and results of operations for the periods presented. Fluctuations are likely to continue in future periods. We believe that sales to a limited number of customers will continue to account for most of our revenues. We generally have limited backlog and therefore we rely upon orders that are booked and shipped in the same quarter for a majority of our revenues.

Basis of Presentation

      Our financial statements, on a consolidated basis, present our financial position and results of operations. They do not include the financial position or results of operations of the Kinetic Systems companies.

      From January 1998 through April 1999, KGI was a subsidiary of United States Filter Corporation, or USFilter. In April 1999, Vivendi, S.A., a French water and telecommunications conglomerate, acquired USFilter. The acquisition of USFilter by Vivendi was accounted for under the purchase method of accounting. We performed an analysis to determine the fair value of the assets acquired by Vivendi at the acquisition date of April 28, 1999, and determined that it approximated the then carrying value of the assets acquired.

      We were formed by management and a group of outside investors in October 1999 to facilitate the acquisition of KGI from Vivendi in a purchase transaction that closed in August 2000, which we refer to as the 2000 Buy-Out. The purchase accounting adjustments related to the 2000 Buy-Out have been reflected in the consolidated financial statements included in this prospectus.

      Our consolidated financial statements in this prospectus include the assets, liabilities, operating results and cash flows of our business after giving effect to our business separation and do not include the assets, liabilities, operating results and cash flows of the Kinetic Systems companies. These statements have been prepared using KGI’s basis in the assets and liabilities and the historical results of operations for periods prior to August 2000. Periods subsequent to August 2000 have been prepared using our basis in the assets and liabilities acquired on August 2000, as a result of the 2000 Buy-Out. As part of our business separation, KSI will pay to us $150.0 million under a note owed to us that we refer to as the separation note. Our consolidated financial statements for the periods subsequent to the 2000 Buy-Out include as interest income the interest on this note. The consolidated financial information included in this prospectus may not necessarily reflect the consolidated financial position, operating results, changes in stockholders’ equity, and cash flows of Celerity in the future or what they would have been had we been a separate, stand-alone entity during the periods presented.

      We will repay all of our outstanding debt with the net proceeds from this offering and the proceeds from KSI’s repayment of the separation note. Concurrent with this offering, KSI will borrow $150.0 million under a new senior credit facility and use those borrowings for repayment of the separation note. We will have no obligations or guarantees with respect to this senior credit facility and our assets will not collateralize this debt.

     Fiscal Year

      We have a 52 or 53-week fiscal year which ends on the Friday nearest to the last day in December. Our fiscal year ended December 31, 1999 had 53 weeks. The fiscal years ended December 29, 2000 and December 28, 2001 each had 52 weeks. For purposes of financial statement presentation, each fiscal quarter end is described as ending the 30th or 31st depending on the calendar month end date and each fiscal year is described as having ended December 31st.

     Revenues

      We generally recognize revenues when we ship a product and title has passed to the customer, provided no further performance obligations exist, the fee is fixed or determinable and collectibility is reasonably assured, and, in some cases, upon customer acceptance. We recognize service revenue at the time we provide the service.

     Cost of Goods Sold

      Cost of goods sold consists primarily of manufacturing materials, payroll and related overhead, warranty costs and inventory reserve. Cost of goods sold also includes nonrecurring engineering costs reimbursed by our customers. We order materials based on backlog and forecasted customer orders.

     Operating Expenses

      Selling, General and Administrative. Selling, general and administrative expenses include expenses related to sales, marketing and administrative activities. Such expenses include payroll and related benefits, travel, professional fees, rent, overhead and other costs. We expect that selling, general and administrative expenses will continue to increase in future periods.

      Research and Development. Research and development expenses include expenses related to research, product development and sustaining engineering. Such expenses include payroll and related overhead, outside services and material costs. All research and development costs are expensed as incurred and may fluctuate from period to period based on composition of costs. We plan to increase our investment in research and development activities to develop new technologies and applications for current and new markets.

      In-Process Research and Development Expense. In connection with the 2000 Buy-Out, we allocated $9.3 million of the purchase price to in-process research and development. The amount allocated to in-process research and development was expensed upon the 2000 Buy-Out because technological feasibility had not been established and no future alternative uses existed.

      Stock-Based Compensation. In connection with the grant of stock options to employees in the three months ended March 31, 2002, we recorded an aggregate of $395,000 in deferred stock-based compensation. These options are considered compensatory because the fair value of our stock determined for financial reporting purposes is greater than the fair value determined by the board of directors on the date of the grant. As of March 31, 2002, we had an aggregate of $376,000 of deferred stock-based compensation remaining to be amortized.

      We anticipate that we will record additional stock-based compensation expense related to options granted after March 31, 2002. We are amortizing the deferred stock-based compensation on an accelerated basis over the vesting period of the related options, which is generally four years. The amount of stock-based compensation amortization recognized in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.

Results of Operations

      The following table presents our historical operating results for the periods presented as a percentage of revenues. The consolidated statement of operations data for the year ended December 31, 1999 is derived by combining the statement of operations data for the period January 1, 1999 through April 28, 1999 with the data for the period from April 29, 1999 through December 31, 1999. The consolidated statement of operations data for the year ended December 31, 2000 is derived by combining the statement of operations data for the period from January 1, 2000 through August 30, 2000 with the data for the period from August 31, 2000 through December 31, 2000:

				Three Months
	Year Ended			Ended

	December 31,			March 31,

	1999	2000	2001	2001	2002

Revenues	98.2%	98.9%	98.1%	99.5%	96.5%
Revenues from Kinetic Systems	1.8	1.1	1.9	0.5	3.5

	100.0	100.0	100.0	100.0	100.0
Cost of goods sold	87.6	80.9	88.8	83.2	95.0

Gross margin	12.4	19.1	11.2	16.8	5.0
Operating expenses:
Selling, general and administrative	12.6	6.8	18.5	9.5	30.7
Research and development	3.9	1.7	4.6	2.6	5.5
Amortization of goodwill and other intangible assets	3.4	2.3	8.1	4.3	3.1
Depreciation	1.0	0.5	1.7	0.6	3.0
Non-recurring charges	3.6	1.9	0.0	0.0	0.0

Income (loss) from operations	(12.1)	5.9	(21.6)	(0.3)	(37.3)
Interest expense	0.1	2.7	21.5	10.7	19.9
Interest income from Kinetic Systems	—	(1.4)	(10.3)	(5.2)	(13.7)
Other (income)expense, net	(0.7)	(0.2)	0.7	0.6	6.7

Income (loss) before income taxes	(11.5)	4.8	(33.3)	(6.3)	(50.2)

Provision for income taxes	0.1	2.0	0.1	—	0.1

Net income (loss)	(11.6)%	2.8%	(33.4)%	(6.4)%	(50.3)%

Three Months Ended March 31, 2002 and March 31, 2001

      Revenues. Revenues for the three months ended March 31, 2002 were $33.2 million compared with $88.8 million for the three months ended March 31, 2001, a decrease of $55.6 million or 62.6%. The decrease in revenues resulted from the global slowdown in demand for semiconductor capital equipment during 2001, which caused a decline in demand for our products from OEMs and IC manufacturing customers. Applied Materials accounted for 72% of our revenues for the three months ended March 31, 2002 and 64% for the three months ended March 31, 2001.

      Gross Margin. Gross margin as a percentage of revenues for the three months ended March 31, 2002 was 5.0% compared with 16.8% of revenues for the three months ended March 31, 2001. The decrease in gross margin percentage was primarily due to significant inventory charges for excess and obsolete raw materials and an inventory re-valuation to the lower of cost or market value. These changes were associated with both technology shifts to our latest products and the overall slowdown in the semiconductor industry. In addition, under-utilization of manufacturing capacity contributed to the lower gross margin. These effects were partially offset by the sale of a higher proportion of modules for 300 millimeter diameter wafer equipment.

      Selling, General and Administrative. Selling, general and administrative expenses for the three months ended March 31, 2002 were $10.2 million, or 30.7% of revenues, compared with $8.4 million, or 9.5% of revenues, for the three months ended March 31, 2001. These increases were related to increased sales and marketing costs as we focused our efforts on the transition to modular solutions with embedded proprietary technology and as we added personnel to strengthen our global customer support obligations.

      Research and Development. Research and development expenses for the three months ended March 31, 2002 were $1.8 million, or 5.5% of revenues, compared with $2.3 million, or 2.6% of revenues, for the three months ended March 31, 2001. This decrease in spending was primarily a result of delays in specific research and development initiatives.

      Amortization of Goodwill and Other Intangible Assets. Amortization expense for the three months ended March 31, 2002 was $1.0 million compared with $3.9 million for the three months ended March 31, 2001. This decrease was attributable to our adoption of SFAS 142 effective January 2002, which requires the discontinuation of goodwill amortization.

      Depreciation. Depreciation expense for the three months ended March 31, 2002 was $1.0 million compared with $556,000 for the three months ended March 31, 2001. This increase was primarily due to the acquisition of Marchi Associates and its underlying depreciable assets.

      Other (Income) Expense. Other (income) expense, which consists of interest expense, interest income from Kinetic Systems related to the separation note and other (income) expense, net, for the three months ended March 31, 2002 was an expense of $4.3 million compared with an expense of $5.4 million for the three months ended March 31, 2001.

      Provision for Income Taxes. The provision for income taxes for the three months ended March 31, 2002 and the three months ended March 31, 2001 were not material.

  Years Ended December 31, 2001 and December 31, 2000

      Revenues. Revenues for the year ended December 31, 2001 were $194.7 million compared with $486.6 million for the year ended December 31, 2000, a decrease of $291.9 million, or 60.0%. The decrease in revenues resulted from the global slowdown in demand for semiconductor capital equipment during 2001, which caused a significant decline in demand for our products from our OEM and IC manufacturing customers. Applied Materials accounted for 64% of our revenues for the year ended December 31, 2001 and 78% for the year ended December 31, 2000.

      Gross Margin. Gross margin as a percentage of revenues for the year ended December 31, 2001 was 11.2% compared with 19.1% of revenues for the year ended December 31, 2000. The decrease in gross margin percentage was primarily due to the overall industry downturn in 2001, which led to the under-utilization of manufacturing capacity, incurrence of severance costs, charge related to excess and obsolete inventory and re-valuation of raw material to the lower of cost or market value.

      Selling, General and Administrative. Selling, general and administrative expenses, for the year ended December 31, 2001 were $35.9 million, or 18.5% of revenues, compared with $32.9 million, or 6.8% of revenues, for the year ended December 31, 2000. The increase in spending was primarily related to severance and lease termination costs associated with our efforts to reduce costs, as well as due to increased sales and marketing costs associated with the introduction of new products.

      Research and Development. Research and development expenses for the year ended December 31, 2001 were $8.9 million, or 4.6% of revenues, compared with $8.2 million, or 1.7% of revenues, for the year ended December 31, 2000. The increase in spending was primarily due to research and development costs associated with the introduction of our MultiFlo MFC technology.

      Amortization of Goodwill and Other Intangible Assets. Amortization expense for the year ended December 31, 2001 was $15.7 million compared with $11.4 million for the year ended December 31, 2000. This increase was attributable to the amortization of goodwill and other intangibles arising from the acquisition of Marchi Associates.

      Depreciation. Depreciation expense for the year ended December 31, 2001 was $3.3 million compared with $2.7 million for the year ended December 31, 2000. This increase was primarily attributable to the acquisition of Marchi Associates.

      Other (Income) Expense. Other (income) expense for the year ended December 31, 2001 was an expense of $23.0 million compared with an expense of $5.3 million for the year ended December 31, 2000. This increase was due to increased interest expense as a result of the 2000 Buy-Out.

      Provision for Income Taxes. The provision for income taxes for the year ended December 31, 2001 was $126,000 compared with $9.5 million for the year ended December 31, 2000. The income tax provision for the year ended December 31, 2001 was comprised of miscellaneous state and foreign income taxes resulting from taxable earnings in separate taxing jurisdictions. The provision for the year ended December 31, 2000 was comprised of federal, state and foreign taxes which reflected the impact of nondeductible goodwill amortization offset by the reduction in the valuation allowance. The provision for the year ended December 31, 2001 was lower than the year ended December 31, 2000 principally due to decreased taxable income in the period.

  Years Ended December 31, 2000 and December 31, 1999

      Revenues. Revenues for the year ended December 31, 2000 were $486.6 million compared with $201.1 million for the year ended December 31, 1999, an increase of $285.5 million, or 142.0%. The increase in revenues was due to strong worldwide demand for semiconductor capital equipment as well as our entry into a supply agreement with Applied Materials in July 1999. Applied Materials accounted for 78% of our revenues for the year ended December 31, 2000 and 66% for the year ended December 31, 1999.

      Gross Margin. Gross margin as a percentage of revenues for the year ended December 31, 2000 was 19.1% compared with 12.4% for the year ended December 31, 1999. This increase in gross margin as a percentage of revenues resulted primarily from manufacturing efficiencies associated with increased production volumes, supply chain cost savings and favorable shifts in product mix. In addition, gross margin for the year ended December 31, 1999 was adversely affected by start-up manufacturing costs associated with the Applied Materials supply agreement.

      Selling, General and Administrative. Selling, general and administrative expenses for the year ended December 31, 2000 were $32.9 million, or 6.8% of revenues, compared with $25.3 million, or 12.6% of revenues, for the year ended December 31, 1999. The increase in spending was due to additional infrastructure costs needed to support the growth in our business.

      Research and Development. Research and development expenses for the year ended December 31, 2000 were $8.2 million, or 1.7% of revenues, compared with $7.9 million, or 3.9% of revenues, for the year ended December 31, 1999. The increase in spending was due to additional staffing, materials and equipment costs.

      Amortization of Goodwill and Other Intangible Assets. Amortization expense for the year ended December 31, 2000 was $11.4 million compared with $6.9 million for the year ended December 31, 1999. This increase reflects the amortization of goodwill and other intangibles associated with the e-Flow acquisition and the asset purchase from Applied Materials.

      Depreciation. Depreciation expense for the year ended December 31, 2000 was $2.7 million compared with $1.9 million for the year ended December 31, 1999. This increase is primarily associated with our asset purchase agreement with Applied Materials.

      Non-recurring charges. Non-recurring charges for the year ended December 31, 2000 were $9.3 million and $7.2 million for the year ended December 31, 1999. For the year ended December 31, 2000, we incurred a charge for in-process research and development costs associated with the 2000 Buy-Out. For the year ended

December 31, 1999, we incurred a charge for start-up costs associated with the Applied Materials supply agreement.

      Other (Income) Expense. Other (income) expense for the year ended December 31, 2000 was an expense of $5.3 million for fiscal 2000 compared with income of $1.2 million for year ended December 31, 1999. This change was the result of increased interest expense associated with long-term debt incurred to finance the 2000 Buy-Out.

      Provision for Income Taxes. The provision for income taxes for the year ended December 31, 2000 was $9.5 million compared with $282,000 for the year ended December 31, 1999. The provision for the year ended December 31, 2000 was comprised of federal, state and foreign taxes which reflect the impact of nondeductible goodwill amortization offset by the use of the valuation allowance. The income tax provision for the year ended December 31, 1999 was comprised of miscellaneous state and foreign income taxes resulting form taxable earnings in separate taxing jurisdictions. The provision for the year ended December 31, 2000 was higher than the year ended December 31, 1999 principally due to increased taxable income during the period.

Quarterly Results of Operations

      We have experienced, and expect to continue to experience, significant fluctuations in our quarterly results. Our expense levels are based, in part, on our expectations of future revenues. The following table presents our unaudited quarterly results of operations for the nine quarters ended March 31, 2002. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Our operating results for any quarter are not necessarily indicative of future performance.

	Three Months Ended

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,
	2000	2000	2000	2000	2001	2001	2001	2001	2002

	(in thousands)
Revenues	$95,122	$113,484	$136,148	$136,335	$88,316	$46,632	$27,697	$28,414	$32,085
Revenues from Kinetic Systems	906	1,313	1,832	1,434	479	1,288	1,220	645	1,158

	96,028	114,797	137,980	137,769	88,795	47,920	28,917	29,059	33,243
Cost of goods sold	73,238	92,737	111,848	115,598	73,906	44,764	24,833	29,309	31,592

Gross margin	22,790	22,060	26,132	22,171	14,889	3,156	4,084	(250)	1,651
Operating expenses:
Selling, general and administrative	8,616	8,246	8,074	8,007	8,436	8,141	10,772	8,599	10,190
Research and development	1,471	2,313	2,272	2,172	2,284	2,452	2,106	2,067	1,813
Amortization of goodwill and other intangible assets	2,094	2,094	4,229	2,955	3,852	3,989	3,928	3,966	1,026
Depreciation	485	653	759	762	556	762	1,072	866	1,008
Non-recurring charges	—	—	9,348	—	—	—	—	—	—

Income (loss) from operations	10,124	8,754	1,450	8,275	(239)	(12,188)	(13,794)	(15,748)	(12,386)
Interest expense	759	2	1,847	10,565	9,469	9,049	11,582	11,698	6,619
Interest income from Kinetic Systems	—	—	(1,844)	(4,970)	(4,586)	(4,042)	(5,729)	(5,777)	(4,568)
Other (income) expense	101	(47)	30	(1,110)	506	(7)	24	766	2,242

Income (loss) before income taxes	9,264	8,799	1,417	3,790	(5,628)	(17,188)	(19,671)	(22,435)	(16,679)
Provision for income taxes	4,112	4,198	371	811	11	34	39	42	37

Net income (loss)	$5,152	$4,601	$1,046	$2,979	$(5,639)	$(17,222)	$(19,710)	$(22,477)	$(16,716)

Net income (loss) per share, basic and diluted	—	—	—	$0.03	$(0.06)	$(0.19)	$(0.21)	$(0.24)	$(0.18)

      The following table presents our historical results for the periods indicated as a percentage of revenues:

	Three Months Ended

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,
	2000	2000	2000	2000	2001	2001	2001	2001	2002

Revenues	99.1%	98.9%	98.7%	99.0%	99.5%	97.3%	95.8%	97.8%	96.5%
Revenues from Kinetic Systems	0.9	1.1	1.3	1.0	0.5	2.7	4.2	2.2	3.5

	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of goods sold	76.3	80.8	81.1	83.9	83.2	93.4	85.9	100.9	95.0

Gross margin	23.7	19.2	18.9	16.1	16.8	6.6	14.1	(0.9)	5.0
Operating expenses:
Selling, general and administrative	9.0	7.2	5.9	5.8	9.5	17.0	37.3	29.6	30.7
Research and development	1.5	2.0	1.6	1.6	2.6	5.1	7.3	7.1	5.5
Amortization of goodwill and other intangibles assets	2.2	1.8	3.1	2.1	4.3	8.3	13.6	13.6	3.1
Depreciation	0.5	0.6	0.6	0.6	0.6	1.6	3.7	3.0	3.0
Non-recurring charges	—	—	6.8	—	—	—	—	—	—

Income (loss) from operations	10.5	7.6	1.1	6.0	(0.3)	(25.4)	(47.7)	(54.3)	(37.3)
Interest expense	0.8	—	1.3	7.7	10.7	18.9	40.1	40.3	19.9
Interest income from Kinetic Systems	—	—	(1.3)	(3.6)	(5.2)	(8.4)	(19.8)	(19.9)	(13.7)
Other (income) expense	0.1	—	—	(0.8)	0.6	—	0.1	2.6	6.7

Income (loss) before income taxes	9.6	7.7	1.0	2.8	(6.3)	(35.9)	(68.1)	(77.2)	(50.2)
Provision for income taxes	4.3	3.7	0.3	0.6	—	0.1	0.1	0.1	0.1

Net income (loss)	5.3%	4.0%	0.8%	2.2%	(6.4)%	(35.9)%	(68.2)%	(77.3)%	(50.3)%

Liquidity and Capital Resources

      Our cash flows from operations for the three months ended March 31, 2002 reflected a net use of cash of $9.0 million compared with a net use of cash of $6.5 million for the three months ended March 31, 2001. In the three months ended March 31, 2002, our net use of cash from operations resulted from the net loss from operations, which was partially offset by noncash charges included in our net loss. Our net use of cash from operations during the three months ended March 31, 2001 primarily represented our net loss from operations substantially offset by non-cash charges included in our net loss from operations as well as reductions in working capital associated with receivables and inventories.

      Our net use of cash from operations reflected a net use of cash of $9.6 million, net cash provided of $45.6 million and net use of cash of $58.7 million in the years ended December 31, 2001, 2000 and 1999, respectively. The increase in cash used in operations in the year ended December 31, 2001 was primarily attributed to the net loss, which was partially offset by non-cash charges included in our net loss and reductions in working capital primarily tied to accounts receivable and reductions in inventories. The net cash provided from operations in the year ended December 31, 2000 was the result of net income generated by increased revenue volumes and non-cash charges included in our net income, partially offset by increases in inventory levels greater than the increase in accounts payable. Our use of cash in operations in the year ended December 31, 1999 was primarily attributed to the growth in working capital, primarily accounts receivable and inventory associated the overall growth in the semiconductor industry, and our net loss, which included non-recurring charges associated with the start-up of the supply agreement with Applied Materials.

      Cash flow used in investing activities was $503,000, $32.9 million, $136.3 million and $619,000 million in the three months ended March 31, 2002 and the years ended December 31, 2001, 2000 and 1999, respectively. Investments in the year ended December 31, 2001 included the purchase of Marchi Associates, net of cash acquired, for $27.1 million. Investments in the year ended December 31, 2000 primarily represented cash flow used for the 2000 Buy-Out. Capital expenditures were $503,000, $4.7 million, $16.7 million and $6.0 million in the three months ended March 31, 2002 and the years ended December 31, 2001, 2000, and 1999 respectively.

      Cash provided by financing activities was $8.9 million, $68.8 million, $97.8 million and $58.6 million for the three months ended March 31, 2002 and the years ended December 2001, 2000 and 1999, respectively. Cash provided in the three months ended March 31, 2002 consisted of advances from Kinetic Systems. Cash provided by financing activities in 2001 consisted primarily of proceeds from the issuance of preferred stock and borrowings under our revolving line of credit, which exceeded net principal payments we made on our term debt. Cash provided by financing activities in 2000 consisted primarily of long term debt incurred and proceeds from the sale of common stock to finance the 2000 Buy-Out, offset by funds we allocated to Kinetic Systems. Cash provided by financing activities in 1999 consisted primarily of cash provided by, and businesses contributed by, our predecessor parent company.

      At the time of the 2000 Buy-Out, we entered into a $110.0 million revolving line of credit, which was reduced to $95.0 million in December 2001. This line of credit bears interest at a rate similar to LIBOR plus 3.5%. The facility is secured by a security interest in the assets of KGI and guarantors. Borrowings under this facility at December 31, 2000 and 2001 were $20.0 million and $45.3 million respectively.

      We lease facilities and equipment from related parties and third-party owners under noncancelable operating leases. Future minimum payments under noncancelable operating leases with terms greater than one year as of December 31, 2001 are as follows (in thousands):

	Related	Third
	Parties	Parties	Total

December 31,
2002	$360	$3,944	$4,304
2003	360	3,801	4,161
2004	360	3,673	4,033
2005	180	3,099	3,279
2006	—	1,914	1,914
Thereafter	—	938	938

Total minimum lease payments	$1,260	$17,369	$18,629

      We believe our net proceeds from this offering will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancement to existing products, the costs to ensure access to adequate manufacturing capacity, and the continuing market acceptance of our products. To the extent that funds generated by this offering are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, products or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Recent Accounting Pronouncements

      In July 2001, the FASB issued Statement No. 141, “Business Combinations” (“SFAS 141”). SFAS 141 requires the purchase method of accounting for all business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method.

      In July 2001, the FASB issued Statement No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), which requires the discontinuation of goodwill amortization. SFAS 142 is required to be applied starting with fiscal years beginning after December 15, 2001. We adopted SFAS 142 effective January 1, 2002 and discontinued amortizing goodwill and other indefinite lived intangibles.

      In August 2001, the FASB issued Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 supersedes SFAS 121 and the accounting and reporting provisions of

Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations— Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” (“APB 30”), for the disposal of a segment of a business. SFAS 144 also amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary.

      In April 2002, the FASB issued Statement No. 145, “Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”), which will require gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under Statement 4. Accordingly, gains or losses from extinguishments of debt for fiscal years beginning after May 15, 2002 shall not be reported as extraordinary items unless the extinguishment qualifies as an extraordinary item under the provisions of APB 30. We do not expect the adoption of SFAS 145 to have a material effect on its consolidated financial position or consolidated results of operations.

Critical Accounting Policies and Estimates

      We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

      Revenue Recognition. We recognize revenues in accordance with SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” as amended by SAB 101A and 101B. SAB 101 requires that four basic criteria be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (4) is based on management’s judgments regarding the collectibility of those fees. If we applied different assumptions and reached different estimates, the amount of our reported revenue would change accordingly. Should changes in conditions cause us to reach different conclusions for future transactions, revenue recognized in future periods could be adversely affected.

      Valuation of Accounts Receivable. We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current credit worthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain an allowance for doubtful accounts based upon our historical experience and any specific customer collection issues that we have identified. If we used different factors in developing our allowance for doubtful accounts, the amount of the allowance would change, with corresponding changes to our reported selling, general and administrative expense. While our credit losses have historically been within our expectations and the allowance established, we might not continue to experience the same credit loss rates that we have in the past.

      Our accounts receivable are concentrated in relatively few customers. Therefore, a significant change in the liquidity or financial position of, or a significant dispute over payment with, any one customer could make it more difficult for us to collect our accounts receivable and require us to increase our allowance for doubtful accounts.

      Inventory Valuation. We state our inventories at the lower of cost or market. The cost of our inventory is determined on a first-in, first-out basis. In addition, we write down inventories for estimated obsolescence or unmarketable inventories equal to the difference between the cost of inventories and the estimated market value based upon assumptions about future demand and market conditions. Demand is generated by customer purchase orders and forecasts and is compared to inventory levels on hand and on order to determine impairment levels. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

      Warranty Reserve. We provide for the estimated cost of product warranties at the time revenue is recognized. Our warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. We must exercise considerable judgment in estimating the expected failure rates, a process based on historical experience of similar products as well as various other assumptions that we believe to be reasonable under the circumstances. If we employed different assumptions the amount of the warranty reserve would be different, which would have a corresponding impact on our reported cost of sales. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required.

      Long-Lived Assets. At March 31, 2002, the carrying value of our property and equipment totaled $21.1 million. This carrying value reflects estimates, assumptions and judgments relative to capitalized costs, useful lives, utilization and salvage values. We evaluate the carrying value of our property and equipment and our $104.7 million of goodwill and other intangible assets when events or changes in circumstances indicate that the carrying value of such assets may be impaired and, if appropriate, revalue the asset and record an impairment charge. Asset impairment evaluations are, by nature, highly subjective.

      The estimates, assumptions and judgments we use in the application of our property and equipment and asset impairment policies reflect both historical experience and expectations regarding future industry conditions and operations. The use of different estimates, assumptions and judgments, especially those involving the useful lives of our property and equipment and expectations regarding future industry conditions and operations, would likely result in materially different carrying values of assets and results of operations.

      Accounting for Income Taxes. We account for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” Under this method, we determine deferred tax assets and liabilities based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income or reduce loss and increase stockholders’ equity in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

      Financial Instruments. We have issued some financial instruments that require continuous re-valuation to market, including warrants and puts issued with debt. These instruments are valued using standard valuation formulas with assumptions about volatility, probability of prepayment and other matters. We have not changed our methods of calculating these fair values or developing the underlying assumptions. If our assumptions are different than actual results, the impact on the calculations and market values could be significant.

Quantitative and Qualitative Disclosure of Market Risks

      Credit Risk. We are potentially subject to concentrations of credit risk, principally in accounts receivable as historically we have relied on a limited number of customers for a substantial portion of our revenues. We perform ongoing credit evaluations of our customers and we generally do not require collateral. Our major customers are large, well-established semiconductor OEMs and IC manufacturers that have historically paid their accounts receivables balances with us.

      Foreign Currency Exchange Risk. Our revenues and expenses, except in Ireland, Singapore and South Korea are denominated in U.S. dollars. As a result, we have relatively little exposure for currency exchange risks and foreign exchange losses have been minimal to date. We do not currently enter into forward exchange contracts to hedge exposure denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes. In the future, if we feel our foreign currency exposure has increased, we may consider entering into hedging transactions to help mitigate that risk.

      Interest Rate Risk. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk.

Some of the securities in which we invest may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with an interest rate fixed at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities and certificates of deposit with maturities of less than thirteen months. In addition, we may in the future use derivatives, including interest rate swaps, to hedge our interest rate risk.

BUSINESS

Overview

      We are a leader in the design and production of high performance gas and chemical delivery process modules that are integral to manufacturing semiconductors. Our proprietary flow control technology enables us to deliver highly flexible and configurable solutions to our customers, which principally consist of manufacturers of semiconductor capital equipment that is used by integrated circuit, or IC, manufacturers.

      Historically, these semiconductor original equipment manufacturers, or OEMs, designed, manufactured and integrated the majority of the elements used in their capital equipment products. Increasingly, OEMs are outsourcing the design and manufacturing of elements of their products to a small number of preferred suppliers. These elements, referred to as process modules, include gas delivery, chemical blending delivery, laser sources, power management and wafer handling. We believe the primary driver of growth in outsourcing is the desire of OEMs to leverage the expertise and resources of module suppliers, enabling OEMs to focus on providing their customers with even better solutions.

      Our proprietary technology, combined with our design and manufacturing expertise as well as our advanced supply chain management and logistics, enable us to provide our customers with higher performance process modules and shorter equipment manufacturing cycle times. In addition, our global service and support organization helps to reduce equipment downtime during the IC manufacturing process. Combined, these benefits contribute to lowering costs for OEMs and IC manufacturers. Our top five OEM customers by revenues for the twelve months ended March 31, 2002 were Applied Materials, Inc., ASML Holding N.V., Axcelis Technologies, Inc., Lam Research Corporation and Novellus Systems, Inc.

Industry Background

      Overall growth in the semiconductor industry is driven by the global demand for electronic products. The dual trends of cost reduction and innovation continue to drive the rapidly growing use of ICs in a broad set of products and applications, ranging from traditional uses in computers and disk drives to newer applications within automobiles and medical appliances.

      As ICs become even more widely used, Gartner Dataquest estimates that worldwide sales will grow from approximately $151 billion in 2001 to $245 billion in 2004. Semiconductor industry growth, the transition to new technologies and the increasing complexity of manufacturing ICs drive semiconductor capital equipment spending. According to Gartner Dataquest, this spending is projected to grow from approximately $24 billion in 2001 to $43 billion in 2004.

     New Technology Contributes to Increasing Demand for Semiconductor Capital Equipment

      Currently three major technology transitions in IC manufacturing are converging. We believe these transitions, in addition to the need for additional manufacturing capacity, will play an important role in driving increased demand for semiconductor capital equipment over the next several years. These technology transitions, each of which requires new manufacturing and process steps and equipment, are:

      Movement to Smaller Geometries. Smaller semiconductor geometries enable IC manufacturers to improve the performance and processing speed of ICs. Geometries on advanced ICs are moving from .18 micron to .13 micron, and are expected to move to .10 micron and below in the near future.

      Volume Production on 300 Millimeter Diameter Wafers. Leading semiconductor manufacturers are implementing large scale production on 300 millimeter diameter wafers in order to increase productivity and reduce costs, as compared to 200 millimeter diameter wafers.

      Introduction of New Materials. Changes in materials and processes, such as copper for interconnects, and new insulating materials, such as low-k dielectrics, are being used to achieve higher speed and performance.

Gas and Chemical Delivery Modules are Critical to Manufacturing Integrated Circuits

      The fabrication of advanced ICs continues to increase in complexity, typically requiring in excess of 300 process steps today. These steps are performed on a wafer, generally made of silicon, and certain of the steps are repeated numerous times. All of these steps are performed using semiconductor capital equipment, which generally includes four to five major modules. Steps used to deposit and etch, or remove, insulating and conductive layers on a wafer typically employ specialty gases, while steps used to clean, strip and polish a wafer typically require specialty chemicals. Precise blending and delivery of these gases and chemicals is essential to achieving acceptable yields in the IC manufacturing process.

      To ensure the integrity and performance of these process steps, IC manufacturing requires sophisticated gas and chemical delivery modules. A typical deposition or etch process, which is performed in a process chamber, may use from three to twelve different gases, with each gas delivered at varying flow rates and pressures uniquely suited to the requirements of the process. The most critical technology in gas delivery modules is the mass flow controller, or MFC, which automatically regulates the precise flow of gas into the process chamber. Traditionally, each MFC has been designed for a specific gas and flow rate and has required factory calibration. This has created the need for hundreds of unique parts that must be used in an IC fabrication facility, or fab.

      A typical cleaning, stripping or polishing process step, which is performed in a chemical bath or on a polishing platform, uses from three to ten different chemicals with each chemical delivered in precise quantities and concentrations, tailored to each process. In order to improve process control, IC manufacturers have begun to adopt new chemical processes that require chemical blending at their point of use.

A Significant Shift to Outsourcing is Occurring Among OEMs

      Increasingly, OEMs are outsourcing the design and manufacturing of elements of their products to a small number of preferred suppliers in order to improve their manufacturing efficiencies and product solutions. This enables OEMs to focus on providing IC manufacturers with even better semiconductor equipment at lower costs. Process modules that are being outsourced include gas delivery, chemical delivery, laser sources, power management and wafer handling. Because of the critical role that module suppliers now play, OEMs require them to:

      Deliver Configurable Modules. Since each semiconductor manufacturer has its own approach to making semiconductors, OEMs provide equipment configured to each customer’s requirements. Gas delivery modules have historically been one of the most challenging modules for OEMs to standardize because of their complexity and the need for custom configuration. This high degree of configuration, combined with increasingly complex manufacturing processes, means that OEMs are faced with long development and production cycle times as well as high design, manufacturing and inventory expenses. OEMs, as a result, are looking to preferred suppliers that can provide solutions using highly configurable modules with standard options that can be selected and integrated late in the assembly and test process. This improves capital utilization and also increases the OEMs’ flexibility in both managing inventories and meeting changing customer specifications.

      Provide Specification and Design Expertise. OEMs and IC manufacturers require module suppliers to have extensive knowledge of the semiconductor fabrication process as well as comprehensive design and engineering expertise. This expertise is critical to the seamless integration of process modules into semiconductor equipment and of that equipment into the fab. It is also critical for ensuring the proper functioning of the equipment throughout its operating life since these modules are used across a variety of applications. The modules must be easily integrated and have the flexibility to be rapidly reconfigured as process requirements change over the life of the equipment.

      Manage Supply Chain Logistics. OEMs are looking to module suppliers to help them to reduce their inventories and management demands as well as to use capital more efficiently. A number of OEMs require these suppliers to make design and specification decisions in order to shorten manufacturing cycle times, enhance flexibility and reduce the number of suppliers with which they must interact. In addition, there is an increasing use of online inventory management, including order fulfillment and tracking, to increase efficiency in the supply chain.

      Provide Local Support Around the World. OEMs require that module suppliers have a presence close to their facilities in order to maximize supply chain efficiencies. In addition, module suppliers need to provide application engineering, sales, service and spare parts close to fabs around the world.

      We believe that a small group of preferred module suppliers that can meet the requirements of both OEMs and IC manufacturers will win the largest market share for their products.

Our Solution

      We are a leader in the design and production of high performance gas and chemical delivery process modules that are integral to manufacturing semiconductors. We also design and manufacture advanced MFCs that enable us to substantially improve the performance of gas delivery modules using our proprietary gas flow technology. Our chemical delivery modules incorporate our proprietary control technology to automatically control the chemical composition and flow rates of the many chemicals used in the IC manufacturing process. Our products benefit customers in several important ways:

      MultiFlo Technology Increases Manufacturing Flexibility and Equipment Utilization. Our MultiFlo MFCs incorporate software with sophisticated algorithms that enable easy configuration for any one of a number of gases and flow rates. This proprietary technology allows for flexible configuration and reconfiguration of gas and flow rates without removing the MFC from the module. In contrast, conventional MFCs must be removed and recalibrated by a trained technician using specialty gases and instruments. Our MultiFlo MFC technology significantly reduces our manufacturing cycle time for gas delivery modules. We estimate that nine of our MultiFlo MFCs address approximately 85% of all the gas delivery applications in a typical fab, eliminating the need for hundreds of different custom MFCs. This enables OEMs and IC manufacturers to cost effectively maintain the inventory needed to rapidly replace parts and significantly reduce equipment downtime. For these reasons, several of the world’s leading OEMs and semiconductor manufacturers have selected MultiFlo technology as the default standard on a number of their semiconductor capital equipment platforms for 200 millimeter and 300 millimeter diameter wafers.

      Our Modules Provide Increased Performance and Lower Costs. We have substantially improved the gas and chemical delivery systems used in semiconductor capital equipment by using our advanced technology and engineering expertise to provide OEMs with a modular solution. Our gas modules, in particular, are highly configurable with standard options that can be selected and integrated late in the assembly and test cycle. Our OEM customers benefit from the ability to use our modules interchangeably across multiple product platforms and integrate them easily into their equipment. This substantially lowers their costs while enabling them to deliver a higher performance product to their customers.

      Design Expertise Enables Us to Satisfy Customer Needs. Our team of research scientists, product development personnel, manufacturing specialists, and hardware and software engineers are all focused on making advancements in flow control and fluid delivery technology. We have close relationships with OEMs and IC manufacturers, which provide us with an understanding of their needs and technology requirements. This enables us to align our development plans with our customers’ technology road maps. Our customers recognize us as experts capable of assisting them in the design of their gas and chemical delivery requirements and the selection of module components for their new semiconductor equipment.

      Our Logistics and Supply Chain Management Lowers Costs for Our Customers. Through the course of our module manufacturing process, our OEM customers often modify their module configurations in response to IC manufacturers’ changing requirements. In order to rapidly respond to these needs, we have integrated our engineering change control system with our manufacturing resource planning system. This allows us to better manage our manufacturing and procurement process along with the configuration demands of individual modules. As a result, we can better meet our customers’ needs by substantially reducing cycle times from order to delivery. We also significantly reduce the number of suppliers that our OEM customers must manage, which in turn reduces their costs and management demands, as well as improves their capital utilization.

      Local Support Around the World Helps Maintain Equipment Up-Time. We have built a global service and support organization capable of meeting the needs of both OEMs and IC manufacturers at their facilities worldwide. We have over 75 application and customer support engineers located strategically around the world. By delivering best-in-class support locally to OEMs and IC manufacturers, we are able to quickly assist them in solving problems and returning their equipment to operation in shorter periods of time than they could previously.

Our Strategy

      We are committed to being the leading supplier of high performance gas and chemical delivery process modules to the semiconductor industry. We also intend to expand into new semiconductor modules and enter adjacent markets over time. Our strong competitive position comes from delivering what we believe to be the highest performance, most cost-effective product offerings in the markets that we serve. The key elements of our strategy are to:

      Capitalize on Our Leading Technology to Increase Market Share. We intend to capitalize on our leadership in flow control technology to secure design wins for our products in each new generation of semiconductor capital equipment. In addition to pursuing our existing relationships with OEMs to create these opportunities, we intend to leverage our direct relationships with IC manufacturers to increase their use of our products. We also plan to maintain our commitment to research and development in flow control technology to continue to introduce innovative products for gas and chemical delivery.

      Lead the Transition to Modular Solutions. As OEMs continue to outsource elements of their supply chain to a small number of preferred suppliers, we are committed to leading the transition to the use of outsourced process modules. We are already capitalizing on this trend by providing a range of gas and chemical delivery modules for the new semiconductor capital equipment required to process 300 millimeter diameter wafers. We intend to further strengthen and refine our ability to provide a complete gas and chemical delivery solution as OEMs continue to transition more of the responsibility for module design, integration, manufacturing and service to preferred suppliers.

      Continue Reshaping the Supply Chain. With our responsibility for module design and manufacturing, we expect to have the opportunity to further reduce costs by proactively managing our supply chain. We also intend to continue to make significant investments in logistics and supply chain management tools as well as enterprise systems. This will increase our manufacturing efficiency while further reducing manufacturing cycle time from order to delivery.

      Expand into New Process Modules and Adjacent Markets. We intend to leverage our experience and track record in delivering process modules to OEMs, our technology leadership, our manufacturing operations skills and our global supply chain management capabilities to offer modules for additional elements in semiconductor capital equipment. We also believe there are significant market opportunities in related electronics and advanced technology markets, including micro-electromechanical systems, or MEMS, and biotechnology capital equipment. We intend to evaluate and selectively pursue opportunities to either acquire companies or technologies or enter into strategic alliances that will enhance or expand our business opportunities.

Products and Technology

      To ensure the integrity and performance of the manufacturing process, semiconductor device manufacturers require sophisticated measurement and control of the numerous specialty gases and chemicals used in the IC manufacturing process. Our products are utilized in many of the key steps used in the IC manufacturing process, including ion implantation, physical vapor deposition, or PVD, etching, rapid thermal processing and wet processing such as electro-copper plating, or ECP, chemical mechanical polishing, or CMP, and wafer cleaning.

      Our products consist of:

      Gas Delivery Modules. We design and manufacture process modules that precisely measure and control the delivery of high-purity process gases for semiconductor equipment. Generally, these modules are provided as a combination of gas sticks. Each gas stick is configured for specific gases and flow rates or ranges and is comprised of an MFC and up to six different commodity components. These modules typically come packaged in an enclosure with an integrated electronic control system and proprietary software.

      Chemical Blending and Delivery Modules. We provide point-of-use slurry blending modules for CMP processes using advanced slurries and additives to achieve the process specifications for particle distribution and chemistry. We also provide chemical analysis and titration modules that analyze and rebalance the process chemistries that are used in the ECP process to maintain and extend the life of bath chemistries. Our chemical blending and delivery modules are designed taking into account customer-specific process requirements.

      Mass Flow Controllers. Our MultiFlo MFCs can be easily configured for any one of a number of gases and flow rates through our proprietary software. These MFCs are the critical instrument on the gas stick that measures and controls gas flow to the process chamber. These products, which are marketed under the brand name Unit Instruments, have been selected as a default standard by several of the leading OEMs because of their high-degree of accuracy and repeatability, superior flow stability and configurability.

      As process chambers cycle from step to step in the IC manufacturing process, flow changes commonly cause pressure surges that can create flow instability. Our FloGuard technology in our MFCs is designed to precisely maintain flow control and output stability even during pressure surges, and eliminates the need for an upstream pressure regulator and related instruments. Incorporating our proprietary MultiFlo and FloGuard technology in our gas delivery modules provides better performance and reliability, while reducing IC manufacturing cost by increasing the efficient use of process gases.

      Temperature Instruments. We design and manufacture specialty temperature sensors and heaters, which are incorporated in semiconductor manufacturing equipment. Our products are used for testing, monitoring and controlling temperature levels during the IC manufacturing process. Our products are typically custom engineered for OEMs during the initial equipment research and development phase.

      Other Products. We design and manufacture process modules and instruments that precisely measure and control the delivery of high-purity process gases and chemicals used in the manufacturing of a variety of electronic and industrial products. Our Unit Process Flow Products line is specifically designed for flow and pressure control of gases and chemicals used in the manufacturing of flat panel displays, fiber optics, fuel cells and MEMS devices, as well as in some industrial vacuum, environmental and analytical applications.

Manufacturing

      We are a preferred module supplier to many leading semiconductor OEMs. In order to meet the strict requirements of our customers for quality and timely delivery we have established global manufacturing operations that enable us to provide gas and chemical delivery process modules on a just-in-time basis, in most cases without regard to order size or changes in specifications. All of our manufacturing processes are based on a quality business system that starts in the sales cycle and continues through customer service and support. We operate clean room manufacturing facilities in the United States in Texas, California and Oregon as well as in Ireland and South Korea. Each of our manufacturing facilities is ISO 9001 certified, except for our facility in Oregon that we acquired in connection with our acquisition of Poly Concepts. Each of our service facilities is ISO 9002 certified, except for our recently opened facility in Singapore. We are in the process of obtaining ISO certification for these facilities.

      In order to manage customer change requests we use a software configuration tool to automate the engineering design and redesign processes. This tool works directly with our manufacturing resource planning system in order to streamline the procurement, inventory management and manufacturing processes. We also use consignment material stocking programs in order to better manage changing customer requirements. These approaches enable us to significantly reduce our inventory levels and maintain flexibility.

      As one of the largest manufacturers of process modules, we are helping to lead the integration of our industry’s supply chain. We believe our close relationships with key suppliers enables us to receive a level of supplier support that substantially strengthens our competitive advantage. We have also developed an Internet-based system that provides our suppliers with a daily report of their delivery performance and product quality. This results in closer communication with our suppliers and reduces the amount of time we need to spend on inspecting products and managing returns.

      We have received a number of manufacturing quality awards, from both key customers and independent quality organizations, for our quality performance and business processes.

Customers

      We market and sell our products principally to OEMs and IC manufacturers. We also market and sell our products to equipment manufacturers in a variety of other industries, including flat panel displays, fiber optics, fuel cells and MEMS devices, as well as certain industrial vacuum, environmental and analytical applications.

      Semiconductor Customers. Sales to semiconductor OEMs represented substantially all of our revenues for 1999, 2000 and 2001 and the three months ended March 31, 2002, respectively. We anticipate that sales of our products to the semiconductor industry will continue to account for most of our revenue for the foreseeable future.

      Our top five OEM customers by revenues for the twelve months ended March 31, 2002, were:

Applied Materials, Inc.

ASML Holding N.V.
Axcelis Technologies, Inc.
Lam Research Corporation
Novellus Systems, Inc.

      These five OEM customers accounted for 75%, 88%, 73% and 75% of our revenues for 1999, 2000, 2001 and the three months ended March 31, 2002, respectively. Sales to Applied Materials represented 66%, 78%, 64% and 72% of our revenues for 1999, 2000 and 2001 and the three months ended March 31, 2002, respectively.

      Flat Panel Display Customers. We sell our products to flat panel display capital equipment manufacturers. Flat panel display manufacturing has fabrication processes similar to those used in manufacturing ICs.

      Other Customers. We sell our products to equipment manufacturers and producers of end products in several industrial markets. Our products are used in a variety of analytical, scientific and medical equipment and in advanced technology capital equipment for the manufacturing of fiber optic cables and MEMS devices. In addition, they are used in the PVD processes used by data storage equipment manufacturers and in the production of optical and thin-film layers used on a variety of products.

Sales and Support

      Our products are sold primarily through a direct salesforce to customers in the United States, Europe and Asia. We believe providing local, responsive service and support helps to reduce equipment downtime. For this reason, we have developed a regional service and support infrastructure through our service centers and authorized representatives located in the United States in Arizona, Texas and Virginia, as well as internationally in Germany, Ireland, Japan, the People’s Republic of China, Singapore, South Korea and Taiwan to provide OEMs and IC manufacturers with service and support 24 hours a day, seven days a week. We believe that strong IC manufacturer satisfaction increases industry acceptance of, and standardization around, our technology and products.

      We also offer our products through a network of manufacturer representatives, who each bring specific industry expertise and established customer relationships. This provides us with broad geographical coverage of process industries, such as agriculture and petrochemicals.

Research and Development

      Our industry continues to experience rapid technological change, requiring us to frequently introduce new products and features. We have made, and expect to continue to make, investments in technology and product development. As of March 31, 2002, we employed more than 100 engineers and scientists engaged in technology and product development. Our technological expertise is demonstrated in our process modules, which incorporate high-precision mechanical engineering, mechanical, thermal and magnetic modeling and electronics and software engineering. Through collaboration with OEMs and IC manufacturers, we work to anticipate changes in technology requirements, the marketplace and emerging industry standards to efficiently focus our research and development efforts.

      Research and development expenses were $7.9 million in the year ended December 31, 1999, $8.2 million in the year ended December 31, 2000, $8.9 million in the year ended December 31, 2001 and $1.8 million in the three months ended March 31, 2002. We continue to invest in product development to maintain our technological and market leadership. Areas of focus include new products for 300 millimeter platforms and integrated point-of-use solutions for ECP, chemical blending and replenishment, slurry blending and delivery and wet cleaning applications. We perform our research and development engineering activities principally at our facilities in Milpitas, Redwood City and Yorba Linda, California, Austin, Texas and Tualatin, Oregon.

Competition

      Our industry is highly competitive and rapidly evolving. We compete with a number of foreign and domestic suppliers. Our competitors are primarily public companies that compete against us either in high-purity instruments or the design and manufacturing of semiconductor capital equipment process modules. The largest subsystem and components suppliers have focused their efforts primarily on other elements of the semiconductor capital equipment outsourcing market, namely laser sources, power management and wafer handling, and have not competed with us in the gas and chemical delivery module market. These suppliers could seek to enter our markets in the future. When we compete for new business at OEMs that have not yet outsourced their gas and chemical delivery systems, we face competition from both process module suppliers as well as the OEM’s internal engineering group. Some of our current and future competitors may have greater financial and other resources than we do.

      The primary competitive factors in our industry are flow control technology, quality, price, service and historical customer relationships. We provide our customers with:

•	advanced flow control technology;

•	high performance modular solutions;

•	design expertise;

•	collaborative product development;

•	high product quality and reliability;

•	reduced inventory requirements;

•	flexible product delivery; and

•	global support.

      We believe these capabilities provide us with the ability to compete favorably in the gas and chemical delivery process module markets.

Employees

      As of March 31, 2002, we had 798 full-time employees, 88 of whom were engaged in research and development, 37 in sales and marketing, 40 in sustaining and application engineering, 36 in customer service and support and 597 in finance, administration and operations. As of March 31, 2002, none of our employees were represented by a labor union, and we have not experienced any work stoppages. We consider our relations with our employees to be good.

Facilities

      Our corporate headquarters is a 94,100 square foot facility in Milpitas, California that we occupy under a lease that will expire in 2005. We lease additional facilities with a collective total of approximately 343,100 square feet in Arizona, California, Oregon, Texas, Virginia, Ireland, Singapore and South Korea, all under leases with expiration dates ranging from 2003 to 2008; and own one facility totaling 7,500 square feet in Ireland. We maintain engineering and manufacturing operations in our California, Texas, Oregon, Ireland and South Korea locations, and sales and customer support centers in all of our locations. We believe we have adequate facilities to meet our currently anticipated requirements and that suitable or substitute facilities will be available if required.

      The following table provides the total square footage, the nature of the operations and the total square footage of cleanroom space at each facility we lease or own. This table aggregates facilities by site for ease of presentation.

		Functions
	Total
Manufacturing and/or	Square		Engineering/
Service Facilities	Feet	R&D	Manufacturing	Service	Cleanroom

Austin, Texas	142,400	X	X	X	23,200
Milpitas, California	94,100	X	X	X	17,000
Yorba Linda, California	82,800	X	X	X	13,900
Tualatin, Oregon	76,600	X	X	X	20,000
Redwood City, California	16,100	X	X	X	—
Dublin, Ireland	10,300		X	X	1,000
Sungham City, South Korea	6,400		X	X	1,100
Mesa, Arizona	6,100			X	900
Richmond, Virginia	4,200			X	500
Singapore	3,100			X	400
Richardson, Texas	2,600			X	500

	444,700				78,500

Intellectual Property

      Our success depends, in part, upon our ability to maintain and protect our proprietary technology and to conduct our business without infringing the proprietary rights of others. We rely on patent, copyright, trademark and trade secret protection, as well as contractual restrictions, in the United States and in other countries to protect our proprietary rights in our products and our business.

      As of March 31, 2002, we had 31 patents in the United States and 36 patents in other countries. These patents expire at various years through 2021. No patents that we consider significant expire during the next five years. In addition, as of March 31, 2002, we had 28 patent application pending worldwide, including 11 United States applications, 16 foreign national stage applications and one Patent Cooperation Treaty application. We do not know whether our current patent applications, or any future patent applications that we may file, will result in a patent being issued with the scope of the claims we seek, or at all, or whether any patents we may receive will be challenged or invalidated. Even if additional patents are issued, our patents might not provide sufficiently broad coverage to protect our proprietary rights or to avoid a third party claim against one or more of our products or technologies.

      We have a number of trademarks that we consider important to our business, including MultiFlo, FloGuard and Unit Instruments. These trademarks are protected by registration in the United States and other countries in which we market our products.

      We routinely require our employees, customers, suppliers and potential business partners to enter into confidentiality and non-disclosure agreements before we disclose to them any sensitive or proprietary information regarding our products, technology, or business plans. We require employees to assign to our company proprietary information, inventions and other intellectual property they create, modify or improve.

      Legal protections afford only limited protection for our proprietary rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Others might independently develop similar or competing technologies or methods or design around our patents. In addition, leading companies in the semiconductor industry have extensive patent portfolios and other intellectual property with respect to semiconductor technology. In the future, we might receive claims that we are infringing intellectual property rights of others or that our patents or other intellectual property rights are invalid.

      We have invested significant time and resources in our technology, and we may be required to enforce our intellectual property rights against one or more third parties. In the future, litigation may be necessary to defend against claims of infringement or invalidity, to determine the validity and scope of our proprietary rights or those of others, to enforce our intellectual property rights or to protect our trade secrets. Intellectual property litigation is expensive and time consuming and could divert management’s attention from running our business. If an infringement claim against us resulted in a ruling adverse to us, we could be required to pay substantial damages, cease the use or sale of infringing products and expend significant resources to develop non-infringing technology, discontinue the use of certain technology or obtain a license to the technology. We cannot predict whether a license agreement would be available, or whether the terms and conditions would be acceptable to us. In addition, many of our customer contracts contain provisions that require us to indemnify our customers for third party intellectual property infringement claims, which would increase the cost to us of an adverse ruling in such a claim. Adverse determinations could also prevent us from licensing our technologies and methods to others.

Governmental Regulation

      Our operations are subject to federal, state and local regulatory requirements and foreign laws, relating to environmental, waste management and health and safety matters, including measures relating to the release, use, storage, treatment, transportation, discharge, disposal and remediation of contaminants, hazardous substances and wastes, as well as practices and procedures applicable to the construction and operation of our plants. We cannot assure you that we will not incur material costs and liabilities or that our past or future operations will not result in exposure to injury or claims of injury by employees or the public. Although some risk of costs and liabilities related to these matters is inherent in our business, as with many similar businesses, we believe that our business is operated in substantial compliance with applicable regulations. However, new, modified or more stringent requirements or enforcement policies could be adopted, which could adversely affect us.

Legal Proceedings

      At the current time, we are not a party to any pending legal proceeding that we believe to be material.

MANAGEMENT

Executive Officers and Directors

      Our executive officers and directors, their ages as of March 31, 2002, and their positions as of the completion of this offering, are as follows:

Name	Age	Position

David J. Shimmon	43	Chief Executive Officer and Chairman
Daniel C. Rubin	39	President and Vice Chairman
John R. Ferron	37	Chief Financial Officer
Albert (Hong Chuan) Ooi	47	Senior Vice President, Global Operations
Joseph W. Foster	38	Senior Vice President, Customer Interface and Marketing
R. David Andrews	39	Director
Neil R. Austrian	62	Director
Charles Ayres	42	Director
Grant G. Behrman	48	Director
Gregory J. Chiate	31	Director
Milan Mandaric	63	Director
William M. Matthes	42	Director
Frank L. Schiff	42	Director
Ted Virtue	41	Director

      David J. Shimmon has served as our Chief Executive Officer since October 1999, as one of our directors since August 2000 and as the Chairman of our board of directors since October 2000. Since March 1996, Mr. Shimmon has also served as President and Chief Executive Officer of KGI and its predecessor entities. From October 1998 to August 2000, Mr. Shimmon also served as President and Chief Operating Officer of USFilter. From January 1998 to October 1998, Mr. Shimmon served as President of USFilter’s Corporation’s Industrial Products and Services Group. Mr. Shimmon joined Kinetic Systems in 1990 as an Executive Vice President.

      Daniel C. Rubin has served as President of KFS since August 2001. Upon completion of this offering, Mr. Rubin will be elected as Vice Chairman of our board of directors. Mr. Rubin joined Kinetic Systems in October 1989 and has held several positions, including President of the Electronics Division of KGI, with responsibility for KFS and the process systems equipment manufacturing operations of KSI, from March 1998 to July 2001 and Vice President, Sales and Marketing of KGI from January 1994 to February 1998.

      John R. Ferron has served as our Chief Financial Officer since February 2000. From February 1998 to February 2000, Mr. Ferron served as Senior Finance Director and Division Controller of Compaq Computer Corporation, a computer manufacturer. From July 1996 to February 1998, Mr. Ferron served as Vice President of Finance and Division Controller of Litton Industries, Inc., a provider of defense and commercial electronics technology, components and materials for government and commercial customers.

      Albert (Hong Chuan) Ooi has served as the Senior Vice President, Global Operations of KFS since September 2000. From May 1997 to August 2000, Mr. Ooi served as Vice President, Santa Clara Manufacturing of 3Com Corporation, a provider of networking products and solutions.

      Joseph W. Foster has served as the Senior Vice President, Customer Interface and Marketing of KFS since January 1999. From April 1996 to December 1998, Mr. Foster served as Vice President of Insync Systems, Inc., a provider of gas delivery design and subassembly manufacturing.

      R. David Andrews has served as one of our directors since January 2002. Since April 1995, Mr. Andrews has served as President and Managing Partner of Gryphon Investors, Inc., a private equity investment firm. Mr. Andrews also serves on the boards of directors of several private companies.

      Neil R. Austrian has served as one of our directors since July 2001. Mr. Austrian has been a private investor since January 2000. From March 1991 to December 1999, Mr. Austrian served as President and Chief Operating Officer for the National Football League, a professional football organization. Mr. Austrian is a member of the advisory board of DB Capital Partners, Inc. He also participates in a co-investment plan that receives an economic interest in DB Capital investments, including Celerity. Mr. Austrian also serves on the boards of directors of Office Depot, Inc., a supplier of office products and services, and REFAC Technology Development Corporation, an intellectual property management consulting firm.

      Charles Ayres has served as one of our directors since August 2000. From June 1999 to the present, Mr. Ayres has served as a Managing Director of DB Capital Partners, Inc., a private equity investment firm. From September 1991 to March 1999, Mr. Ayres served as a Partner of McCown DeLeeuw & Co., a private equity investment firm. Mr. Ayres also serves on the board of directors of Strayer Education, Inc., an education services holding company.

      Grant G. Behrman has served as one of our directors since August 2000. From February 1991 to the present, Mr. Behrman has been a founding managing partner of a private equity investment firm, Behrman Capital, which is comprised of various affiliated entities, including Behrman Capital III L.P. Mr. Behrman is a managing member of Behrman Brothers III L.L.C., which is the sole general partner of Behrman Capital III L.P. Mr. Behrman also serves on the board of directors of The Management Network Group, Inc., a provider of management consulting services, and several private companies.

      Gregory J. Chiate has served as one of our directors since August 2000. From July 1999 to the present, Mr. Chiate has served as Vice President of Behrman Capital III L.P., a private equity investment firm. From January 1995 to June 1999, Mr. Chiate also served as Vice President of BT Capital Partners, Inc., a private equity investment firm.

      Milan Mandaric has served as one of our directors since August 2000. Mr. Mandaric is a private investor. Since October 1989, Mr. Mandaric has also served as Chairman and Chief Executive Officer of MM Holdings International, a private equity investment firm. From 1994 to November 1997, Mr. Mandaric was Chairman and Chief Executive Officer of Elexsys International, Inc., a printed circuit board and backpanel manufacturer. Previously, he was founder, Chairman and President of Sanmina Corporation, a leading independent supplier of backpanel assemblies, printed circuit board fabrication and contract assembly. Mr. Mandaric is a limited partner of Behrman Capital. Mr. Mandaric is also an adviser of Behrman Capital and from time to time assists Behrman Capital in connection with identifying and making investments and co-invests with Behrman Capital. Mr. Mandaric has not received any salary or other fees from Behrman Capital.

      William M. Matthes has served as one of our directors since August 2000. From April 1996 to the present, Mr. Matthes has served as a partner of Behrman Capital, a private equity investment firm. Mr. Matthes was promoted to Managing Partner of Behrman Capital in January 1999. Mr. Matthes is a managing member of Behrman Brothers III, L.L.C., which is the sole general partner of Behrman Capital III L.P. Mr. Matthes also serves on the boards of directors of The Management Network Group, Inc., a provider of management consulting services, and several private companies.

      Frank L. Schiff has served as one of our directors since May 2001. From October 1999 to the present, Mr. Schiff has served as a Managing Director of DB Capital Partners, Inc., a private equity investment firm. From January 1992 to September 1999, Mr. Schiff was a partner at White & Case, L.L.P.

      Ted Virtue has served as one of our directors since May 2001. From June 1999 to the present, Mr. Virtue has served as Chairman and Chief Executive Officer of DB Capital Partners, Inc., a private equity investment firm. In 1990, Mr. Virtue joined Bankers Trust Co., a financial services company, and served as President of the investment banking division of BT Alex Brown, Inc. from 1997 to 1999 and President of Deutsche Bank Alex Brown from June 1999 to December 1999.

Board Composition

      Our board of directors currently consists of eleven members. Messrs. Andrews, Chiate, Matthes and Virtue will resign from our board of directors upon and subject to the completion of this offering. In addition, following the completion of this offering, we will appoint an additional independent director to our board of directors. As a result, our board of directors will consist of eight members upon completion of this offering, which will be divided into three classes of directors who will serve in staggered three-year terms. The class I directors, initially Messrs.                     and                     , will have terms that will expire at our 2003 annual meeting of stockholders. The class II directors, initially Messrs.                     ,                     and                     , will have terms that will expire at our 2004 annual meeting of stockholders. The class III directors, initially Messrs.                     ,                     and                     , will have terms that will expire at our 2005 annual meeting of stockholders. As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing on our board of directors for the remainder of their terms. This classification of our board may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, control of our company.

      There are no family relationships among any of our directors or executive officers.

Board Committees

      Our board of directors has established two standing committees: the audit committee and the compensation committee.

      Our audit committee will consist of Messrs. Austrian, Mandaric and an independent director to be appointed to our board of directors upon the completion of this offering. The audit committee reviews and evaluates our financial statements, accounting practices and our internal audit and control functions, makes recommendations to our board regarding the selection of our independent auditors and reviews the results and scope of the audit and other services provided by our independent auditors.

      Our compensation committee will consist of Messrs. Behrman, Mandaric and Schiff. The compensation committee reviews and makes recommendations to our board concerning the compensation and benefits of our officers and directors, administers our stock option and employee benefits plans and reviews general policy relating to compensation and benefits.

Compensation Committee Interlocks and Insider Participation

      None of the members of our compensation committee at any time has been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. Our full board of directors made all compensation decisions prior to the creation of our compensation committee.

Director Compensation

      Effective upon the completion of this offering, our non-employee directors who are not affiliated with one of our 10% stockholders will receive $50,000 in annual compensation for their services as one of our directors. Our other directors will not receive cash compensation for their services as directors. All of our directors are reimbursed for their reasonable expenses in attending board and board committee meetings. The following directors have been granted options to purchase shares of our common stock under our 2000 Stock Option Plan or awards of stock under our 2000 Deferred Stock Plan:

•	In May 2002, we granted Mr. Austrian an option under our 2000 Stock Option Plan to purchase 50,000 shares of our common stock at an exercise price of $3.00 per share.

•	In March 2002, we granted Mr. Austrian an option under our 2000 Stock Option Plan to purchase 50,000 shares of our common stock at an exercise price of $3.00 per share.

•	In October 2000, we granted Mr. Mandaric an option under our 2000 Stock Option Plan to purchase 579,520 shares of our common stock at an exercise price of $3.00 per share.

•	In August 2001, we awarded Mr. Mandaric 579,520 shares of our common stock under our 2000 Deferred Stock Plan.

      Each director will be eligible to participate in our 2002 Equity Incentive Plan. Under this plan, option grants to directors who are not our employees, employees of a parent or subsidiary of ours or affiliated with one of our 10% or greater stockholders will be automatic and non-discretionary. Each non-employee director who is not affiliated with one of our 10% stockholders who becomes a member of our board of directors on or after the date of this offering will be granted an option to purchase 50,000 shares of our common stock as of the date that director joins the board. Immediately after each annual meeting of our stockholders, each non-employee director who is not affiliated with one of our 10% stockholders will be granted an option to purchase 20,000 shares of our common stock, provided, that the director is a member of our board of directors on that date and has served continuously as a member of the board of directors for a period of at least twelve months since the last option grant to the director. If less than twelve months have passed, then the number of shares subject to the option granted will be equal to 20,000 multiplied by a fraction, the numerator of which is the number of days that have elapsed since the last option grant to that director and the denominator of which is 365 days.

      Each option will have an exercise price equal to the fair market value of our common stock on the date of grant. The options will have ten-year terms and will terminate three months after the date the director ceases to be a director or consultant or twelve months if the termination is due to death or disability. All options granted to non-employee directors not affiliated with one of our 10% stockholders who first became members of our board of directors after the date of this offering will vest over a four-year period, with 25% of the shares vesting on the first anniversary of the date of grant and 2.08333% of the shares vesting monthly thereafter. In the event of our dissolution or liquidation or a change in control transaction, options granted to our non-employee directors not affiliated with one of our 10% stockholders under the plan will become 100% vested and exercisable in full.

Executive Compensation

      The following table presents information regarding the compensation awarded to, earned by or paid to our chief executive officer and each of our four other most highly compensated executive officers during the year ended December 31, 2001. We refer to these five executive officers as our named executive officers. We have excluded information for Kurt Gilson, the President and Chief Operating Officer of KSI, and Julien Frost, East Region President of KSI, who were both one of our four most highly compensated executive officers during the year ended December 31, 2001, as they will not be employed by us following our business separation that will occur concurrent with the completion of this offering. The compensation table excludes other compensation in the form of perquisites and other personal benefits to a named executive officer where that compensation constituted less than 10% of the named executive officer’s total annual salary and bonus in the year ended December 31, 2001.

Summary Compensation Table

			Long-Term
			Compensation
			Awards(1)
	Annual
	Compensation		Restricted	Securities
			Stock	Underlying
Name and Principal Positions	Salary	Bonus	Awards(2)	Options

David J. Shimmon
Chief Executive Officer and Chairman	$500,000	$600,000	$—	134,000
Daniel C. Rubin
President and Vice Chairman	282,000	275,970	—	—
John R. Ferron
Chief Financial Officer	225,000	158,900	—	—
Albert (Hong Chuan) Ooi
Senior Vice President, Global Operations	214,120	45,750	150,000 (3)	20,000
Joseph W. Foster
Senior Vice President, Customer Interface and Marketing	180,000	20,250	—	—

(1)	See “—Employee Benefit Plans and Option Grants” for a description of the adjustment of the exercise price of, and number of shares subject to, outstanding options that will occur in connection with our business separation.

(2)	See “—Employee Benefit Plans and Option Grants— 2000 Deferred Stock Plan” for a description of the cancellation of these deferred stock awards and the grant of options in substitution for the deferred stock that will occur prior to the completion of this offering.

(3)	Represents an award of 50,000 shares of our common stock under our 2000 Deferred Stock Plan having a fair market value of $3.00 per share as of December 31, 2001, as determined by our board of directors.

Option Grants in 2001

      The following table presents information regarding grants of stock options to acquire shares of our common stock during the year ended December 31, 2001 to our named executive officers. All of the options listed on the following table expire ten years from the date of grant and were granted at an exercise price equal to the fair market value of our common stock as determined by our board of directors on the date of grant. The percentage of total options granted to employees in the year ended December 31, 2001 is based on options to purchase a total of 828,600 shares of our common stock granted in 2001.

	Individual Grants				Potential Realizable
Value At Assumed
	Number of	% of Total			Annual Rates of Stock
	Securities	Options			Price Appreciation for
	Underlying	Granted to	Exercise		Option Term
	Options	Employees	Price	Expiration
Name	Granted(1)	in 2001	Per Share	Date	5%	10%

David J. Shimmon
Chief Executive Officer and
Chairman	134,000	16.2%	$3.00	6/15/2011	$	$
Daniel C. Rubin
President and Vice Chairman	—
John R. Ferron
Chief Financial Officer	—
Albert (Hong Chuan) Ooi
Senior Vice President,
Global Operations	20,000	2.4	3.00	7/1/2011
Joseph W. Foster
Senior Vice President,
Customer Interface and Marketing	—

(1)	See “—Employee Benefit Plans and Option Grants” for a description of the adjustment of the exercise price of, and number of shares subject to, outstanding options that will occur in connection with our business separation.

     Potential realizable values are calculated by:

•	multiplying the number of shares of our common stock subject to a given option by the assumed initial public offering price of $ per share;

•	assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the entire ten-year term of the option; and

•	subtracting from that result the total option exercise price.

      The 5% and 10% assumed annual rates of stock price appreciation are required by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of future stock price growth.

      In addition, in May 2002, we granted options to purchase 21,150 shares of our common stock to Mr. Rubin and 18,000 shares of our common stock to Mr. Ferron, each having an exercise price of $3.00 per share. Each of these options were fully vested upon grant.

Unexercised Stock Options and Option Values

      The following table presents the number of shares of our common stock subject to unexercised options held by our named executive officers at December 31, 2001 and the value of the unexercised options that are in-the-money. Such value is calculated based on the difference between an assumed initial public offering price of $      per share and the exercise price for the shares underlying the option, multiplied by the number of shares underlying the option. None of the named executive officers exercised any options to purchase our common stock in 2001.

	Number of Securities		Value of Unexercised
	Underlying Unexercised		In-The-Money
	Options at		Options at
	December 31, 2001(1)		December 31, 2001

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

David J. Shimmon Chief Executive Officer and Chairman	629,833	1,204,167
Daniel C. Rubin President and Vice Chairman	160,416	389,584
John R. Ferron Chief Financial Officer	43,750	106,250
Albert (Hong Chuan) Ooi Senior Vice President, Global Operations	20,416	69,584
Joseph W. Foster Senior Vice President, Customer Interface and Marketing	26,250	63,750

(1)	See “—Employee Benefit Plans and Option Grants” for a description of the adjustment of the exercise price of, and number of shares subject to, outstanding options that will occur in connection with our business separation.

Employment Agreements and Change of Control Arrangements

      We entered into an employment offer letter on January 25, 2000 with John R. Ferron, our Chief Financial Officer. This letter established Mr. Ferron’s initial base salary at $225,000 per year and provided for a hiring bonus of $50,000. We also agreed to loan Mr. Ferron $250,000 to assist him in purchasing a home and agreed to provide for reimbursement of his relocation expenses.

      We entered into an employment offer letter on August 1, 2000 with Albert (Hong Chuan) Ooi, our Senior Vice President, Global Operations. This letter established Mr. Ooi’s initial annual base salary at $210,000 per year and provided for a hiring bonus of $30,000. On October 24, 2000, we granted Mr. Ooi an option to purchase 70,000 shares of our common stock at an exercise price of $3.00 per share. Of these shares, 17,500 shares vested on October 24, 2001 and the remainder vests ratably over a 36-month period. Pursuant to this offer letter, on October 6, 2000, Mr. Ooi purchased 49,993 shares of our common stock and we loaned Mr. Ooi $200,000 in cash to purchase 66,667 shares of our common stock from DB Capital, all of which remains outstanding. This loan is secured by a stock pledge and security agreement in connection with this purchase of our common stock. This loan accrues interest at a rate of 6.0% and is due upon the earlier of (1) the transfer or sale by Mr. Ooi of the shares, (2) the occurrence of a transaction as a result of which a public market exists for Mr. Ooi’s shares or any securities for which the shares have been exchanged, (3) the termination of Mr. Ooi’s employment and (4) October 5, 2006.

Employee Benefit Plans and Option Grants

  2000 Stock Option Plan

      We have historically granted options to purchase our common stock under our 2000 Stock Option Plan. Our board of directors adopted our 2000 Stock Option Plan in October 2000. As of March 31, 2002, there were outstanding options to purchase a total of 10,465,886 shares of our common stock under this plan, and 1,548,272 shares remained available for future grants. Options granted under our incentive option plan are subject to terms substantially similar to those described below with respect to options to be granted under our 2002 Equity Incentive Plan. This plan will terminate immediately prior to the completion of this offering, and no further options will be granted under this plan. However, the termination of this plan will not affect any outstanding options, which will remain outstanding until they are exercised, terminate or expire.

      In order to preserve the intrinsic value of outstanding stock options held by our employees, we will adjust the number of stock options by dividing the number of shares purchasable under these outstanding vested options by a conversion ratio determined on the first trading day of our common stock on the Nasdaq National Market and adjust the exercise price by multiplying the original exercise price per share of each vested option by the same ratio. This conversion ratio will be determined by dividing the closing price of our common stock on the Nasdaq National Market on the first trading day by the sum of the closing price plus the per share value of the shares of the Kinetic Systems companies distributed to our stockholders, as determined by an independent appraisal company.

      As of March 31, 2002, we had outstanding options to purchase 4,261,022 shares of our common stock held by employees who will remain with Celerity following the completion of our business separation, each with an exercise price of $3.00 per share. Assuming a closing price for our common stock on the Nasdaq National Market on the first trading day of $           per share, these options would convert into options to purchase       shares of our common stock, each with an exercise price of $           per share.

      In the event of a change in control of Celerity, our compensation committee may, in its discretion, provide that options then outstanding under the 2000 Stock Option Plan will be accelerated and become immediately exercisable. The plan also gives the compensation committee discretion, in the event of such a change in control transaction, to substitute for shares of our common stock subject to options outstanding under the plan shares or other securities of the surviving or successor corporation, or another corporate party to the transaction, with approximately the same value, or to cash out outstanding options based upon the highest value of the consideration received for our common stock in such transaction, or, if higher, the highest fair market value of our common stock during the 30 business days immediately prior to the closing or expiration date of such transaction, reduced by the option exercise price of the options cashed out. The compensation committee may also provide that any options subject to any such acceleration, adjustment or conversion cannot be exercised after such a change in control transaction.

  Treatment of Options Held by Kinetic Systems’ Employees

      In connection with the separation of the Kinetic Systems companies from our company, employees of the Kinetic Systems companies will be entitled to exercise their options to purchase shares of our common stock that are vested as of the date of the completion of this offering until the option grants expire under their original terms, which is ten years from the date of grant. In order to preserve the intrinsic value of outstanding vested stock options held by Kinetic Systems employees, we will adjust the number of stock options by dividing the number of shares purchasable under these outstanding vested options by a conversion ratio determined on the first trading day of our common stock on the Nasdaq National Market and adjust the exercise price by multiplying the original exercise price per share of each vested option by the same ratio. This conversion ratio will be determined by dividing the closing price of our common stock on the Nasdaq National Market on the first trading day by the sum of the closing price plus the per share value of the shares of the Kinetic Systems companies distributed to our stockholders, as determined by an independent appraisal company. All stock options held by employees of Kinetic Systems that are unvested as of the date of the completion of this offering will be converted into unvested stock options of Kinetic Systems.

      We had outstanding options to purchase 2,099,843 shares of our common stock held by employees of the Kinetic Systems companies that were vested as of March 31, 2002, each with an exercise price of $3.00 per share. Assuming a closing price for our common stock on the Nasdaq National Market on the first trading day of $          per share, these vested options would convert into options to purchase       shares of our common stock, each with an exercise price of $           per share.

  2000 Deferred Stock Plan

      Our board of directors adopted our 2000 Deferred Stock Plan in October 2000. As of March 31, 2002, we had outstanding 4,279,520 shares of our common stock issued under this plan to 14 individuals, and 66,879 shares remained available for future grants. The holders of these shares may not transfer, vote or exercise any other rights with respect to these shares until the occurrence of a transaction or series of transaction pursuant to which DB Capital, one of our stockholders, receives at least an aggregate of $100 million in cash proceeds from the sale of our capital stock with an internal rate of return of at least 30% if the transaction or transactions occur prior to August 30, 2005, or an internal rate of return of at least 25% if the transaction occurs after August 30, 2005.

      Prior to completion of this offering, we will cancel these shares of restricted stock and we will issue to the former holders of these shares options to purchase an aggregate of 5,135,424 shares of our common stock, each having an exercise price of $3.00 per share.

  2002 Stock Option Plan

      Our board of directors adopted the 2002 Stock Option Plan in June 2002 in order to provide stock option awards in substitution for awards of our common stock under our 2000 Deferred Stock Plan that will be cancelled prior to completion of this offering. We have reserved 5,135,424 shares for issuance under the 2002 Stock Option Plan. Each option will have a strike price of $3.00 per share and will not vest until the fifth anniversary of the date of grant, at which time they will fully vest. The vesting of these options will accelerate in full, upon the occurrence of a transaction or series of transactions pursuant to which DB Capital, one of our stockholders, receives an aggregate of at least $100 million in cash proceeds from the sale of our capital stock and/or the sale of Kinetic Systems’ capital stock. All other terms of options issued under the 2002 Stock Option Plan will be substantially similar to those described below with respect to options to be granted under our 2002 Equity Incentive Plan. The exercise price of the stock options issued under our 2002 Stock Option Plan will be adjusted as a result of our business separation in the same manner as described in “— 2000 Stock Option Plan.”

  2002 Equity Incentive Plan

      In                2002, our board of directors adopted and our stockholders approved our 2002 Equity Incentive Plan. The 2002 Equity Incentive Plan will become effective on the date of this prospectus. The 2002 Equity Incentive Plan authorizes the award of options, restricted stock and stock bonuses.

      The 2002 Equity Incentive Plan will be administered by the compensation committee of our board of directors, each member of which is an outside director as defined under applicable federal tax laws. Our compensation committee will have the authority to interpret this plan and any agreement entered into under the plan, grant awards and make all other determinations for the administration of the plan.

      Our 2002 Equity Incentive Plan provides for the grant of both incentive stock options that qualify under Section 422 of the Internal Revenue Code and nonqualified stock options. The incentive stock options may be granted only to our employees or employees of any of our subsidiaries. The nonqualified stock options, and all awards other than incentive stock options, may be granted to our employees, officers, directors, consultants, independent contractors and advisors and those of any of our subsidiaries. However, consultants, independent contractors and advisors are only eligible to receive awards if they render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant.

      The maximum term of the options granted under our 2002 Equity Incentive Plan is ten years. The awards granted under this plan may not be transferred in any manner other than by will or by the laws of descent and distribution and may be exercised during the lifetime of the optionee only by the optionee. Our compensation committee may allow exceptions to this restriction for awards that are not incentive stock options. Options granted under our 2002 Equity Incentive Plan generally expire three months after the termination of the optionee’s service to us or to a parent or subsidiary of ours, or 12 months if the termination is due to death or disability. In the event an optionee’s service to us or to a parent or subsidiary of ours is terminated for cause, such optionee’s options shall expire on the optionee’s termination date. In the event of a liquidation, dissolution or change in control transaction, except for options granted to non-employee directors, our compensation committee may, in its discretion, provide that options then outstanding under the 2002 Equity Incentive Plan will be accelerated and become immediately exercisable. The plan also gives the compensation committee discretion, in the event of such a change in control transaction, to substitute, for shares of our common stock subject to options outstanding under the plan, shares or other securities of the surviving or successor corporation, or another corporate party to the transaction, with approximately the same value, or to cash out outstanding options based upon the highest value of the consideration received for our common stock in such transaction, or, if higher, the highest fair market value of our common stock during the 30 business days immediately prior to the closing or expiration date of such transaction, reduced by the option exercise price of the options cashed out. The compensation committee may also provide that any options subject to any such acceleration, adjustment or conversion cannot be exercised after such a change in control transaction.

      We have reserved 7,500,000 shares of our common stock for issuance under the 2002 Equity Incentive Plan. In addition, any shares issued under our 2000 Stock Option Plan that are forfeited or repurchased by us, or that are issuable upon exercise of options granted pursuant to the 2000 Stock Option Plan that expire or become unexercisable for any reason without having been exercised in full, will no longer be available for grant and issuance under the 2000 Stock Option Plan, but will be available for grant and issuance under the 2002 Equity Incentive Plan. The number of shares reserved issuance under the plan will increase automatically on January 1 of each year starting in 2003 by an amount equal to 1% of our total outstanding shares as of the immediately preceding December 31, provided that no more than 50,000,000 shares shall be issued as incentive stock options.

      Shares available for grant and issuance under our 2002 Equity Incentive Plan include:

•	shares of our common stock issuable upon exercise of an option granted under this plan that is terminated or cancelled before the option is exercised;

•	shares of our common stock issued upon exercise of any option granted under this plan that we repurchase at the original purchase price;

•	shares of our common stock subject to awards granted under this plan that are forfeited or that we repurchase at the original issue price; and

•	shares of our common stock subject to stock bonuses granted under this plan that otherwise terminate without shares being issued.

      During any calendar year, no person will be eligible to receive more than 2,000,000 shares, or 3,000,000 shares in the case of a new employee, under the 2002 Equity Incentive Plan. The 2002 Equity Incentive Plan will terminate in June 2012, unless it is terminated earlier by our board of directors.

  401(k) Plan

      We sponsor a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code that includes a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. Employees who are at least 18 years old are generally eligible to participate and may enter the 401(k) Plan as of their date of hire. Participants may make pre-tax salary deferral contributions to the plan of up to 16% of their eligible compensation, subject to a statutorily prescribed annual limit. Each participant is fully vested in his or her contributions and the investment earnings. We make matching contributions to the 401(k) Plan generally equal to 50% of each participant’s pre-tax salary deferrals that do not exceed 7% of the participant’s eligible compensation paid into the 401(k) Plan for the plan year. Contributions by the participants or us to the plan, and the income earned on these contributions, are generally not taxable to the participants until withdrawn. Contributions by us, if any, would generally be deductible by us when made. Contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

Indemnification of Directors and Officers and Limitation of Liability

      Our certificate of incorporation eliminates the personal liability of a director for monetary damages resulting from any breach of his fiduciary duty as a director to the fullest extent permitted by law. The Delaware General Corporation Law does not permit a provision in a corporation’s certificate of incorporation that would eliminate this liability for:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

      While these provisions provide directors with protection from awards for monetary damages or breaches of their duty of care, they do not eliminate this duty. Accordingly, these provisions will have no effect on the availability of equitable remedies, such as an injunction or rescission, based on a director’s breach of his or her duty of care. The provisions described above apply to an officer of a corporation only if he or she is a director of the corporation and is acting in his capacity as director, and do not apply to the officers of the corporation who are not directors.

      Our bylaws provide that:

•	we shall indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions where indemnification is not permitted by applicable law;

•	we shall advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights conferred in the bylaws are not exclusive.

      In addition to the indemnification required in our certificate of incorporation and bylaws, before the completion of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers. These agreements will provide for the indemnification of our directors and executive officers for all expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We also intend to obtain directors’ and officers’ insurance to cover our directors, officers and some of our employees for liabilities, including liabilities under securities laws. We believe that these indemnification provisions and agreements and this insurance are necessary to attract and retain qualified directors and executive officers.

      The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification by us is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

RELATED PARTY TRANSACTIONS

      Since our inception, we have not been a party to, and we have no plans to be a party to, any transaction or series of similar transactions in which the amount involved exceeded or will exceed $60,000 and in which any current director, executive officer, holder of more than 5% of our common stock or entities affiliated with them had or will have an interest, other than as described under “Management” and in the transactions described below.

2000 Buy-Out

      In August 2000, as part of the 2000 Buy-Out, we acquired KGI. In the 2000 Buy-Out, we paid $304.0 million in cash, issued $120.0 million in notes, assumed certain indebtedness and provided certain guarantees related to the acquired companies and issued warrants to USFilter. In connection with this transaction we paid DB Capital Investors, L.P., or DB Capital, and Behrman Capital, equity placement fees of $9.0 million and $4.5 million, respectively. As part of the 2000 Buy-Out, we entered into several transactions with related parties.

      Secured Credit Agreements. In connection with the 2000 Buy-Out, we executed certain credit agreements arranged by Bankers Trust, Inc., an affiliate of DB Capital, under which KGI obtained a secured term loan of $150.0 million and a secured revolving line of credit of up to approximately $110.0 million from a syndicate of banks and lending institutions. The revolving line of credit was subsequently reduced to $95.0 million. KGI’s obligations under the term loan and the revolving credit facility are guaranteed by us and some of our subsidiaries and secured by a security interest in substantially all of the assets of KGI and each of the guarantors granted to the lenders. In connection with these credit agreements, we paid Bankers Trust, Inc., an affiliate of DB Capital, arrangement and debt syndication fees of $3.2 million. Among the lenders was Deutsche Bank AG, Cayman Islands Branch, an affiliate of DB Capital, which agreed to lend us up to an aggregate of $210.0 million under the term loan and revolving credit facility. DB Capital holds more than 5% of our common stock. In addition, Messrs. Ayres, Schiff and Virtue, each of whom is one of our directors, are affiliated with DB Capital.

      Senior Subordinated Promissory Notes and Warrants. In connection with the secured credit agreements, we entered into a securities purchase agreement with certain investors, pursuant to which we issued an aggregate of $70.0 million of senior subordinated promissory notes and warrants to purchase up to an aggregate of 3,324,891 shares of our common stock at an exercise price of $.01 per share. In connection with these notes, we paid Deutsche Bank Securities, Inc., an affiliate of DB Capital, a mezzanine placement fee of $2.1 million. Of the senior subordinated promissory notes and warrants issued, Deutsche Bank Securities, Inc., an affiliate of DB Capital, was issued a promissory note in the amount of $12.5 million and warrants to purchase 593,731 shares of our common stock at an exercise price of $.01 per share.

      Issuance of Common Stock. In August 2000, we entered into a subscription agreement with a number of investors. Under the subscription agreement, we issued an aggregate of 91,666,667 shares of common stock at $3.00 per share, for an aggregate purchase price of $275 million. The following table summarizes the purchases of our common stock under the subscription agreement by our executive officers, directors and holders of more than 5% of our common stock:

Purchaser	Shares of Common Stock	Total Purchase Price

DB Capital	49,216,667	$147,650,000
Behrman Capital	25,000,000	75,000,000
State Treasurer of the State of Michigan	6,666,667	20,000,000
David J. Shimmon
Chief Executive Officer and Chairman	1,333,333	4,000,000
Deutsche Bank Securities, Inc.	416,667	1,250,000
Milan Mandaric
Director	5,000,000	15,000,000

      Sale of Common Stock by DB Capital. In connection with the 2000 Buy-Out, DB Capital sold shares of our common stock to certain of our employees at a price of $3.00 per share. The following table summarizes the purchases of our common stock from DB Capital by our executive officers, directors and holders of more than 5% of our common stock:

Purchaser	Shares of Common Stock	Total Purchase Price

Daniel C. Rubin
President and Vice Chairman	166,660	$499,980
Albert (Hong Chuan) Ooi
Senior Vice President, Global Operations	116,660	349,980
Joseph W. Foster
Senior Vice President, Customer Interface and Marketing	83,330	249,990
John R. Ferron
Chief Financial Officer	80,000	240,000

Acquisition of Marchi Associates

      In September 1999, Magnolia Tree, LLC, an entity owned by David J. Shimmon, our Chairman and Chief Executive Officer, acquired all of the outstanding stock of Marchi Associates, Inc. from James E. Hawthorne, as Trustee of the James and Roberta Hawthorne Family Trust U/T/A dated as of August 31, 1999, for $21.0 million in cash. In May 2000, Magnolia Tree sold 25% of Marchi Associates to the Hawthorne Family Trust for $6.75 million. James E. Hawthorne was an executive of Marchi Associates at the time of each transaction. In February 2001, we acquired all of the stock of Marchi Associates for an aggregate of $27.0 million. Of that amount, $20.25 million was paid to Magnolia Tree for its 75% interest in Marchi Associates. In connection with the acquisition, Magnolia Tree agreed to purchase 4,000,000 shares of our common stock from DB Capital for $12.0 million. The value of Marchi Associates was determined by a special committee of our board of directors, with the assistance of independent consultants, and was based on the value of comparable companies and projections of Marchi Associates’ financial and operating performance.

Subsequent Issuances of our Capital Stock

Sales of Common Stock and Related Loans

      In June 2001, we sold 1,333,333 shares of our common stock to Mr. Shimmon for an aggregate purchase price of $4.0 million. Mr. Shimmon paid for substantially the entire purchase of these shares with a promissory note in the principal amount of $4.0 million, with interest compounded semi-annually at an annual rate of 5%. The note is secured by 2,666,667 shares our common stock, and becomes due and payable on the earlier of any bankruptcy proceeding with respect to Mr. Shimmon, any merger, consolidation or similar corporate reorganization which results in the sale of a substantial portion of our assets and June 4, 2008.

      In October 2000, we loaned Mr. Ooi, our Senior Vice President, Global Operations, $200,000 in cash in connection with his purchase of 66,667 shares of our common stock from DB Capital. This loan is secured by a stock pledge and security agreement in connection with this purchase of our common stock. This loan accrues interest at an annual rate of 6.0% and is due upon the earlier of (1) the transfer or sale by Mr. Ooi of the shares, (2) the occurrence of a transaction as a result of which a public market exists for Mr. Ooi’s shares or any securities for which the shares have been exchanged, (3) the termination of Mr. Ooi’s employment and (4) October 5, 2006.

     Awards of Common Stock Under Our 2000 Deferred Stock Plan

      The following table presents information regarding awards of our common stock under our 2000 Deferred Stock Plan to the executive officers named in the Summary Compensation table above.

Name	Number of Shares(1)	Date of Issuance

David J. Shimmon Chief Executive Officer and Chairman	1,450,000	10/24/2000
Daniel C. Rubin President and Vice Chairman	850,000	10/24/2000
John R. Ferron Chief Financial Officer	200,000	10/24/2000
Albert (Hong Chuan) Ooi Senior Vice President, Global Operations	50,000	11/9/2001
Joseph W. Foster Senior Vice President, Customer Interface and Marketing	125,000	10/24/2000

(1)	See “—Employee Benefit Plans and Option Grants— 2000 Deferred Stock Plan” for a description of the cancellation of these deferred stock awards and the grant of options in substitution for the deferred stock that will occur prior to the completion of this offering.

     The holders of these shares may not transfer, vote or exercise any other rights with respect to these shares until the occurrence of a transaction or series of transaction under which DB Capital receives at least $100 million in cash proceeds from the sale of our capital stock with an internal rate of return of at least 30% if the transaction or transactions occur prior to August 30, 2005, or an internal rate of return of at least 25% if the transaction occurs after August 30, 2005.

Series A Stock Financing

      In December 2001 and in April 2002, we sold an aggregate of 22,171,039 shares of our Series A preferred stock to eight investors for an aggregate purchase price of $69.0 million. Each share of Series A preferred stock is convertible into one share of our common stock. Some of the investors paid $3.16 per share, while other investors paid $3.00 per share. However, we immediately rebated, as an arrangement fee, $0.16 per share to the investors who paid $3.16 per share. The investors in the Series A preferred stock financing included the following 5% stockholders:

	Shares of
Purchaser	Series A Preferred Stock	Total Purchase Price

Entities affiliated with Gryphon Partners	10,980,897	$34,699,637
DB Capital	3,128,044	9,384,133
Behrman Capital	2,587,621	8,176,882

      In connection with an amended and restated shareholders agreement executed in connection with the Series A financing, Behrman Capital, DB Capital and Gryphon Partners, each of which own more than 5% of our common stock, along with other holders of our securities, including the State Treasurer of the State of Michigan and Messrs. Shimmon, Rubin, Ferron, Ooi and Foster, agreed to restrictions on the transfer of their shares and received certain demand, piggyback and incidental registration rights. The amended and restated shareholders agreement also grants DB Capital the right to appoint five of our directors, Behrman Capital the right to appoint three directors and Gryphon Partners the right to appoint one director. Messrs. Austrian, Ayres, Mandaric, Schiff and Virtue were appointed to our board of directors by DB Capital, Messrs. Behrman, Chiate and Matthes were appointed to our board of directors by Behrman Capital and Mr. Andrews was appointed to our board of directors by Gryphon Partners pursuant to the terms of the amended and restated shareholders agreement. These rights, other than the registration rights, expire on completion of this offering.

Agreements Related to our Business Separation

      As part of our business separation, as described in more detail in the section entitled “Our Business Separation,” we will be entering into several agreements with the Kinetic Systems companies. Upon the completion of this offering, we and the Kinetic Systems companies will become separate entities. The agreements, set forth in more detail below, will facilitate our business separation.

Separation Agreement

      The respective businesses and the related assets and liabilities of the Kinetic Systems companies are owned by those respective corporations and their subsidiaries as set forth in the separation agreement. The separation agreement will govern the separation of the Kinetic Systems companies from our business. Except as expressly set forth in the separation agreement or in another related agreement, none of the parties made any representation or warranty as to the business, assets or liabilities transferred or retained as part of the business separation, as to any consents or approvals required in connection therewith, as to the value of any of the assets transferred, as to the absence of any defenses or freedom from counterclaim with respect to any claim of any party, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset transferred. Except as otherwise expressly set forth in the separation agreement or in any other document relating to the business separation, all assets were transferred on an “as is,” “where is” basis, and each party agreed to bear the economic and legal risks that the conveyance is insufficient to vest in the transferee good and marketable title, free and clear of any security interest.

      Releases and Indemnification. The separation agreement provides for a full and complete release and discharge as of the completion of this offering of all liabilities existing or arising from all acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or prior to such date, among the Kinetic Systems companies and us, including any contractual arrangements or arrangements existing or alleged to exist among the Kinetic Systems companies and us on or before such date, except as expressly set forth in the separation agreement. We have agreed to indemnify, defend and hold harmless the Kinetic Systems companies and their subsidiaries and directors, officers and employees and each of the heirs, executors, successors and assigns of any of the foregoing from and against any and all liabilities relating to, arising out of or resulting from:

•	the failure of us or any other person to pay, perform or otherwise promptly discharge any of our liabilities or any of our contracts in accordance with its terms; and

•	breach by us of the separation agreement or any of the related agreements.

      The Kinetic Systems companies have agreed to indemnify, defend and hold harmless us, each of our subsidiaries, and each of our directors, officers and employees and each of the heirs, executors, successors and assigns of any of the foregoing from and against any and all liabilities relating to, arising out of or resulting from:

•	the failure of the Kinetic Systems companies or any other person to pay, perform or otherwise promptly discharge their respective liabilities or obligations of their contracts; and

•	any breach by the Kinetic Systems companies of the separation agreement or any of the related agreements.

      Non-Solicitation of Employees. During the one-year period following the completion of this offering, no party may solicit or make an offer for the employment or consulting services of any employee of another party, or interfere with or disrupt another party’s relationship with any of its employees.

      Dispute Resolution. The separation agreement contains provisions that govern the resolution of disputes, controversies or claims that may arise among the Kinetic Systems companies and us as a result of our business separation. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to senior management or other mutually agreed representatives of the parties. If the matter is not resolved within a period of 90 days, either party may elect to submit the unresolved matter for mediation by a mutually acceptable mediator. Pending the outcome of any mediation, any party may apply to seek injunctive relief in court so as to maintain the status quo until such time as the mediation is concluded or the controversy is otherwise resolved. In the event that any dispute, controversy or claim is, or is reasonably likely to be, in excess of $10 million, subject to certain conditions, any party may submit such dispute, controversy or claim to a court of competent jurisdiction and the mediation provisions contained in the separation agreement will not apply.

Management Services Agreement

      Under the management services agreement, we will agree with the Kinetic Systems companies to provide certain administrative and corporate support services to one another on an interim or transitional basis following the initial public offering. Services to be provided under the management services agreement include:

•	treasury;

•	tax;

•	risk management and insurance;

•	benefits; and

•	legal.

      Specified charges for such services are generally intended to allow the service provider to recover the fully allocated direct costs of providing the services, plus all out-of-pocket costs and expenses, but without any profit. Each party must provide any such services through the same or similarly qualified personnel and the same or similar facilities as we have in the past, but the selection of personnel to perform the various services shall be within the sole discretion of the service provider. No party is required to increase the volume or quality of the services provided beyond the level at which such services were performed in the past. In addition, any party may elect to provide services through a third-party service provider for service charges equal to that party’s third-party costs and expenses, plus all direct costs. The management services agreement has a one-year term, although the parties may agree that individual services be provided for a shorter or longer term. Any party receiving services may terminate the management services agreement with respect to one or more of the services provided to it under the agreement after the initial term upon giving at least 30 days’ prior written notice to the other parties.

  Tax Sharing Agreement

      Effective as of August 31, 2000, for federal income tax purposes, Celerity was the parent of the affiliated group which included the ownership interest in KGI and its subsidiaries. Effective as of August 31, 2000, Celerity, KSI, and KBI entered into a tax sharing agreement which provides for the allocation of tax liability, the allocation of indemnification obligations and the resolution of disputes among the parties.

      Allocation of Tax Liability. The tax sharing agreement allocates among us and the Kinetic Systems companies the responsibilities, liabilities and benefits relating to taxes paid or payable. The tax sharing agreement sets forth the method that we and the Kinetic Systems companies will use in preparing and filing tax returns for the periods before and after our restructuring. For periods that begin before our business separation, each of us and the Kinetic Systems companies will allocate tax liabilities for U.S. federal income tax and, when necessary, other consolidated, combined, unitary or group taxes, using the separate taxable income method set forth in section 1552(a)(1) of the Internal Revenue Code of 1986, as amended. For any taxes computed on a separate company basis for any period, each of us and the Kinetic Systems companies will be separately responsible for our respective separate company taxes for such periods. For taxes attributable to periods that begin after our separation and that are determined on a consolidated, combined, unitary or group basis, each of us and the Kinetic Systems companies will be solely responsible for our respective tax liabilities determined on such consolidated, combined, unitary or group basis.

      Indemnification Obligations. Each of us and the Kinetic Systems companies has agreed to indemnify and hold each other harmless from and against any tax liability or related cost allocated to us or the Kinetic

Systems companies under the tax sharing agreement. The Kinetic Systems companies have also agreed to indemnify us and hold us harmless from and against any tax liability that results from the distribution of the Kinetic Systems companies and from the 2000 Buy-Out.

      Disputes and Contesting of Taxes. Each of us and the Kinetic Systems companies has the sole authority to contest any claim by a taxing authority that arises from an examination of a tax return which includes only that party or its subsidiaries. KSI, named in the tax sharing agreement as representative of us and the Kinetic Systems companies will have the sole authority to contest any claim by any taxing authority arising from an examination of any tax return for a period that begins before our business separation. We and the Kinetic Systems companies have agreed to negotiate at the executive level to resolve any disputes that may arise among us under the tax sharing agreement. However, if the dispute is not resolved within 30 days of the first executive negotiation, then the dispute shall be submitted to binding arbitration.

  Trademark License Agreement

      Under the trademark license agreement, we have agreed to grant the Kinetic Systems companies a non-transferable, perpetual, worldwide, royalty-free license to use certain of our trademarks. The Kinetic Systems companies have agreed to certain usage limitations and has agreed to grant us the right to use the trademarks for a transition period of one year. In addition, we have agreed to grant the Kinetic Systems companies an option to purchase the licensed trademarks from us for a nominal amount. If the Kinetic Systems companies violate the terms of usage while they are licensing the trademarks, we may terminate the trademark license agreement.

Confidential Disclosure Agreement

      Under the confidential disclosure agreement, each of the Kinetic Systems companies and us will agree, subject to limited exceptions, to hold certain information confidential for either three years or indefinitely, depending upon the sensitivity of the information. This agreement lasts until the parties mutually agree to terminate the confidential disclosure agreement.

Employee Matters Agreement

      The employee matters agreement allocates assets, liabilities and responsibilities relating to our current and former employees and their participation in benefits plans, including deferred compensation, insurance, health and 401(k) plans, and stock plans that we currently sponsor and maintain. We intend to continue such benefits plans for our eligible employees following the offering. All eligible employees of KSI and KBI will continue to participate in our benefits plans until the closing of the offering or such later date as we may agree to with KSI. Following the closing of the offering, KSI will establish its own benefit plans for employees of KSI and KBI. Our ongoing benefit plans will not provide benefits that overlap those provided under the corresponding KSI benefit plan. Each benefit plan will provide that all service, compensation and other benefit determinations that, as of the distribution, were recognized under our corresponding benefit plan will be taken into account under the KSI benefit plans. Assets relating to the employee liabilities have been or will be transferred to KSI or their related plans and trusts from trusts and other funding vehicles associated with our benefits plans. In connection with the establishment of our benefit plans and the related transfer of assets from us to KSI, we may provide to KSI, and KSI may provide to us, transitional services related to the organization and implementation of our benefit plans. See “Employee Benefit Plans and Options Grants — 2000 Stock Option Plan — Treatment of Options Held by Kinetic Systems’ Employees” for a description of the treatment of our stock options held by our employees and the employees of the Kinetic Systems companies.

Debt Repayment

      Concurrent with the closing of this offering, we will repay substantially all of our debt. See “Our Business Separation.” A portion of this debt will be repaid to Deutsche Bank AG, an affiliate of DB Capital.

Loans to Executive Officers

      In addition to the loans described above under “—Sales of Common Stock and Related Loans,” we have issued the following loans to our executive officers:

      In February 2000, in connection with the purchase of a home, KGI loaned John R. Ferron, our Chief Financial Officer, $250,000 under a promissory note with an annual interest rate of 8.00%. Outstanding principal and accrued interest under the note is due and payable upon the earlier of 180 days following the termination of Mr. Ferron’s employment for cause and December 31, 2005.

      In December 2000, in connection with an investment, we loaned Daniel C. Rubin, our President and Vice Chairman, $75,000 under a promissory note with an annual interest rate of 8.00%. Mr. Rubin repaid $50,000 of this loan in June 2001.

Employment Arrangements

      Some of our officers have accepted offer letters from us that provide for salary, equity incentives and other benefits. For a description of these offer letters, please see “Employment Agreements and Change of Control Agreements.”

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table presents information regarding the beneficial ownership of our outstanding common stock as of March 31, 2002 for the following stockholders:

•	each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

      The percentage of beneficial ownership for the following table is based on 119,316,559 shares of our common stock outstanding as of March 31, 2002, which includes 2,464,341 shares of our Series A preferred stock that we issued in April 2002 and 3,481,012 shares of our Series A preferred stock that we issued in connection with an acquisition completed in May 2002, and assumes the automatic conversion of all outstanding shares of our preferred stock into 25,652,051 shares of our common stock, which will occur upon the completion of this offering. The percentage of beneficial ownership after the offering is based on      shares of our common stock issued in connection with this offering, assuming no exercise of the underwriters’ over-allotment option.

      Beneficial ownership is determined under the rules and regulations of the Securities and Exchange Commission and does not necessarily indicate beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of common stock over which the stockholder has sole or shared voting or investment power. It also includes shares of common stock that the stockholder has a right to acquire within 60 days of March 31, 2002 through the exercise of any option, warrant or other right, and restricted shares of our common stock, which are subject to a lapsing right of repurchase at their initial purchase price, purchased by some of our officers who exercised immediately exercisable options. The percentage ownership of the outstanding common stock, however, is based on the assumption, expressly required by the rules and regulations of the Securities and Exchange Commission, that only the person or entity whose ownership is being reported has exercised options or warrants into shares of our common stock.

      To our knowledge, except under community property laws or as otherwise noted, the persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned. Unless otherwise indicated, each stockholder listed below maintains a mailing address of c/o Celerity Group, Inc., 1463 Centre Pointe Drive, Milpitas, California 95035.

	Shares Beneficially			Shares Beneficially
	Owned			Owned
	Prior to the Offering			After the Offering
			Number of
Name of Beneficial Owner	Number	Percent	Shares Offered	Number	Percent

5% Stockholders
DB Capital(1)	44,939,504	37.7%
Behrman Capital(2)	27,587,621	23.1
Gryphon Partners II, L.P.(3)	10,980,897	9.2
State Treasurer of the State of Michigan(4)	6,666,667	5.6
Executive Officers and Directors
David J. Shimmon(5)	7,450,811	6.2
Daniel C. Rubin(6)	405,518	*
John R. Ferron(7)	157,375	*
Albert (Hong Chuan) Ooi(8)	144,368	*
Joseph W. Foster(9)	118,955	*
R. David Andrews(10)	10,980,897	9.2
Neil R. Austrian	—	—
Charles Ayres(11)	44,939,504	37.7
Grant G. Behrman(12)	27,587,621	23.1

	Shares Beneficially			Shares Beneficially
	Owned			Owned
	Prior to the Offering			After the Offering
			Number of
Name of Beneficial Owner	Number	Percent	Shares Offered	Number	Percent

Gregory J. Chiate(13)	27,587,621	23.1
Milan Mandaric(14)	5,229,393	4.4
William M. Matthes(15)	27,587,621	23.1
Frank L. Schiff(16)	44,939,504	37.7
Ted Virtue(17)	44,939,504	37.7
All executive officers and directors as a group (14 persons)(18)	97,014,442	80.4

*	Represents beneficial ownership of less than 1%.

(1)	Includes 44,903,130 shares of our common stock held by DB Capital Investors, L.P. and 15,000 shares of our common stock held by DB Structured Products. Also includes a warrant to purchase 21,374 shares of our common stock held by DB Structured Products, which warrant is immediately exercisable. DB Structured Products is an affiliate of DB Capital Investors, L.P. The warrant to purchase 21,374 shares of our common stock will become exercisable as to shares of our common stock upon completion of this offering as a result of the adjustment that will occur pursuant to the terms of the warrant as a result of our business separation. DB Capital Investors, L.P. disclaims beneficial ownership of the shares owned by DB Structured Products. The address of DB Capital Investors, L.P. is 31 W. 52nd Street, 26th Floor, New York, New York 10019.

(2)	Represents 27,354,503 common shares held by Behrman Capital III L.P. and 233,118 common shares held by Strategic Entrepreneur Fund III L.P. Messrs. Behrman and Matthes are managing members of Behrman Brothers III L.L.C., a limited liability company that is the sole general partner of Behrman Capital III, L.P., and are general partners of Strategic Entrepreneur Fund III L.P. Mr. Chiate is a member of Behrman Brothers III L.L.C. and a limited partner of Strategic Entrepreneur Fund III L.P. In such capacities, each of Messrs. Behrman, Chiate and Matthes may be deemed to beneficially own any shares owned by those entities, but disclaims any such beneficial ownership. The address of Behrman Capital III L.P. is Four Embarcadero Center, Suite 3640, San Francisco, California 94111.

(3)	Includes 10,259,277 shares held by Gryphon Partners II, L.P. and 721,620 shares held by Gryphon Partners II-A, L.P. The address of Gryphon Partners II, L.P. is One Embarcadero Center, Suite 2750, San Francisco, California 94111.

(4)	The address of the State Treasurer of the State of Michigan is Department of Treasury, 250 Coolidge Road, Suite 400, East Lansing, Michigan 48823.

(5)	Includes 3,977,229 shares of our common stock held by Magnolia Tree, LLC, which is wholly owned by Mr. Shimmon. Also includes options to purchase 806,916 shares of our common stock exercisable within 60 days of March 31, 2002. These options will become exercisable as to shares of our common stock upon completion of this offering, based upon an assumed initial public offering price of $ per share, as a result of the adjustment that will occur with respect to outstanding options in connection with our business separation. Excludes 1,450,000 shares of our common stock issued under our 2000 Deferred Stock Plan that will be cancelled. We will issue Mr. Shimmon options under our 2002 Stock Option Plan to purchase 1,740,000 shares of our common stock prior to the completion of this offering in substitution for the cancelled shares of restricted stock, which shares were not vested or exercisable within 60 days of March 31, 2002.

(6)	Includes options to purchase 217,708 shares of our common stock exercisable within 60 days of March 31, 2002. These options will become exercisable as to shares of our common stock upon completion of this offering, based upon an assumed initial public offering price of $ per share, as a result of the adjustment that will occur with respect to outstanding options in connection with our business separation. Excludes 850,000 shares of our common stock issued under our 2000 Deferred Stock Plan that will be cancelled. We will issue Mr. Rubin options under our 2002 Stock Option Plan to purchase 1,020,000 shares of our common stock prior to the completion of this offering in substitution for the cancelled shares of restricted stock, which shares were not vested or exercisable within 60 days of March 31, 2002.

(7)	Includes options to purchase 59,375 shares of our common stock exercisable within 60 days of March 31, 2002. These options will become exercisable as to shares of our common stock upon completion of this offering, based upon an assumed initial public offering price of $ per share, as a result of the adjustment that will occur with respect to outstanding options in connection with our business separation. Excludes 200,000 shares of our common stock issued under our 2000 Deferred Stock Plan that will be cancelled. We will issue Mr. Ferron options under our 2002 Stock Option Plan to purchase 240,000 shares of our common stock prior to the completion of this offering in substitution for the cancelled shares of restricted stock, which shares were not vested or exercisable within 60 days of March 31, 2002.

(8)	Includes options to purchase 27,708 shares of our common stock exercisable within 60 days of March 31, 2002. These options will become exercisable as to shares of our common stock upon completion of this offering, based upon an assumed initial public offering price of $ per share, as a result of the adjustment that will occur with respect to outstanding options in connection with our business separation. Excludes 50,000 shares of our common stock issued under our 2000 Deferred Stock Plan that will be cancelled. We will issue Mr. Ooi options under our 2002 Stock Option Plan to purchase 60,000 shares of our common stock prior to the completion of this offering in substitution for the cancelled shares of restricted stock, which shares were not vested or exercisable within 60 days of March 31, 2002.

(9)	Includes options to purchase 35,625 shares of our common stock exercisable within 60 days of March 31, 2002. These options will become exercisable as to shares of our common stock upon completion of this offering, based upon an assumed initial public offering price of $ per share, as a result of the adjustment that will occur with respect to outstanding options in connection with our business separation. Excludes 125,000 shares of our common stock issued under our 2000 Deferred Stock Plan that will be cancelled. We will issue Mr. Foster options under our 2002 Stock Option Plan to purchase 150,000 shares of our common stock prior to the completion of this offering in substitution for the cancelled shares of restricted stock, which shares were not vested or exercisable within 60 days of March 31, 2002.

(10)	Includes 10,259,277 shares held by Gryphon Partners II, L.P. and 721,620 shares held by Gryphon Partners II-A, L.P. Mr. Andrews disclaims beneficial ownership of the shares held by Gryphon Partners II, L.P. and Gryphon Partners II-A, L.P., except to the extent of his pecuniary interest in these shares.

(11)	Represents 44,939,504 shares held by DB Capital Investors, L.P. and its affiliates. Mr. Ayres disclaims beneficial ownership of the shares held by DB Capital Investors, L.P. and its affiliates, except to the extent of his pecuniary interest in these shares.

(12)	Represents 27,354,503 common shares held by Behrman Capital III L.P. and 233,118 common shares held by Strategic Entrepreneur Fund III L.P. Mr. Behrman is a managing member of Behrman Brothers III L.L.C., a limited liability company that is the sole general partner of Behrman Capital III L.P., and is a general partner of Strategic Entrepreneur Fund III L.P. In such capacity, Mr. Behrman may be deemed to beneficially own any shares owned by those entities, but disclaims any such beneficial ownership.

(13)	Represents 27,354,503 common shares held by Behrman Capital III L.P. and 233,118 common shares held by Strategic Entrepreneur Fund III L.P. Mr. Chiate is a member of Behrman Brothers III L.L.C., a limited liability company that is the sole general partner of Behrman Capital III L.P., and a limited partner of Strategic Entrepreneur Fund III L.P. In such capacity, Mr. Chiate may be deemed to beneficially own any shares owned by those entities, but disclaims any such beneficial ownership.

(14)	Includes 5,000,000 shares of our common stock held by the 1999 Milan Mandaric Revocable Trust. Also includes options to purchase 229,393 shares of our common stock exercisable within 60 days of March 31, 2002. These options will become exercisable as to shares of our common stock upon completion of this offering, based upon an assumed initial public offering price of $ per share, as a result of the adjustment that will occur with respect to outstanding options in connection with our business separation.

Excludes 579,520 shares of our common stock issued under our 2000 Deferred Stock Plan that will be cancelled. We will issue Mr. Mandaric options under our 2002 Stock Option Plan to purchase 695,424 shares of our common stock prior to the completion of this offering in substitution for the cancelled shares of restricted stock. Mr. Mandaric is a limited partner of Behrman Capital Partners III L.P. In such capacity, Mr. Mandaric disclaims beneficial ownership of any shares owned by Behrman Capital III L.P.

(15)	Represents 27,354,503 common shares held by Behrman Capital III L.P. and 233,118 common shares held by Strategic Entrepreneur Fund III L.P. Mr. Matthes is a managing member of Behrman Brothers III L.L.C., a limited liability company that is the sole general partner of Behrman Capital III L.P., and is a general partner of Strategic Entrepreneur Fund III L.P. In such capacity, Mr. Matthes may be deemed to beneficially own any shares owned by those entities, but disclaims any such beneficial ownership.

(16)	Represents 44,939,504 shares held by DB Capital Investors, L.P. and its affiliates. Mr. Schiff disclaims beneficial ownership of the shares held by DB Capital Investors, L.P. and its affiliates, except to the extent of his pecuniary interest in these shares.

(17)	Represents 44,954,504 shares held by DB Capital Investors, L.P. and its affiliates. Mr. Virtue disclaims beneficial ownership of the shares held by DB Capital Investors, L.P. and its affiliates, except to the extent of his pecuniary interest in these shares.

(18)	Includes options to purchase an aggregate of 1,376,725 shares of our common stock that are exercisable within 60 days of March 31, 2002. These options will become exercisable as to shares of our common stock upon completion of this offering, based upon an assumed initial public offering price of $ per share, as a result of the adjustment that will occur with respect to outstanding options in connection with our corporate restructuring. Also includes a warrant to purchase 21,374 shares of our common stock that is immediately exercisable. This warrant will become exercisable as to shares of our common stock upon completion of this offering as a result of the adjustment that will occur pursuant to the terms of the warrant as a result of our business separation. Excludes an aggregate of 3,254,520 shares of our common stock issued under our 2000 Deferred Stock Plan held by executive officers and directors. These shares will be cancelled and we will issue these individuals options under our 2002 Stock Option Plan to purchase an aggregate of 3,905,424 shares of our common stock prior to the completion of this offering in substitution for the cancelled shares of restricted stock, which shares were not vested or exercisable within 60 days of March 31, 2002.

DESCRIPTION OF CAPITAL STOCK

General

      Immediately following the closing of this offering, our authorized capital stock will consist of 250,000,000 shares of common stock, $.01 par value per share, and 5,000,000 shares of undesignated preferred stock, $.01 par value per share.

Common Stock

Dividend Rights

      Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

Voting Rights

      Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our certificate of incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election. In addition, our certificate of incorporation and bylaws require the approval of two-thirds, rather than a majority, of the shares entitled to vote for some matters. For a description of these matters, see “—Anti-Takeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws” below.

No Preemptive, Conversion or Redemption Rights

      Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to Receive Liquidation Distributions

      Upon a liquidation, dissolution or winding-up of our company, the holders of common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be issued in this offering, when paid for, will be fully paid and nonassessable.

Preferred Stock

      Following the completion of this offering, our board of directors will be authorized, subject to limitations imposed by Delaware law, to issue up to a total of 5,000,000 shares of preferred stock in one or more series, without stockholder approval. Our board is authorized to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

      The board may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Celerity and might harm the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Warrants

      Warrants to purchase 8,062,199 shares of our common stock were outstanding at March 31, 2002, having a weighted average exercise price of $1.77 per share. Of these outstanding warrants, warrants to purchase 4,737,308 shares of our common stock held by USFilter may not be exercised prior to August 30, 2002. In the event that this offering occurs prior to August 30, 2002, we will use a portion of the proceeds from the offering to repay the outstanding notes held by USFilter and the warrants held by USFilter will expire according to their terms.

      In connection with the dividend of shares of the Kinetic Systems companies to our stockholders concurrently with the completion of this offering, pursuant to the terms of the outstanding warrants held by several investors to purchase 3,324,891 shares of common stock, each having an exercise price of $0.01 per share, we will divide the number of shares subject to these outstanding warrants by a ratio equal to (1) the overall value of our company prior to the distribution less (2) the value of the shares of the Kinetic Systems companies distributed to our stockholders, as determined by an independent appraisal company, divided by the overall value of our company prior to the distribution, and multiply the exercise price per share of the warrant by the same ratio. Assuming a closing price for our common stock on the Nasdaq National Market on the first trading day of $               per share, the warrants held by several investors to purchase 3,324,891 shares of common stock, each having an exercise price of $.01 per share of, will convert into warrants to purchase       shares of our common stock, each having an exercise price of $               . The exercise price of, and the number of shares subject to, the warrants held by USFilter will not adjust as a result of our corporate restructuring.

Convertible Note

      We have issued a $25.0 million convertible junior subordinated note to USFilter. If we elect to repay all or part of the principal amount due under this note at any time after August 30, 2002, then for 30 days following the receipt of notice by USFilter of our intention to make this payment, USFilter will have the option to convert the note into 8,333,333 share of our common stock. In the event that we complete this offering prior to August 30, 2002, we will use a portion of the net proceeds from the offering to repay this note and the note will no longer be convertible into shares of our common stock.

Registration Rights

      Upon the completion of this offering, holders of substantially all of the shares of our common stock and all warrants to purchase shares of our common stock outstanding as of March 31, 2002 will have registration rights. Those stockholders will have the right to require us to register their shares with the SEC so that those shares may be publicly resold or to include their shares in registration statements that we file, as set forth in further detail below.

      Demand Registration. 180 days after the effective date of this registration statement, each of DB Capital and Behrman Capital may make two requests that we register all or a portion of shares held by their respective affiliates. Two years after the completion of this offering, (1) warrantholders who hold a majority of the shares of common stock issued or issuable upon conversion of the warrants may request that we register their shares of common stock issuable upon the exercise of such warrants and (2) the holders of a majority of shares of common stock issued or issuable upon conversion of our Series A preferred stock may make two requests that we register their shares of stock. In the case of any demand registration, holders of shares that have registration rights may elect to have all or a portion of their shares registered. We are required to file up to seven registration statements under this right, however we are not required to comply with any more than one demand registration request in any twelve-month period. The underwriters of any underwritten public offering made upon an exercise of these demand rights will have the right to limit the number of shares to be included in that registration statement. We may postpone any demand registration for a period not to exceed 180 days. However, we may postpone a demand registration only once during any twelve-month period.

      Incidental Registration. If we register any additional securities after our initial public offering in a registration that does not include any demand registrations and such registration statement is not on Form S-4 or Form S-8, then holders of shares that have registration rights may elect to have all or a portion of their shares included in our registration statement. However, we may terminate for any reason any registration of securities that included securities being registered pursuant to their incidental registration rights.

      Expenses of Registration. We will pay all expenses related to any demand or incidental registration, including all registration and filing fees, printing fees, fees for one counsel for the selling stockholders and other fees.

      Expiration of Registration Rights. The demand registration rights for each stockholder, except DB Capital and Berhman Capital, expire if such stockholder can sell all of its shares under Rule 144 free of the volume restrictions of the rule.

Anti-Takeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws

      The provisions of Delaware law, our certificate of incorporation and our bylaws may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Delaware Law

      We will be subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of more than 10% of a corporation’s assets, with any “interested stockholder,” which is defined to mean any stockholder who owns 15% or more of the corporation’s outstanding voting stock, or with any affiliates and associates of the stockholder, for three years following the date that the stockholder became an “interested stockholder” unless:

•	the transaction is approved by the board before the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

      A Delaware corporation may opt out of this provision either in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Charter and Bylaws

      Following the completion of this offering, our certificate of incorporation and bylaws will provide that:

•	the approval of holders of two-thirds of the shares entitled to vote at an election of directors will be required to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action;

•	our board of directors will be expressly authorized to make, alter or repeal our bylaws;

•	stockholders may not call special meetings of the stockholders or fill vacancies on the board;

•	our board of directors will be divided into three classes serving staggered three-year terms. This means that only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms;

•	our board of directors will be authorized to issue preferred stock without stockholder approval;

•	directors may only be removed for cause by the holders of two-thirds of the shares entitled to vote at an election of directors; and

•	we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is           .

Listing

      We have applied for listing our common stock on the Nasdaq National Market under the trading symbol “CLRT.”

SHARES ELIGIBLE FOR FUTURE SALE

      Before this offering, there has not been a public market for our common stock. Future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options and warrants, in the public markets after this offering could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options and warrants, in the public market after the restrictions lapse, or the possibility of the sales, could cause the prevailing market price of our common stock to fall or impair our ability to raise equity capital in the future.

      Upon completion of this offering, we will have outstanding       shares of our common stock, or       shares if the underwriters’ over-allotment option is exercised in full, assuming that there are no exercises of outstanding options or warrants after March 31, 2002. Of these shares, all of the       shares sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act. For purposes of Rule 144, an “affiliate” of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with, the issuer. Shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an exemption from registration, including the exemption under Rule 144 of the Securities Act described below. The remaining 119,316,559 shares of our common stock held by existing stockholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act. These rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rule 144 and Rule 701, these restricted securities will be available for sale in the public market as follows:

Number of Shares	Date

No shares	On the date of this prospectus
113,371,206 shares	181 days after the date of this prospectus
5,945,353 shares	Various dates between 181 days after the date of this prospectus and one year from the date of this prospectus

Lock-Up Agreements

      Stockholders holding substantially all of our outstanding shares of common stock have agreed, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of their shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock; or enter into any swap or other arrangement that transfers to another, in whole or in part, any economic consequences of ownership of our common stock during the period ending 180 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated, on behalf of the underwriters.

Rule 144

      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year from the later of the date those shares of common stock were acquired from us or from an affiliate of ours would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks before a notice of the sale on Form 144 is filed.

      Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

      In addition, under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years from the later of the date these shares of our common stock were acquired from us or from an affiliate of ours, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted pursuant to the lock-up agreements, those shares may be sold immediately upon the completion of this offering.

Rule 701

      Any employee, officer or director of, or consultant to us who purchased his shares under a written compensatory plan or contract may be entitled to sell his shares in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without having to comply with the holding period, public information, volume, limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. However, all shares issued under Rule 701 that are subject to lock-up agreements will only become eligible for sale when the 180-day lock-up agreements expire.

Stock Options

      Based on options granted as of March 31, 2002, we intend to file a registration statement on Form S-8 under the Securities Act covering approximately 18,996,289 shares of our common stock subject to options outstanding or reserved for issuance under our 2000 Stock Option Plan, 2002 Equity Incentive Plan and 2002 Stock Option Plan, and shares of our common stock issued upon exercise of options by employees. We expect to file this registration statement as soon as practicable after this offering. However, none of the shares registered on Form S-8 that are subject to the 180-day lock-up agreements will be eligible for resale until the expiration of the lock-up period. Approximately 2.0 million shares of our common stock issuable upon exercise of options held by non-senior management personnel of Celerity and KSI that were outstanding as of March 31, 2002, are not subject to lock-up agreements.

Warrants

      As of March 31, 2002, we had outstanding warrants to purchase 8,062,199 shares of our common stock. Shares issued upon net exercise of these warrants following the completion of this offering will be immediately salable. The holders of these warrants also have registration rights, as discussed below. However, all shares subject to these warrants are subject to lock-up agreements and will only become eligible for sale when the 180-day lock-up agreements expire.

Registration Rights

      Upon completion of this offering, the holders of substantially all of the shares of our common stock and all warrants to purchase shares of our common stock outstanding as of March 31, 2002 may demand that we register their shares under the Securities Act or, if we file another registration statement under the Securities Act, they may elect to include their shares in such registration. If these shares are registered, they will be freely tradable without restriction under the Securities Act. For additional information, see “Description of Capital Stock—Registration Rights.”

UNDERWRITERS

      Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Deutsche Bank Securities, Inc., Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc. and UBS Warburg LLC are acting as representatives, have each agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Number of
Name	Shares

Deutsche Bank Securities, Inc.
Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Lehman Brothers Inc.
UBS Warburg LLC

Total

      The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

      The underwriters initially propose to offer part of the shares of common stock directly to the public at the initial public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $          a share under the initial public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $          a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

      We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of           additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $          , the total underwriters’ discounts and commissions would be $          and the total proceeds to us would be $          .

      The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares offered by them.

      We have applied for the listing of our common stock on the Nasdaq National Market under the trading symbol CLRT.

      We, each of our directors and executive officers, the selling stockholders and certain of our other stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

      The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of any shares of common stock to the underwriters;

•	transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

•	the grant by us of options to purchase common stock pursuant to the employee benefit plans described in the prospectus;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus described in this prospectus;

•	approximately 2.0 million shares of our common stock issuable upon the exercise of options held by non-senior management personnel of Celerity and KSI;

•	the issuance by us of common stock or securities convertible into common stock in connection with mergers or acquisitions of securities, businesses, property or assets, provided that the aggregate number of shares of common stock issued or issuable upon conversion does not exceed 25% of the shares sold in this offering;

•	the transfer of shares of common stock or other securities by gift;

•	the distribution of shares of common stock or other securities to partners, members, affiliates, stockholders, or trustees or custodians of the stockholder’s assets;

•	the transfer to a trust for the benefit of the stockholder or the stockholder’s immediate family; or

•	the transfer by will or intestacy to the stockholder’s legal representative or heir.

provided that in the case of each of the last five transactions, each donee, distributee, transferee and recipient agrees to be subject to the restrictions described in the immediately preceding paragraph.

      In order to facilitate this offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

      It is anticipated that Morgan Stanley DW Inc., an affiliate of Morgan Stanley & Co. Incorporated, through Morgan Stanley Online, its online service, may be a member of the syndicate and engage in electronic offers, sales and distribution of the shares being offered. A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead manager to underwriters that may make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on any of these websites and any other information contained on a website maintained by an underwriter or syndicate member is not part of this prospectus.

      Certain entities affiliated with Deutsche Bank Securities, Inc., one of the underwriters of this offering, beneficially own more than 10% of our debt and more than 10% of our equity securities. Under the provisions of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, when an NASD member such as Deutsche Bank Securities, Inc. distributes securities of a company in which it owns more than 10% of the Company’s debt securities or equity securities, the public offering price of the securities can be no higher than that recommended by the “qualified independent underwriter,” as such term is defined in Rule 2720. In accordance with such requirements, Morgan Stanley & Co. Incorporated has agreed to serve as a “qualified independent underwriter” and will conduct due diligence and will recommended a maximum price for the shares.

      From time to time, certain of the underwriters have provided, and continue to provide, investment banking and other services to us and certain existing stockholders for which they receive customary fees and commissions.

      The underwriting agreement provides that we and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

      At our request, the underwriters have reserved for sale, at the initial public offering price, up to       shares offered by this prospectus to our employees, officers, directors, customers, business associates and related persons selected by us. We will pay all fees and disbursements of counsel incurred by the underwriters in connection with offering the shares to such persons. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares, which are not so purchased, will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Pricing of the Offering

      Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general; our sales, earnings and certain other financial and operating information in recent periods; and the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

LEGAL MATTERS

      Fenwick & West LLP, Palo Alto, California, will pass upon the validity of the issuance of the shares of common stock offered by this prospectus. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California will pass upon legal matters for the underwriters.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2001 and 2000, and for the year ended December 31, 2001, the period from August 31, 2000 to December 31, 2000, the period from January 1, 2000 to August 30, 2000, the period from April 29, 1999 to December 31, 1999, and for the period from January 1, 1999 to April 28, 1999, as set forth in their report. We’ve included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report given on their authority as experts in accounting and auditing.

      The financial statements of Poly Concepts, Inc. as of December 31, 2001 and 2000 and for the years ended December 31, 2000 and 2001 included in this prospectus have been so included in reliance on the report of Perkins & Company, P.C., independent public accountants, appearing elsewhere herein.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement or the exhibits. Statements made in this prospectus regarding the contents of any contract, agreement or other document are only summaries. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved. You may read and copy all or any portion of the registration statement or any reports, statements or other information in the files at the public reference facility of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

      You can request copies of these documents upon payment of a duplicating fee by writing to the Commission. You may call the Commission at 1-800-SEC-0330 for further information on the operation of its public reference room. Our filings, including the registration statement, will also be available to you on the website maintained by the Commission at http://www.sec.gov.

      We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent auditors, and to make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim consolidated financial statements.

CELERITY GROUP, INC.

(formerly Kinetics Holdings Corporation)

INDEX TO FINANCIAL STATEMENTS

CELERITY GROUP, INC.

Index to Unaudited Pro Forma Condensed Combining Financial Statements
Unaudited Pro Forma Condensed Combining Financial Statements	F-2
Unaudited Pro Forma Condensed Combining Balance Sheet	F-3
Unaudited Pro Forma Condensed Combining Statement of Operations	F-4
Notes to Unaudited Pro Forma Condensed Combining Financial Statements	F-6
Index to Audited Consolidated Financial Statements
Report of Independent Auditors	F-7
Consolidated Balance Sheets	F-8
Consolidated Statements of Operations	F-9
Consolidated Statements of Stockholders’ Equity	F-10
Consolidated Statements of Cash Flows	F-12
Notes to Consolidated Financial Statements	F-14
Index to Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets (Unaudited)	F-39
Condensed Consolidated Statements of Operations (Unaudited)	F-40
Condensed Consolidated Statements of Cash Flows (Unaudited)	F-41
Notes to Condensed Consolidated Financial Statements (Unaudited)	F-42
POLY CONCEPTS, INC.
Index to Audited Financial Statements
Report of Independent Auditors	F-47
Balance Sheets	F-48
Statements of Income	F-49
Statements of Stockholders’ Equity	F-50
Statements of Cash Flows	F-51
Notes to Financial Statements	F-52
Index to Unaudited Financial Statements
Balance Sheets (Unaudited)	F-57
Statements of Income (Unaudited)	F-58
Statements of Cash Flows (Unaudited)	F-59
Notes to Financial Statements (Unaudited)	F-60

CELERITY GROUP, INC.

(formerly Kinetics Holdings Corporation)

UNAUDITED PRO FORMA CONDENSED COMBINING FINANCIAL STATEMENTS

      On May 1, 2002, Celerity acquired Poly Concepts, Inc. (“Poly Concepts”). The results of Poly Concepts will be included in the consolidated financial statements subsequent to the acquisition. The acquisition was accounted for using the purchase method of accounting. The acquisition included the purchase of all the outstanding shares of common stock of Poly Concepts in exchange for a cash payment of $9.0 million and 3.5 million shares of the Company’s Series A Preferred stock valued at $23.8 million. Transaction costs related to the purchase were approximately $1.0 million resulting in an aggregate purchase price of $33.8 million. For the purposes of preparing pro forma financial statements, the Company has allocated $29.3 million to goodwill. Celerity adopted Statement of Financial Accounting, Standards No. 142 effective January 1, 2002 and accordingly no amortization expense was recorded for the quarter ended March 31, 2002.

      The accompanying pro forma financial statements are presented in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combining balance sheet was prepared as if the transaction occurred on March 31, 2002. To prepare the pro forma unaudited condensed combining statements of operations, the Company’s statements of operations for the year ended December 31, 2001 and the quarter ended March 31, 2002 have been combined with the statement of operations of Poly Concepts for the same periods. To prepare the pro forma unaudited condensed combining balance sheets, the Company’s March 31, 2002 balance sheet has been combined with the March 31, 2002 balance sheet of Poly Concepts. This method of combining the companies is only for presentation of pro forma unaudited condensed combining financial statements. The unaudited pro forma condensed combining financial statements are subject to a number of estimates, assumptions and uncertainties and do not purport to reflect the results of operations that would have occurred had this acquisition taken place on the date indicated nor do they purport to reflect results of operations that will occur in the future. The unaudited pro forma condensed combining financial statements should be read in conjunction with the historical financial statements of the Company and Poly Concepts.

CELERITY GROUP, INC.

(formerly Kinetics Holdings Corporation)

UNAUDITED PRO FORMA CONDENSED COMBINING BALANCE SHEET

(In thousands)

	March 31, 2002

					Pro
	Celerity	Poly Concepts,	Pro Forma		Forma
	Group, Inc.	Inc.	Adjustments	Notes	Combined

Assets:
Current assets:
Cash and cash equivalents	$34,238	$3,157	$(9,000)	A	$28,395
Accounts receivable, net	16,307	683	—		16,990
Inventories	37,172	947	—		38,119
Note receivable from Kinetic Systems	150,000	—	—		150,000
Deferred income tax	—	70	(70)	B	—
Prepaid expenses and other current assets	663	449	—		1,112

Total current assets	238,380	5,306	(9,070)		234,616
Property and equipment, net	21,100	741	—		21,841
Goodwill, net	97,877	—	29,345	C	127,222
Intangible assets, net	6,852	—	—		6,852
Other assets	8,100	57	—		8,157

Total assets	$372,309	$6,104	$20,275		$398,688

Liabilities and stockholders’ equity:
Current liabilities:
Accounts payable	$13,516	$648	$—		$14,164
Accrued expenses	20,728	263	1,000	A	21,991
Income taxes payable	114	25	(25)	B	114
Current maturities of long-term debt	288,708	218	—		288,926
Other current liabilities	1,988	—	—		1,988

Total current liabilities	325,054	1,154	975		327,183
Other liabilities	13,802	—	—		13,802
Deferred income taxes	—	39	(39)	B	—
Long-term debt	—	429	—		429
Stockholders’ equity:
Series A Convertible Preferred stock	197	—	35	A	232
Common stock	937	656	(656)	D	937
Additional paid-in-capital	183,094	—	23,786	A	206,880
Advances to Kinetic Systems	(59,959)	—	—		(59,959)
Stockholder note receivable	(4,000)	—	—		(4,000)
Deferred stock compensation	(376)	—	—		(376)
Accumulated deficit	(83,132)	3,826	(3,826)	D	(83,132)
Accumulated other comprehensive loss	(3,308)	—	—		(3,308)

Total stockholders’ equity	33,453	4,482	19,339		57,274

Total liabilities and stockholders’ equity	$372,309	$6,104	$20,275		$398,688

CELERITY GROUP, INC.

(formerly Kinetics Holdings Corporation)

UNAUDITED PRO FORMA CONDENSED COMBINING STATEMENT OF OPERATIONS

(In thousands, except for per share data)

	Year Ended December 31, 2001

	Celerity	Poly Concepts,	Pro Forma		Pro Forma
	Group, Inc.	Inc.	Adjustments	Notes	Combined

Revenues	$194,691	$21,314	$—		$216,005
Cost of goods sold	172,812	13,084	—		185,896

Gross margin	21,879	8,230	—		30,109
Operating expenses:
Selling, general and administrative	35,948	3,895	—		39,843
Research and development	8,909	—	—		8,909
Amortization	15,735	—	1,967	C	17,702
Depreciation	3,256	299	—		3,555

Income (loss) from operations	(41,969)	4,036	(1,967)		(39,900)
Other income (expense)	(22,953)	(73)	—		(23,026)

Net income (loss) before income tax benefit (expense)	(64,922)	3,963	(1,967)		(62,926)
Provision (benefit) for income taxes	126	1,527	(1,251)	B	402

Net income (loss)	$(65,048)	$2,436	$(716)		$(63,328)

Pro forma net loss per share; basic and diluted					$(0.68)

Shares used in computation of basic and diluted pro forma net loss per share					93,128

CELERITY GROUP, INC.

(formerly Kinetics Holdings Corporation)

UNAUDITED PRO FORMA CONDENSED COMBINING STATEMENT OF OPERATIONS

(in thousands, except for per share data)

	Three Months Ended March 31, 2002

	Celerity	Poly Concepts,	Pro Forma		Pro Forma
	Group, Inc.	Inc.	Adjustments	Notes	Combined

Revenues	$33,243	$2,403	$—		$35,646
Cost of goods sold	31,592	1,570	—		33,162

Gross margin	1,651	833	—		2,484
Operating expenses:
Selling, general and administrative	10,190	536	—		10,726
Research and development	1,813	—	—		1,813
Amortization	1,026	—	—		1,026
Depreciation	1,008	77	—		1,085

Income (loss) from operations	(12,386)	220	—		(12,166)
Other income (expense)	(4,293)	(14)	—		(4,307)

Net income (loss) before income tax benefit (expense)	(16,679)	206	—		(16,473)
Provision (benefit) for income taxes	37	73	(69)	B	41

Net income (loss)	$(16,716)	$133	$69		$(16,514)

Pro forma net loss per share; basic and diluted					$(0.18)

Shares used in computation of basic and diluted pro forma net loss per share					93,665

CELERITY GROUP, INC.

(formerly Kinetics Holdings Corporation)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINING FINANCIAL STATEMENTS

(In thousands)

      The following pro forma adjustments have been made to the pro forma condensed combining financial statements:

A. To reflect the purchase consideration as follows:
Cash	$9,000
Transaction costs — estimated	1,000
Series A Convertible Preferred stock	23,821

$33,821

B.	Adjustment to income tax accounts to reflect Celerity’s tax status.

C.	To allocate purchase price to goodwill and reflect related amortization for the year ended December 31, 2001.

D.	To eliminate the stockholders’ equity of Poly Concepts.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders of Celerity Group, Inc. (formerly known as Kinetics Holdings Corporation)

      We have audited the accompanying consolidated balance sheets of Celerity Group, Inc. (formerly known as Kinetics Holdings Corporation) as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2001, the period from August 31, 2000 to December 31, 2000, the periods from January 1, 2000 to August 30, 2000 and from April 29, 1999 to December 31, 1999 and for the period from January 1, 1999 to April 28, 1999. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Celerity Group, Inc. (formerly Kinetics Holdings Corporation) at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for the year ended December 31, 2001, the period from August 31, 2000 to December 31, 2000, the periods from January 1, 2000 to August 30, 2000 and from April 29, 1999 to December 31, 1999 and for the period from January 1, 1999 to April 28, 1999, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

San Jose, California

May 23, 2002, except as to the fifth paragraph of Note 1 and Note 21, as to which the date is August      , 2002

      The foregoing report is in the form that will be signed upon the execution of the Separation Agreement and related agreements as described in the fifth paragraph of Note 1 and Note 21 to the financial statements.

/s/ Ernst & Young LLP

San Jose, California

June 7, 2002

CELERITY GROUP, INC.

(formerly Kinetics Holdings Corporation)

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	December 31,
	2000	2001

Assets
Current assets:
Cash and cash equivalents	$8,337	$34,841
Accounts receivable, net of allowance for doubtful accounts of $3,178 in 2000 and $1,828 in 2001	42,116	8,135
Inventories	69,873	41,218
Deferred income taxes	3,570	—
Prepaid expenses and other current assets	636	1,053
Note receivable – Kinetic Systems	—	150,000

Total current assets	124,532	235,247
Property and equipment, net	23,637	22,226
Note receivable – Kinetic Systems	150,000	—
Goodwill, net	49,635	68,184
Intangible assets, net	48,489	37,570
Other assets	9,659	8,619

Total assets	$405,952	$371,846

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$49,933	$8,400
Accrued expenses	16,154	16,695
Income taxes payable	4,302	105
Current maturities of long-term debt	10,973	287,806
Other current liabilities	1,729	2,123

Total current liabilities	83,091	315,129
Other liabilities	9,562	16,216
Long-term debt	273,421	—
Commitments and contingencies
Stockholders’ equity:
Series A Convertible Preferred stock, par value $.01 per share, 25,652 shares designated; 19,707 shares issued and outstanding (liquidation preference of $62,274 at December 31, 2001)	—	197
Common stock, par value $.01 per share, 250,000 shares authorized; 92,412 shares and 93,665 shares issued and outstanding in 2000 and 2001	924	937
Additional paid-in-capital	120,935	182,699
Advances to Kinetic Systems or Predecessor Parent	(79,565)	(68,856)
Stockholder note receivable	—	(4,000)
Accumulated deficit	(1,368)	(66,416)
Accumulated other comprehensive loss	(1,048)	(4,060)

Total stockholders’ equity	39,878	40,501

Total liabilities and stockholders’ equity	$405,952	$371,846

See accompanying notes.

CELERITY GROUP, INC.

(formerly Kinetics Holdings Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	January 1,	April 29,	January 1,	August 31,
	1999	1999	2000	2000
	Through	Through	Through	Through	Year Ended
	April 28,	December 31,	August 30,	December 31,	December 31,
	1999	1999	2000	2000	2001

Revenues	$29,081	$168,484	$290,512	$190,577	$191,060
Revenues from Kinetic Systems	2,115	1,448	3,709	1,776	3,631

	31,196	169,932	294,221	192,353	194,691
Cost of goods sold	23,534	152,653	233,852	159,569	172,812

Gross margin	7,662	17,279	60,369	32,784	21,879
Operating expenses:
Selling, general, and administrative	8,556	16,743	21,931	11,012	35,948
Research and development	1,819	6,104	5,296	2,932	8,909
Amortization of goodwill and other intangible assets	1,724	5,186	6,890	4,482	15,735
Depreciation	241	1,705	1,619	1,040	3,256
Non-recurring charges	—	7,202	—	9,348	—

Income (loss) from operations	(4,678)	(19,661)	24,633	3,970	(41,969)
Interest expense	(54)	(81)	(1,897)	(11,276)	(41,798)
Interest income from Kinetic Systems	—	—	—	6,814	20,134
Other income (expense), net	(197)	1,556	1,170	(144)	(1,289)

Income (loss) before taxes	(4,929)	(18,186)	23,906	(636)	(64,922)
Provision for income taxes	131	151	8,760	732	126

Net income (loss)	$(5,060)	$(18,337)	$15,146	$(1,368)	$(65,048)

Net loss per share; basic and diluted				$(0.01)	$(.70)

Shares used in computation of net loss per share				92,109	93,128

See accompanying notes.

CELERITY GROUP, INC.

(formerly Kinetics Holdings Corporation)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands)

							Advances
							(to) from
							Kinetic Systems			Accumulated
	Preferred Stock		Common Stock			Additional	or	Stockholder		Other
					Stockholders’	Paid-In	Predecessor	Note	Accumulated	Comprehensive
Description	Shares	Amount	Shares	Amount	Net Investment	Capital	Parent	Receivable	Deficit	Income (Loss)	Total

Balance at January 1, 1999	—	$—	—	$—	$36,160	$—	$(3,206)	$—	$(2,087)	$7	$30,874
Net loss	—	—	—	—	—	—	—	—	(5,060)	—	(5,060)
Other comprehensive income	—	—	—	—	—	—	—	—	—	46	46

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	(5,014)
Contribution of acquired business	—	—	—	—	34,028	—	—	—	—	—	34,028
Net advances (to) from Kinetic Systems	—	—	—	—	—	—	15,894	—	—	—	15,894

Balance at April 29, 1999	—	—	—	—	70,188	—	12,688	—	(7,147)	53	75,782
Acquisition by Vivendi	—	—	—	—	(7,094)	—	—	—	7,147	(53)	—
Net loss	—	—	—	—	—	—	—	—	(18,337)		(18,337)
Other comprehensive loss	—	—	—	—	—	—	—	—	—	(331)	(331)

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	(18,668)
Contribution of acquired business	—	—	—	—	12,285	—	—	—	—	—	12,285
Net advances (to) from Kinetic Systems	—	—	—	—	—	—	50,502	—	—	—	50,502

Balance at December 31, 1999	—	—	—	—	75,379	—	63,190	—	(18,337)	(331)	119,901
Net income	—	—	—	—	—	—	—	—	15,146		15,146
Other comprehensive income	—	—	—	—	—	—	—	—	—	238	238

Total comprehensive income	—	—	—	—	—	—	—	—	—	—	15,384
Net advances (to) from Kinetic Systems	—	—	—	—	—	—	(8,558)	—	—	—	(8,558)

Balance at August 30, 2000	—	—	—	—	75,379	—	54,632	—	(3,191)	(93)	126,727
Shares issued in conjunction with formation of KHC	—	—	91,667	917	—	270,110	—	—	—	—	271,027
Capital allocated to Kinetic Systems and recapitalization	—	—	—	—	(75,379)	(151,403)	(116,160)	—	3,191	93	(339,658)

Opening balance on August 31, 2000	—	—	91,667	917	—	118,707	(61,528)	—	—	—	58,096
Shares issued to management in exchange for cash	—	—	745	7	—	2,228	—	—	—	—	2,235
Net loss	—	—	—	—	—	—	—	—	(1,368)	—	(1,368)
Other comprehensive loss	—	—	—	—	—	—	—	—	—	(1,048)	(1,048)

Total comprehensive income	—	—	—	—	—	—	—	—	—	—	(2,416)
Net advances (to) from Kinetic Systems	—	—	—	—	—	—	(18,037)	—	—	—	(18,037)

							Advances
							(to) from
							Kinetic Systems			Accumulated
	Preferred Stock		Common Stock			Additional	or	Stockholder		Other
					Stockholders’	Paid-In	Predecessor	Note	Accumulated	Comprehensive
Description	Shares	Amount	Shares	Amount	Net Investment	Capital	Parent	Receivable	Deficit	Income (Loss)	Total

Balance at December 31, 2000	—	$—	92,412	$924	$—	$120,935	$(79,565)	$—	$(1,368)	$(1,048)	$39,878
Shares issued to key employee in exchange for note receivable	—	—	1,333	14	—	3,986	—	(4,000)	—	—	—
Repurchase of common stock	—	—	(80)	(1)	—	(241)	—	—	—	—	(242)
Preferred Series A stock issued in exchange for cash, net of transaction fees of $3,023	19,707	197	—	—	—	58,019	—	—	—	—	58,216
Net loss	—	—	—	—	—	—	—	—	(65,048)	—	(65,048)
Other comprehensive loss	—	—	—	—	—	—	—	—		(3,012)	(3,012)

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	(68,060)
Net advances (to) from Kinetics	—	—	—	—	—	—	10,709	—	—	—	10,709

Balance at December 31, 2001	19,707	$197	93,665	$937	$—	$182,699	$(68,856)	$(4,000)	$(66,416)	$(4,060)	$40,501

See accompanying notes.

CELERITY GROUP, INC.

(formerly Kinetics Holdings Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	January 1,	April 29,	January 1,	August 31,
	1999	1999	2000	2000
	Through	Through	Through	Through	Year Ended
	April 28,	December 31,	August 30,	December 31,	December 31,
	1999	1999	2000	2000	2001

Operating activities
Net income (loss)	$(5,060)	$(18,337)	$15,146	$(1,368)	$(65,048)
Add (deduct) items to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	551	4,419	4,580	2,662	5,719
Amortization of goodwill and other intangible assets	1,724	5,186	6,890	4,482	15,735
Deferred income taxes	—	—	—	(3,570)	3,570
Non-cash interest expense	—	—	—	1,701	6,790
Provision for excess and obsolete inventory	2,414	8,617	1,908	2,795	4,949
Equity in net losses of unconsolidated affiliate	—	—	—	—	1,589
Provision for losses on accounts receivable, net of effect of acquisitions	(96)	258	566	2,145	(1,864)
In-process research and development	—	—	—	9,348	—
Loss on sale of property and equipment	—	411	—	—	772
Changes in operating assets and liabilities, net of effect of acquired companies:
Accounts receivable	(12,059)	(31,945)	17,623	(10,536)	37,272
Inventories	(2,354)	(29,035)	(24,444)	2,195	24,324
Prepaid expenses and other assets	723	(387)	(434)	891	2,567
Accounts payable	1,273	13,736	25,760	(12,116)	(41,816)
Accrued expenses	(1,753)	13,229	(18,521)	3,760	143
Income taxes payable	(305)	304	7,966	4,303	(4,197)
Other current and noncurrent liabilities	(8,442)	(1,789)	168	1,660	(81)

Net cash provided by (used in) operating activities	(23,384)	(35,333)	37,208	8,352	(9,576)
Investing activities
Purchase of property and equipment	(254)	(5,741)	(10,592)	(6,106)	(4,670)
Cash paid for business acquisitions, net of cash received	5,893	721	—	—	(27,089)
2000 Buy-Out of business from Vivendi	—	—	—	(119,624)
Contributions to equity investee	—	—	—	—	(1,189)

Net cash provided by (used in) investing activities	5,639	(5,020)	(10,592)	(125,730)	(32,948)
Financing activities
Proceeds from borrowings on long- term debt	2,435	—	—	—	—
Borrowings under revolving lines of credit	—	—	—	20,000	25,300
Net proceeds from long-term borrowings — in connection with 2000 Buy-Out	—	—	—	210,397	—

CELERITY GROUP, INC.
(formerly Kinetics Holdings Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(in thousands)

	January 1,	April 29,	January 1,	August 31,
	1999	1999	2000	2000
	Through	Through	Through	Through	Year Ended
	April 28,	December 31,	August 30,	December 31,	December 31,
	1999	1999	2000	2000	2001

Proceeds from the issuance of common stock	—	—	—	2,235	—
Proceeds from the issuance of common stock in 2000 Buy-Out	—	—	—	261,424	—
Net proceeds of 2000 Buy-Out allocated to Kinetic Systems	—	—	—	(151,403)	—
Proceeds from the issuance of preferred stock	—	—	—	—	58,216
Repurchase of common stock	—	—	—	—	(242)
Principal payments on long-term debt, net of discount	(59)	(10,183)	(17,443)	—	(25,179)
Net advances (to) from Kinetic Systems	—	—	—	(18,037)	10,709
Net advances from (payments to) Predecessor Parent	15,894	50,502	(8,558)	(200,794)	—

Net cash provided by (used in) financing activities	18,270	40,319	(26,001)	123,822	68,804
Effect of exchange rate changes on cash and cash equivalents	46	(330)	238	(93)	224

Increase (decrease) in cash and cash equivalents	571	(364)	853	6,351	26,504
Cash and cash equivalents, beginning of the period	926	1,497	1,133	1,986	8,337

Cash and cash equivalents, end of the period	$1,497	$1,133	$1,986	$8,337	$34,841

Supplemental cash flow disclosure
Cash paid for interest	$—	$2	$1,536	$2,695	$29,432
Cash paid for income taxes	$1,211	$131	$2,518	$5,035	$5,660
Supplemental non-cash financing and investing activities disclosure
Contribution of business from Predecessor Parent	$34,028	$12,285	$—	$—	$—
Warrants issued in connection with 2000 Buy-Out	$—	$—	$—	$9,603	$—
Note issued to Seller in connection with 2000 Buy-Out	$—	$—	$—	$42,209	$—
Note payable issued and accounts payable assumed to acquire certain assets from AMAT	$—	$23,789	$—	$—	$—

See accompanying notes.

CELERITY GROUP, INC.
(formerly Kinetics Holdings Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(in thousands)

CELERITY GROUP, INC.

(formerly Kinetics Holdings Corporation)

Notes to Consolidated Financial Statements

1.                    Background, Description of Business and Basis of Presentation

      Kinetics Holdings Corporation, renamed Celerity Group, Inc. in June 2002 (the “Company” or “Celerity”), was incorporated in Delaware in October 1999, and is the parent company of Kinetics Group, Inc. (“KGI” or “Predecessor Parent”). KGI is the parent company of Kinetics Fluid Systems, Inc. and the Kinetic Systems group of companies which includes Kinetic Systems, Inc. and Kinetics Biopharm, Inc. (collectively, “Kinetic Systems”).

      Kinetics Fluid Systems, Inc. (“KFS”) is a leader in the design and production of high performance gas and chemical delivery process modules that are integral to manufacturing semiconductors. Its proprietary flow control technology enables KFS to deliver highly flexible and configurable solutions to its customers, which principally consist of manufacturers of semiconductor capital equipment that is used by integrated circuit manufacturers.

      Kinetic Systems delivers turnkey, high-purity process systems and operating services to the electronics, pharmaceuticals and biotechnology industries.

      Celerity anticipates filing a Registration Statement (Form S-1) with the United States Securities and Exchange Commission for its initial public offering of shares of its common stock (the “Offering”). Under the terms of the Offering, all of the outstanding shares of convertible preferred stock of the Company (including shares issued subsequent to December 31, 2001 as described in Note 23) will automatically convert into shares of the Company’s common stock.

      On                     , 2002, Celerity and Kinetic Systems executed a Separation Agreement, providing that in conjunction with the closing of the Offering, Celerity will effect a business separation in the form of a spin-off of the assets and liabilities of Kinetic Systems (the “Business Separation”) (See Note 21). Subsequent to its initial public offering (“Offering”), Celerity’s business will be comprised solely of KFS. Concurrent with the Business Separation, KGI will be merged into Celerity and will cease to exist as a separate legal entity.

Basis of Financial Statement Presentation

      The accompanying financial statements present, on a consolidated basis, the financial position and results of operations of Celerity. They do not include the financial position or results of operations of Kinetic Systems.

      During the period ended on April 28, 1999, KGI was a wholly owned subsidiary of United States Filter Corporation (“USFilter”). On April 29, 1999, Vivendi, S.A. (“Vivendi”), a French water and tele-communications conglomerate, acquired USFilter. The acquisition of USFilter by Vivendi was accounted for under the purchase method of accounting.

      The Company performed an analysis of the acquisition date fair value of the assets acquired by Vivendi and determined that it approximated the then carrying value of those assets.

      On August 30, 2000, Celerity acquired all of USFilter’s ownership interests in KGI (the “2000 Buy- Out”). This business combination was accounted for under the purchase method of accounting. The purchase accounting adjustments related to the 2000 Buy-Out have been reflected in the accompanying consolidated financial statements subsequent to August 30, 2000 (See Note 3.).

      The accompanying consolidated financial statements include the assets, liabilities, operating results and cash flows of the businesses constituting Celerity and have been prepared using KGI’s basis in the assets and liabilities and the historical results of operations of the Company for periods prior to August 30, 2000 and for periods subsequent to August 30, 2000, the consolidated financial statements have been prepared using Celerity’s basis in the assets and liabilities acquired on August 30, 2000 as a result of the 2000 Buy-Out. Management believes that the assumptions underlying the consolidated financial statements are reasonable.

CELERITY GROUP, INC.
(formerly Kinetics Holdings Corporation)

Notes to Consolidated Financial Statements—(Continued)

However, the consolidated financial information included herein may not necessarily reflect the consolidated financial position, operating results, changes in stockholders’ net investment, stockholders’ equity, and cash flows of Celerity in the future or what they would have been had the Company been a separate, stand-alone entity during the periods presented.

      Concurrent with the completion of the Offering and the Business Separation, substantially all the debt of Celerity will be repaid with the net proceeds from the Offering and from the Kinetic Systems repayment of a Separation Note (the “Separation Note”). Kinetic Systems will borrow $150.0 million under a newly created senior credit facility and use those borrowings to repay the Separation Note. Celerity will have no obligations or guarantees and Celerity’s assets will not collateralize this newly incurred borrowing of Kinetic Systems (See Note 21).

      As more fully described in Note 17, all corporate expenses of KGI and Celerity have been allocated to the operating companies of KFS and Kinetic Systems on a basis that the management of Celerity considers to be a reasonable assessment of the utilization of services provided or the benefit received. Following the Business Separation, Celerity will perform these functions using its own resources or, for a limited time, through purchased services, including services obtained from Kinetic Systems, which will be transferred to them in conjunction with the Business Separation, pursuant to a Management Services Agreement (See Note 21).

2.  Summary of Significant Accounting Policies

Principles of Consolidation

      The consolidated financial statements include the financial position and results of operations of the Company and its subsidiaries. All material intercompany balances and transactions have been eliminated in the consolidated financial statements.

Fiscal Year

      The Company has a 52 or 53-week year, which ends on the Friday nearest to the last day of December. For purposes of financial statement presentation, each year is described as having ended December 31. The two periods presented in 1999 collectively amounted to 53 weeks.

Use of Estimates

      The preparation of the consolidated financial statements and the related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. For the Company, these estimates include returns and allowances, valuation reserves for inventories, accrual for warranty costs, impairment charges related to long-lived assets, useful lives assigned for depreciation and amortization, income taxes, contingencies and the allocations of corporate expenses among others. Actual results will differ from those estimates, and such differences could be material to the consolidated financial position and results of operations.

Cash and Cash Equivalents

      All highly liquid investments with a maturity date of three months or less at the date of purchase are considered to be cash equivalents. Cash and cash equivalents consist of cash deposited in checking and money market accounts, and other highly liquid instruments with credit worthy financial institutions.

CELERITY GROUP, INC.
(formerly Kinetics Holdings Corporation)

Notes to Consolidated Financial Statements—(Continued)

Concentrations of Risk

      The Company operates in a dynamic industry and believes that adverse changes in any of the following conditions could have a negative impact on the Company’s future consolidated financial position and consolidated results of operations and cash flows:

•	changes in customer demand for the Company’s products, which are influenced by economic conditions in the semiconductor industry and market acceptance of the Company’s products and those of the Company’s customers;

•	the timing and size of orders placed by the Company’s customer;

•	customer cancellations of previously placed orders and shipment delays;

•	the Company’s product sales mix;

•	pricing pressure from the Company’s competitors and customers;

•	the timing and success of new product introductions and new technologies by the Company’s competitors;

•	changes in the availability and cost of raw materials, components and subassemblies;

•	the timing and amount of expenses related to obsolescence and disposal of excess inventory;

•	changes in the amount of the Company’s investments in research and development; and

•	the Company’s completion of additional acquisitions and the incurrence of related integration costs.

     Credit Risk and Customer Concentration

      Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash equivalents represented by money market funds that are not FDIC insured and trade accounts receivable.

      The Company performs ongoing credit evaluations of its customers and does not require collateral from its customers. The Company provides an allowance for losses on receivables based on a review of the current status of existing receivables and historical collection experience. Receivables are charged to the allowance when accounts are deemed uncollectible. Actual collection losses may differ from management’s estimates, and such differences could be material to the consolidated financial position and results of operations and cash flows. To date such losses have been minimal.

      Applied Materials accounted for more than 10% of revenues during the following periods as follows:

	Period from	Period from	Period from	Period from
	January 1,	April 29,	January 1,	August 31,
	1999	1999	2000	2000
	Through	Through	Through	Through	Year Ended
	April 28,	December 31,	August 30,	December 31,	December 31,
	1999	1999	2000	2000	2001

Percent of revenue	66%	66%	83%	69%	64%

      No other customer accounted for more than 10% of revenue in any period presented.

      As of December 31, 2001, three customers represented 48%, 19% and 19% of accounts receivable, respectively. As of December 31, 2000, two customers represented 54% and 13% of accounts receivable, respectively.

CELERITY GROUP, INC.
(formerly Kinetics Holdings Corporation)

Notes to Consolidated Financial Statements—(Continued)

Inventories

      Inventories consist of raw materials, work-in-process, and finished goods related to products manufactured. Inventories are stated at the lower of cost (first-in, first-out basis) or market value, after appropriate consideration has been given to obsolescence and inventory in excess of anticipated future demand.

Property and Equipment and Capitalized Software

      Property and equipment is stated at cost. Expenditures for maintenance and repairs are charged to expense, while the cost of improvements, which extend the life of the underlying asset, are capitalized. For financial reporting purposes, machinery and equipment, computer equipment, leasehold improvements, and furniture and fixtures are depreciated over their estimated useful lives, which range from three to seven years, using the straight-line method.

      As required by the American Institute of Certified Public Accountants Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” the Company capitalizes certain computer software costs. Capitalized computer software costs are amortized over three to five years using the straight-line method.

Accounting for the Impairment of Long-Lived Assets

      For the periods prior to January 1, 2002, the Company accounted for the impairment of long-lived assets in accordance with Financial Accounting Standards Board (“FASB”) Statement No. 121 “Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of” (“SFAS 121”). The Company records write-downs on long-lived assets used in operations when events and circumstances indicated that the assets might be impaired and the net undiscounted future cash flows estimated to be generated by those assets were less than their carrying amounts. Effective January 1, 2002, the Company adopted FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). See Recent Accounting Pronouncements below for further discussion.

Goodwill and Other Intangible Assets

      Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases. Subsequent to the 2000 Buy-Out, goodwill was amortized on a straight-line basis over 15 years unless otherwise noted. (See Note 3.)

      Other intangible assets resulting from the acquisition of entities accounted for using the purchase method of accounting are estimated by management based on the fair value of the assets received. Intangible assets are amortized on a straight-line basis over the periods benefited, which range between 3 and 10 years.

      Effective January 1, 2002, the Company has adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) and ceased amortization of goodwill and other indefinite lived intangibles. See Recent Accounting Pronouncements below and Note 7 for further discussion.

Equity Investments

      The Company accounts for investments in 50 percent or less owned companies over which it has the ability to exercise significant influence using the equity method of accounting. Under the equity method of accounting, the Company’s investment is increased by contributions and its share of income from the investment; the Company’s investment is decreased by any distributions the Company receives and its share of

CELERITY GROUP, INC.
(formerly Kinetics Holdings Corporation)

Notes to Consolidated Financial Statements—(Continued)

any losses from the investment. The Company periodically reviews these investments for other-than-temporary declines in market value and writes these investments to their fair value when an other-than-temporary decline has occurred. Income (loss) from equity investments is included in other income (loss) in the accompanying consolidated statement of operations.

Deferred Financing Costs

      The Company capitalizes costs incurred in connection with obtaining debt financing. The costs are amortized over the term of the related debt using the effective interest method.

Derivative Instruments

      The Company accounts for derivative instruments in accordance with FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). Under SFAS 133, derivatives are required to be recognized on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. The Company formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives used are highly effective in offsetting changes in the fair values or cash flows of the hedged items. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as either a fair value hedge or a cash flow hedge. For fair value hedges, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings during the period of the change in fair values. For cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings, with the ineffective portion, if any, being recognized in current earnings during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss would be recognized in current earnings during the period of change.

Revenues

      The Company generates revenue from the sale of high performance gas and chemical process delivery modules that are integral to the manufacturing of semiconductors. Revenue is generally recognized when the product is shipped and title has passed to the customer, provided no further performance obligations exist, the fee is fixed or determinable, and collectibility is reasonably assured and, in certain cases, upon customer acceptance. Service revenue is recognized at the time the service is provided.

Shipping and Handling Costs

      Shipping and handling costs are expensed as incurred and are included in cost of goods sold in the accompanying consolidated statements of operations.

Warranty Reserves

      The Company generally provides customers with a limited one- to three-year warranty on products sold. The liability for future warranty claims reflects the estimated future cost of warranty repairs on products previously sold and is included in accrued expenses. The Company recognizes the estimated cost of warranty obligations at the time the related products are sold and periodically evaluates and adjusts the warranty reserve to the extent actual warranty expense varies from the original estimates.

CELERITY GROUP, INC.
(formerly Kinetics Holdings Corporation)

Notes to Consolidated Financial Statements—(Continued)

Advertising Costs

      The Company expenses all advertising costs as they are incurred. The amount charged to expense during the periods presented was not material.

Research and Development Costs

      Research and development costs are charged to expense as incurred.

Other Income (Expense)

      Other income (expense) includes foreign currency transaction gains and losses as well as equity in the net income (losses) from investments in 20-50 percent owned entities accounted for under the equity method. On a periodic basis, the value of equity method and other investments is reviewed to determine if impairment has occurred.

Stock-Based Compensation

      The Company accounts for stock options and equity awards in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and has elected to follow the “disclosure only” alternative prescribed by FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).

Foreign Currency Translation

      The functional currency of foreign subsidiaries is the local currency. Assets and liabilities are primarily translated from such foreign currencies into U.S. dollars at balance sheet date exchange rates, and income and expense accounts are translated at average monthly exchange rates that closely approximate actual rates. Net gains or losses resulting from the translations are excluded from the consolidated results of operations and are reflected as a separate component of consolidated other comprehensive income (loss).

Net Income (Loss) Per Share

      Net income (loss) per share has been computed by dividing the net income (loss) by the weighted average shares outstanding. The Company did not calculate net income (loss) per share prior to August 31, 2000 as the capital structure of the Company is not comparable to the capital structure subsequent to the 2000 Buy-Out.

      If the Company had net income for periods beginning after August 30, 2000, the net income (loss) per share computation would have included the weighted average shares resulting from the exercise of options and warrants to purchase 10.2 million shares and 8.1 million shares of common stock, respectively, and the shares issued upon the assumed conversion of notes payable and preferred stock of 8.3 million shares and 19.7 million shares, respectively.

Income Tax Accounting

      Historically, the results of operations of Kinetic Systems have been included in the Company’s consolidated income tax returns. The provision (benefit) for income taxes in the Company’s consolidated statements of operations has been calculated on a separate tax return basis. However, the Company managed its tax position for the benefit of its entire portfolio of businesses and its tax strategies are not necessarily reflective of the tax strategies that the Company would have followed or will follow as a separate stand-alone company.

CELERITY GROUP, INC.
(formerly Kinetics Holdings Corporation)

Notes to Consolidated Financial Statements—(Continued)

      The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. The Company provides a valuation allowance against net deferred tax assets if, based on the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Segment Information

      The Company has adopted the provisions of FASB Statement No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). SFAS 131 establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company does not have any separately reportable business segments.

      The Company is organized in a single operating segment for purposes of making operating decisions and assessing performance. The chief operating decision maker evaluates performance, makes operating decisions and allocates resources based on financial data consistent with the presentation in the accompanying financial statements. (See Note 18.)

Recently Issued Accounting Pronouncements

      In July 2001, the FASB issued Statement No. 141, “Business Combinations” (“SFAS 141”). SFAS 141 requires the purchase method of accounting for all business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The adoption of SFAS 141 did not have a material impact on the consolidated financial position or the consolidated results of operations.

      In July 2001, the FASB issued Statement No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), which requires the discontinuation of goodwill amortization. SFAS 142 is required to be applied starting with fiscal years beginning after December 15, 2001. The Company adopted SFAS 142 effective January 1, 2002. The effects of adopting SFAS 142 are more fully discussed in Note 7.

      In August 2001, the FASB issued SFAS 144, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 supersedes SFAS 121 and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations— Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” (“APB 30”), for the disposal of a segment of a business. SFAS 144 also amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The adoption of SFAS 144 did not have a material impact on the consolidated financial position or the consolidated results of operations.

      In April 2002, the FASB issued Statement No. 145, “Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”), which will require gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under Statement 4. Accordingly, gains or losses from extinguishments of debt for fiscal years beginning after May 15, 2002 shall not be reported as extraordinary items unless the extinguishment qualifies as an extraordinary item under the provisions of APB 30. The Company does not expect the adoption of SFAS 145 to have a material impact on its consolidated financial position or consolidated results of operations.

CELERITY GROUP, INC.
(formerly Kinetics Holdings Corporation)

Notes to Consolidated Financial Statements—(Continued)

3.  Business Combinations

2000 Buy-Out

      As described in Note 1, on August 30, 2000, Celerity completed its acquisition of Kinetics Group, Inc. and subsidiaries. The acquisition was accounted for under the purchase method of accounting and $119.6 million of the aggregate purchase price was allocated to the Company’s assets and liabilities acquired based on their fair values as follows (in thousands):

Amount

Tangible net assets	$7,374
In-process research and development	9,348
Goodwill	50,763
Workforce	33,165
Customer base	7,794
Trademarks, other technology	11,180

Total	$119,624

      The assets acquired and liabilities assumed were recorded at estimated fair values as determined by the Company’s management. In determining the total consideration as well as the allocation of the purchase price, including the amount of in-process research and development, the Company considered as part of their analysis an appraisal, prepared by an independent appraisal firm that used established valuation techniques appropriate for the high technology industry. A non-recurring charge of $9.3 million for purchased in-process research and development arising from the acquisition has been reflected in the accompanying consolidated statement of operations in the period from August 31, 2000 to December 31, 2000 as a non-recurring charge.

      The amount of acquired in-process research and development expense was determined by identifying research projects for which technological feasibility had not been established and for which no alternative future uses existed. The value of the projects identified to be in process was determined by estimating the future cash flows from the projects once commercially feasible, discounting the net cash flows back to their present value at a rate commensurate with the level of risk and maturity of the projects, and then applying a percentage of completion to the calculated value.

Acquisition of Unit Instruments, Inc.

      On January 22, 1999, Celerity acquired Unit Instruments, Inc. (“Unit”). A designer and manufacturer, of mass flow controllers and other related semiconductor fabrication equipment. The acquisition included the purchase of all the outstanding shares of common stock of Unit in exchange for 1.7 million shares of USFilter common stock with an estimated value of $32.0 million. Transaction costs related to the purchase were $2.0 million, resulting in an aggregate purchase price of $34.0 million. Prior to the 2000 Buy-Out, $1.9 million had been allocated to assets acquired and liabilities assumed based on the estimated fair market value at the date of acquisition, while the balance of $32.1 million was recorded as goodwill, which was being amortized over 15 years.

Acquisition of e-Flow, Inc.

      On July 2, 1999, Celerity completed its acquisition of e-Flow, Inc., a provider of gas delivery systems to semiconductor original equipment manufacturers. The acquisition included the purchase of all the outstanding common stock of e-Flow in exchange for $12.0 million in cash. Transaction costs related to the purchase were $0.3 million, resulting in an aggregate purchase price of $12.3 million. Prior to the 2000 Buy-Out, $1.3 million had been allocated to assets acquired and liabilities assumed based on the estimated fair market value at the

CELERITY GROUP, INC.
(formerly Kinetics Holdings Corporation)

Notes to Consolidated Financial Statements—(Continued)

date of acquisition, while the balance of $11.0 million was recorded as goodwill, which was being amortized over 15 years.

Acquisition of Marchi Associates, Inc.

      On February 28, 2001, the Company completed its acquisition of Marchi Associates, Inc., a designer and manufacturer of specialty temperature sensors and heaters primarily for semiconductor original equipment manufacturers. The acquisition included the purchase of all the outstanding shares of common stock of Marchi in exchange for a cash payment of $27.3 million, which includes transaction costs of approximately $0.3 million. The Company allocated $24.6 million to goodwill, which was being amortized over a period of fifteen years prior to adoption of SFAS 142. The former majority stockholder of Marchi is also a stockholder, officer, and director of the Company.

      In addition to the purchase consideration paid, the Company will pay an additional $3.0 million to the former minority stockholder of Marchi if Marchi achieves a cumulative earnings target (as defined by the acquisition agreement) of $32.0 million for the three years ending September 30, 2003. In the event Marchi achieves a cumulative earnings target of $36.0 million over this period, the earnout payable to the former minority stockholder will increase to $4.0 million. Any amounts paid to the former minority stockholder as a result of the achievement of the targets will be recorded as compensation expense in the period incurred. On December 31, 2001, Marchi was merged into Unit, a wholly owned subsidiary of the Company.

      Marchi’s results subsequent to the acquisition date are included in the Company’s consolidated results of operations.

  Unaudited pro forma financial information

      The following unaudited pro forma financial information combines the historical statements of operations for the years ended December 31, 2000 and 2001, and gives effect to the acquisition of Marchi, including the amortization of goodwill and intangible assets, as if the business combination had occurred at the beginning of each period presented:

      The unaudited pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred if the transactions had been consummated at the dates indicated, nor is it necessarily indicative of future operating results of the combined companies and should not be construed as representative of these amounts for any future periods. (In thousands, except per share amounts, unaudited)

	For The
	Combined
	Year of	Year Ended
	December 31,	December 31,
	2000	2001

Revenue	$502,537	$197,113
Net income (loss)	$24,812	$(64,364)
Net income (loss) per share-basic	$.27	$(.69)

4.  Financial Instruments

Derivative Instruments and Hedging Activities

      Celerity is exposed to interest rate risk primarily through its borrowing activities, as the majority of its long-term borrowings are variable rate instruments. In order to minimize such risks, Celerity entered into two

CELERITY GROUP, INC.
(formerly Kinetics Holdings Corporation)

Notes to Consolidated Financial Statements—(Continued)

interest rate swap contracts, with maturities in February 2002 and May 2003, under which Celerity agrees to pay an amount equal to a specified fixed rate of interest times a notional principal amount and to receive in return an amount equal to a specified variable rate of interest times the same notional principal amount. The notional amounts of the contract are not exchanged, and no other cash payments are made. Celerity minimizes its exposure to credit-related losses by limiting its counterparties to major financial institutions. In addition, the potential risk of loss with any one party resulting from this type of credit risk is monitored.

      Celerity designated these interest rate swap contracts as cash flow hedges. The fair value of the cash flow hedge is generally deferred to consolidated other comprehensive income (loss) and is reclassified into the consolidated results of operations should the swap agreements be terminated or renegotiated prior to the maturity date thereof and deemed ineffective. However, to the extent that any of these contracts are not considered effective in offsetting the change in the value of the interest payments being hedged, any changes in fair value relating to the ineffective portion of these contracts are immediately recognized in income (loss). At December 31, 2000 and 2001, these interest rate swap contracts were considered effective. At December 31, 2000, derivative liabilities of $1.0 million were classified as other liabilities in the accompanying consolidated balance sheet. At December 31, 2001, the Company had derivative liabilities of $0.4 million and $3.9 million, classified as other current liabilities and other liabilities, respectively, in the accompanying consolidated balance sheet. As of December 31, 2001, a total of $4.2 million of deferred net losses on derivative instruments was accumulated in other comprehensive loss. All of this amount, subject to adjustment based on future interest rate changes, is expected to be reclassified to the consolidated results of operations during the next twelve months because the interest rate swap contracts are expected to be terminated in connection with the Separation. The related tax effect was determined to be zero.

Fair Value of Financial Instruments

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     Cash and Cash Equivalents

      The carrying amount approximates fair value because of the short maturity of those instruments.

     Other Current Assets and Current Liabilities

      The carrying amounts approximate fair value because of the short-term nature of these amounts.

     Derivative Instruments

      The Company has only one type of derivative instrument, interest rate swap agreements that are used for hedging purposes. The fair value of interest rate swap contracts is estimated by obtaining quotes from a third-party financial institution.

     Long-Term Debt

      For long-term debt with variable interest rates, the carrying values approximate their fair value, as these rates approximate market rates. For long-term debt with fixed interest rates, the fair value was estimated by discounting the contractual principal and interest payments at a current market interest rate. At December 31, 2000, the fixed rate debt had a carrying value of $103.4 million and a fair value of $120.2 million. At December 31, 2001, the fixed rate debt had a carrying value of $105.2 million and an estimated fair value of $151.4 million.

CELERITY GROUP, INC.
(formerly Kinetics Holdings Corporation)

Notes to Consolidated Financial Statements—(Continued)

5.     Inventories

      Inventories consisted of the following (in thousands):

	December 31,

	2000	2001

Raw materials	$55,587	$36,358
Work-in-process	13,550	3,196
Finished goods	736	1,664

	$69,873	$41,218

      During 2001, Celerity recorded a charge of $2.8 million due to an inventory re-valuation to the lower of cost or market value. This charge is included in cost of goods sold in the accompanying consolidated statement of operations.

6.  Property and Equipment

      Property and equipment and capitalized software consist of the following (in thousands):

	December 31,
	2000	2001

Machinery and equipment	$5,090	$8,837
Leasehold improvements	7,451	8,971
Computer software and hardware	5,859	8,319
Furniture and fixtures	1,119	1,574
Construction-in-progress	6,781	2,322

	26,300	30,023
Less: Accumulated depreciation and amortization	2,663	7,797

	$23,637	$22,226

7.  Intangible Assets

      Intangible assets consist of the following (in thousands):

	December 31,
	2000	2001

Workforce in place	$33,165	$33,165
Customer base	7,794	7,794
Trademarks	4,269	4,269
Other technology	6,901	6,901

	52,129	52,129
Less: Accumulated amortization	3,640	14,559

	$48,489	$37,570

CELERITY GROUP, INC.
(formerly Kinetics Holdings Corporation)

Notes to Consolidated Financial Statements—(Continued)

      The Company adopted SFAS 142 on January 1, 2002. Pro forma operating results assuming retroactive application of SFAS 142 are as follows (in thousands, except for earnings-per-share amounts):

	Period from	Period from	Period from	Period from
	January 1,	April 29,	January 1,	August 31,
	1999	1999	2000	2000
	Through	Through	Through	Through	Year Ended
	April 28,	December 31,	August 30,	December 31,	December 31,
	1999	1999	2000	2000	2001

Net income (loss) as reported	$(5,060)	$(18,337)	$15,146	$(1,368)	$(65,048)
Amortization of indefinite lived intangible assets	1,724	5,186	6,890	5,002	12,972

Adjusted net income (loss)	$(3,336)	$(13,151)	$22,036	$3,634	$(52,076)

Adjusted net income (loss) per share				$0.04	$(0.56)

      Upon the initial adoption of SFAS 142, workforce and customer base were reclassified to goodwill under SFAS 142. Thus, the Company ceased amortizing the workforce and customer base on January 1, 2002.

8.  Investment

      During 2001, the Company entered into a joint venture agreement with Air Water, Inc. and Daido Air Products, Inc. and contributed approximately $1.2 million in exchange for a 49% non-controlling interest of Kinetics Japan KK (“KJKK”), a joint venture corporation headquartered in Osaka, Japan. KJKK manufactures, sells, installs, and services gas delivery modules in Japan. The Company considers its investment to be of a strategic nature and has accounted for its investment in KJKK under the equity method. In addition, the Company has guaranteed up to $1.0 million of KJKK’s debt. The Company has incurred $1.6 million of losses on its investment in KJKK, which are included in Other (income) expense on the accompanying consolidated statement of operations. As a result of such losses, the Company’s investment of $1.2 million has been brought to zero and because of the debt guarantee discussed above, a $0.4 million liability has been recorded and has been included with other current liabilities on the accompanying consolidated balance sheet.

9.  Accrued Expenses

      Accrued expenses consist of the following (in thousands):

	December 31,

	2000	2001

Payroll, compensation, and related benefits	$5,982	$2,019
Warranty	923	1,274
Interest	6,478	11,072
Other	2,771	2,330

	$16,154	$16,695

CELERITY GROUP, INC.
(formerly Kinetics Holdings Corporation)

Notes to Consolidated Financial Statements—(Continued)

10.  Leases

      The Company leases certain of its facilities and equipment from related parties and third-party lessors under noncancelable operating leases. Future minimum payments under noncancelable operating leases with terms greater than one year as of December 31, 2001 are as follows (in thousands):

	Related	Third
	Parties	Parties	Total

December 31,:
2002	$360	$3,944	$4,304
2003	360	3,801	4,161
2004	360	3,673	4,033
2005	180	3,099	3,279
2006	—	1,914	1,914
Thereafter	—	938	938

Total minimum lease payments	$1,260	$17,369	$18,629

      Total rent expense for the periods January 1, 1999 through April 28, 1999, April 29, 1999 through December 31, 1999, January 1, 2000 through August 30, 2000, August 31, 2000 through December 31, 2000 and year ended December 31, 2001 were approximately $0.9 million, $1.7 million, $2.5 million, $3.2 million, and $4.3 million, respectively. Certain leases provide for the payment of certain facility operating expenses and for escalation of annual rental amounts based upon defined indices.

11.     Long-Term Debt

      Long-term debt consists of the following (in thousands):

	December 31

	2000	2001

Term Loan	$150,000	$125,000
Revolver	20,000	45,300
$70,000 12.5% Senior Notes, net of discount	60,779	61,827
$50,000 11.75% Junior Notes, net of discount	42,642	43,413
Other	10,973	12,266

	284,394	287,806
Less: Current maturities	10,973	287,806

	$273,421	$—

      Total contractual long-term debt maturities, excluding discount in 2002, 2003, 2004, 2005 and 2006 are $25.6 million, $30.0 million, $30.0 million, $52.5 million, and $165.3 million, respectively. The Company expects that substantially all the long-term debt noted above will be extinguished with proceeds from the Offering and from Kinetic Systems’ repayment of the $150.0 million Separation Note as more fully discussed in Notes 1 and 21. Consequently, the Company has classified all of its long term debt as current at December 31, 2001.

      On August 30, 2000, the Company secured a $150.0 million Term Loan (“Term Loan”) from a syndicate of banks. Interest on the Term Loan is payable quarterly and bears interest at a rate similar to the London Interbank Offered Rate (“LIBOR”) plus 4.0%. Principal payments commence on March 31, 2002 and end on December 31, 2005, the maturity date. The assets of the Company secure the Term Loan. At

CELERITY GROUP, INC.
(formerly Kinetics Holdings Corporation)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2000 and 2001, the effective interest rate was 10.6% and 6.1%, respectively. On December 14, 2001 the Company repaid $25.0 million with a portion of the proceeds raised from the issuance of Series A Preferred stock (see Note 12). The loss incurred on the extinguishment was immaterial.

      The Company secured a $110.0 million revolving line of credit facility (“Revolver”) from a syndicate of banks on August 30, 2000. The Revolver bears interest at a rate similar to LIBOR plus 3.5%. Generally, interest is payable quarterly, and the unused portion of the Revolver is subject to a one-half of one-percent commitment fee. The Revolver is secured by the assets of the Company and expires on February 28, 2006. The borrowing capacity of the Revolver is $95.0 million, $85.0 million, and $75.0 million as of December 14, 2001, June 30, 2003, and December 31, 2003, respectively.

      The Company issued $70.0 million in senior subordinated promissory notes (“Senior Notes”) on August 30, 2000. The Senior Notes bear interest at a coupon rate of 12.5% per annum, with interest payable quarterly. The Senior Notes mature on August 25, 2006 and have an effective interest rate of 17.6%. The Senior Notes are subordinated to the Term Loan, Revolver, and USFilter Note.

      In connection with the issuance of the Senior Notes, the Company issued exercisable detachable warrants to the lenders permitting the purchase of 3.3 million shares of Common Stock of the Company at an exercise price of $0.01 per share. The warrants expire on August 30, 2010. An independent valuation firm, using the Black-Scholes pricing model, estimated the fair value of these detachable warrants at $9.6 million. This fair value was determined by using a volatility factor of 50.0%, a risk-free rate of 6.0% per year and a fair value of common stock of $3.54 per share. The value of the detachable warrants has been recorded as a debt discount in the accompanying consolidated balance sheets. The discount is being amortized as interest expense over the term of the Senior Notes using the effective interest method. As of December 31, 2000 and 2001, certain Senior Note lenders also have an equity interest in the Company.

      In connection with the purchase of KGI, the Company issued two Junior Subordinated Notes ($25.0 million “First Junior Note” and $25.0 million “Second Junior Note”; collectively, the “Junior Notes”) to USFilter. The Junior Notes have a face value of $50.0 million, a term to maturity of six years, a coupon rate of 11.75% per annum, and an effective interest rate of 15.6%. The Second Junior Note is convertible into equity upon a liquidation event or certain events occurring after August 30, 2002. Additionally, pursuant to the issuance of the Junior Notes, the Company entered into a Warrant Agreement with USFilter (Warrant Agreement), whereby the Junior Notes were each issued with detachable warrants, including a put feature, entitling USFilter to purchase 2.0 million shares of Common Stock, at an exercise price of $3.00 per share. The detachable warrants expire on August 30, 2010. The Junior Notes are subordinated to the Term Loan, Revolver, Senior Notes and USFilter Note (as defined below).

      The Warrant Agreement also provides for certain adjustments to the number of detachable warrants outstanding. Such adjustments include a pro rata reduction in the number of detachable warrants outstanding based on any repayments of the Junior Notes made before August 30, 2002 and automatic adjustments to increase the number of detachable warrants exercisable the longer the notes remain unpaid over a period of four years.

      As of December 31, 2000 and 2001, an independent valuation firm, using the Black-Scholes pricing model, estimated the fair value of the detachable warrants and put feature of the Junior Notes to be $7.6 million and $11.3 million, respectively. The fair value was determined by using a volatility factor of 50.0%, risk free rates of 5.1% and 5.2% for 2000 and 2001, respectively, and assumptions as to the probability of early repayment by August 30, 2002. The value of the detachable warrants and put feature was recorded at issuance as a debt discount, with a corresponding liability recorded with other liabilities in the accompanying consolidated balance sheet. The discount is being amortized over the term of the Junior Notes resulting in an effective interest rate of 15.6%.

CELERITY GROUP, INC.
(formerly Kinetics Holdings Corporation)

Notes to Consolidated Financial Statements—(Continued)

      In accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” the change in the value of the detachable warrants of $2.2 million associated with the Junior Notes has been recorded as interest expense in the December 31, 2001 consolidated statement of operations with a corresponding liability recorded with other liabilities in the accompanying December 31, 2001 consolidated balance sheet.

      USFilter may have the option to convert the Second Junior Note into 8.3 million shares of Common Stock at an exercise price of $3.00 per share, based on certain specified events, as defined in the note agreement. The value of this conversion feature has been determined in accordance with EITF 00-27, “Application of EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios.” In accordance with EITF 00-27, the Company would record the value of this conversion feature if and when the Second Junior Note becomes convertible. At such time, the Company would record $3.9 million as debt discount, amortized over the remaining life of the note.

      In connection with the acquisition of KGI, the Company assumed a $13.1 million, noninterest bearing promissory note due to USFilter (“USFilter Note”). The unsecured note has been recorded in the accompanying consolidated balance sheets, net of a discount calculated based on an imputed interest rate of 12.3%. The note is due on December 11, 2002.

12.     Stockholders’ Equity

Series A Convertible Preferred Stock

      The Company has authorized 50.0 million shares of Preferred Stock of which 25.7 million shares are designated Series A and the remaining 24.3 million shares are undesignated. On December 14, 2001, the Company issued 19.7 million shares of Series A Convertible Preferred Stock (“Series A Preferred”) in a private placement offering resulting in gross proceeds of $61.2 million. The Series A Preferred is convertible at any time after the issuance date, at the option of the holder, into a number of shares of common stock equal to the stated value divided by the conversion price. Additionally, the Series A Preferred shall be automatically converted into common stock upon the closing of an initial public offering where the gross proceeds are at least $75.0 million.

      The holders of Series A Preferred are entitled to the number of votes equal to the number of common shares into which the Series A Preferred shares are converted. The holders of Series A Preferred are entitled to vote as a separate class to elect one member of the ten member board of directors and with the holders of common stock, together as a single class, elect the members of the Board of Directors. The Company must also obtain the approval of holders of at least two-thirds of the shares of Series A Preferred stock related to certain protective provisions. In the event of liquidation, dissolution or winding up of the Company, funds available for distribution to stockholders shall be paid to the holders of Series A Preferred in an amount per share equal to $3.16 (adjusted for any stock dividend, split or combination, recapitalization, consolidation with respect to such shares) prior to any distribution to holders of common stock. The holders of Series A Preferred are entitled to receive, when and if declared by the Board of Directors, cumulative dividends of $0.395 per share (as adjusted for any stock dividend, split, or combination related to these shares).

Stockholder Note Receivable

      In June 2001, in connection with the purchase of the 1.3 million shares of common stock, a key employee executed a promissory note in the principal amount of $4.0 million. The note bears interest at a rate of 5.0% per annum, compounded semiannually, and is due and payable seven years from the date of issuance. The note is secured by 4.0 million shares of the Company’s stock, of which 2.7 million shares were previously purchased by the employee.

CELERITY GROUP, INC.
(formerly Kinetics Holdings Corporation)

Notes to Consolidated Financial Statements—(Continued)

13.     Stock Option Plans

      Effective October 24, 2000, the Company implemented the Kinetics Holdings Corporation 2000 Stock Option Plan (the “Stock Plan”). The Stock Plan authorizes the Board of Directors to grant both incentive stock options and nonqualified stock options to employees, officers, directors, and consultants of the Company and its affiliates. As of December 31, 2001, there were 12.0 million shares of common stock reserved for issuance, of which 1.8 million shares were available for grant. Under the Stock Plan, incentive stock options must be granted at fair market value at the date of grant as determined by the Board of Directors or a committee thereof. Options generally vest over a four-year period beginning on the date of the grant, 25% vesting after the first year and 1/36th per month thereafter. Options granted under the Stock Plan have a maximum term of ten years, unless otherwise determined by the Board of Directors.

      Common stock reserved for future issuance as of December 31, 2001 was as follows:

Shares

Outstanding options	10,245,019
Options available for grant	1,769,139
Convertible notes payable	8,333,333
Preferred stock	19,706,698
Restricted shares granted	4,229,520
Restricted shares available for grant	116,879
Outstanding warrants	10,474,985

Total	54,875,573

      A summary of activity under the Stock Plan is as follows:

				Weighted
				Average
	Shares	Shares	Exercise	Exercise
	Available	Outstanding	Price	Price

Options authorized	12,014,158	—	$—	$—
Options granted	(10,577,320)	10,577,320	3.00	3.00
Options cancelled	119,400	(119,400)	3.00	3.00

Balance at December 31, 2000	1,556,238	10,457,920	3.00	3.00
Options granted	(828,900)	828,900	3.00	3.00
Options cancelled	1,041,801	(1,041,801)	3.00	3.00

Balance at December 31, 2001	1,769,139	10,245,019	3.00	3.00

      As of December 31, 2001, options to purchase 3.0 million shares of common stock outstanding were exercisable. The weighted-average fair value of options granted during 2001 and 2000 was $1.46 per share and $1.49 per share, respectively. The weighted-average remaining contractual life of options outstanding under the Stock Plan at December 31, 2001 was 8.81 years. As of December 31, 2001, Kinetic Systems employees held options to purchase 5.1 million shares of Celerity common stock, of which, options to purchase 1.6 million shares were exercisable.

Deferred Plan

      On October 24, 2000, the Company adopted the Kinetics Holdings Corporation 2000 Deferred Stock Plan (the “Deferred Plan”). The Deferred Plan authorizes the Board of Directors to grant restricted stock

CELERITY GROUP, INC.
(formerly Kinetics Holdings Corporation)

Notes to Consolidated Financial Statements—(Continued)

awards to executive employees, including officers and directors, of the Company and its affiliates. At December 31, 2001, there were 4.3 million shares of common stock reserved for issuance. There were 0.1 million shares of common stock available for grant as of December 31, 2001 under the Deferred Plan. As stipulated in the Deferred Plan agreement, the purchase price of the restricted shares is determined by the Board of Directors or a committee thereof, provided that any such award must have a purchase price at least equal to the par value per share of the stock. Deferred Plan stock grants during 2001 were issued with an exercise price equal to each share’s stated par value, or $0.01 per share. Exercise of restricted shares under the Deferred Plan is contingent upon certain specified events occurring as defined by the Plan. In accordance with APB 25, the Company periodically revalues the awards based on changes in their intrinsic value and would record the intrinsic value of the restricted shares if and when these events occurred. As of December 31, 2001, the intrinsic value the Company would record as stock compensation expense, upon the occurrence of such events, was $14.9 million.

      A summary of activity under the Deferred Plan is as follows:

	Shares	Shares
	Available	Granted

Restricted shares authorized	4,346,399	—
Restricted shares granted	(3,725,000)	3,725,000

Balance at December 31, 2000	621,399	3,725,000
Restricted shares granted	(679,520)	679,520
Restricted shares forfeited	175,000	(175,000)

Balance at December 31, 2001	116,879	4,229,520

      As of December 31, 2001, no restricted shares outstanding were vested. The weighted-average fair value of restricted shares granted during 2000 and 2001 was $2.99 per share.

      In connection with the Separation, Kinetic Systems intends to establish its own employee stock plans. All outstanding stock options will be restructured as of the Offering date. Stock options outstanding for employees of Celerity will convert into options of Celerity adjusted for the spin-out of Kinetic Systems. Options held by employees of Kinetic Systems will convert as follows: vested options will remain vested options of Celerity and unvested options will be replaced with options of Kinetic Systems. The conversion of Celerity’s stock options will be done in such a manner that (1) the aggregate intrinsic value of the options immediately before and after the exchange are the same, (2) the ratio of the exercise price per option to the market value of the underlying shares of common stock is not reduced, and (3) the vesting provisions and option period of the replacement options are the same as the original vesting terms and option period of the prior Celerity options.

      As the aggregate intrinsic value of the options will remain the same, the spin-out adjustment to the stock options will increase the number of stock options held by the employees of Kinetics and Celerity to reflect the change in the intrinsic value per share of these entities, post spin-out.

Pro Forma Information

      Substantially all employees of the Company participate in Celerity’s stock option plans. Celerity applies APB 25 and related accounting interpretations for its stock compensation plans. Since all options have been granted with an exercise price equal to the fair value of the underlying common stock, as determined by the Board of Directors, no compensation cost has been recognized related to these fixed stock options plans.

      Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method

CELERITY GROUP, INC.
(formerly Kinetics Holdings Corporation)

Notes to Consolidated Financial Statements—(Continued)

of that Statement and is based upon the fair value of options to purchase shares of Celerity common stock held by employees of the Company.

      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

      The table below sets out the pro forma amount of net loss that would have resulted if the Company accounted for its employee stock plans under the fair value recognition provisions of SFAS 123 for the periods presented (in thousands, except for per share data):

	Period from
	August 31,
	2000 to	Year Ended
	December 31,	December 31,
	2000	2001
Net loss
As reported net loss	$(1,368)	$(65,048)
Pro forma net loss	$(1,680)	$(66,788)
Pro forma net loss per share	$(0.02)	$(0.72)

      For purposes of computing the pro forma net loss, the fair value of each option grant has been estimated on the date of grant using the Black-Scholes pricing model. The assumptions used to value the option grants are stated below:

	Period from
	August 31,
	2000 to	Year Ended
	December 31,	December 31,
	2000	2001

Option life	5 years	5 years
Risk-free interest rate	5.2%	4.4%
Stock price volatility	50.0%	50.0%
Dividend rate	zero	zero

CELERITY GROUP, INC.
(formerly Kinetics Holdings Corporation)

Notes to Consolidated Financial Statements—(Continued)

14.     Comprehensive Income (Loss)

      Total comprehensive income (loss) represents net income (loss) plus the results of certain equity changes not reflected in the consolidated statements of operations.

      The components of accumulated other comprehensive income (loss) are as follows (in thousands):

			Accumulated
	Derivative		Other
	Financial	Foreign	Comprehensive
	Instruments	Currency	Income
	Gains (Losses)	Translation	(Loss)

January 1, 1999	$—	$7	$7
Foreign currency translation adjustment	—	46	46

Total other comprehensive income	—	46	46

April 29, 1999	—	53	53
Reset due to acquisition of Company	—	(53)	(53)
Foreign currency translation adjustment	—	(331)	(331)

Total other comprehensive loss	—	(384)	(384)

December 31, 1999	—	(331)	(331)
Foreign currency translation adjustment	—	238	238

Total other comprehensive income	—	238	238

August 30, 2000	—	(93)	(93)
Reset due to acquisition of Company	—	93	93
Foreign currency translation adjustment	—	(93)	(93)
Change in fair value of derivatives	(955)	—	(955)

Total other comprehensive loss	(955)	0	(955)

December 31, 2000	(955)	(93)	(1,048)
Foreign currency translation adjustment	—	224	224
Change in fair value of derivatives	(3,236)	—	(3,236)

Total other comprehensive loss	(3,236)	224	(3,012)

December 31, 2001	$(4,191)	$131	$(4,060)

15.     Income Taxes

      The Company accounts for income taxes under the liability method in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” Deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

      On August 30, 2000, the Company completed its acquisition of the ownership interest in KGI from USFilter. The Company made an election under Section 338(h)(10) of the Internal Revenue Code, thereby treating the stock purchase as a taxable acquisition of the KGI assets. The tax provisions shown for the periods subsequent to August 30, 2000 reflect the tax adjustments required under this election.

CELERITY GROUP, INC.
(formerly Kinetics Holdings Corporation)

Notes to Consolidated Financial Statements—(Continued)

      The components of the provision (benefit) for income taxes for the periods presented below consist of the following (in thousands):

	Period from	Period from
	January 1,	April 29,
	1999	1999	Period from	Period from
	Through	Through	January 1 to	August 31 to	Year Ended
	April 28,	December 31,	August 30,	December 31,	December 31,
	1999	1999	2000	2000	2001

Income (loss) before income taxes:
United States	$(5,868)	$(20,064)	$22,279	$(1,796)	$(65,405)
Foreign	939	1,878	1,627	1,160	483

	$(4,929)	$(18,186)	$23,906	$(636)	$(64,922)

Current:
Federal	$—	$—	$7,075	$3,570	$(3,570)
Foreign	111	111	260	164	86
State	20	40	1,425	568	40

	131	151	8,760	4,302	(3,444)
Deferred:
Federal	—	—	—	(3,570)	3,570
Foreign	—	—	—	—	—
State	—	—	—	—	—

	—	—	—	(3,570)	3,570

	$131	$151	$8,760	$732	$126

      The provision for income taxes differs from the amount of income tax expense (benefit) determined by applying the applicable U.S. statutory federal income tax rate of 35.0% as follows (in thousands):

	Period from	Period from
	January 1,	April 29,
	1999	1999	Period from	Period from
	Through	Through	January 1 to	August 31 to	Year Ended
	April 28,	December 31,	August 30,	December 31,	December 31,
	1999	1999	2000	2000	2001

Income tax provision (benefit) at the federal statutory rate	$(1,725)	$(6,365)	$8,367	$(223)	$(22,723)
Nondeductible goodwill	806	1,613	2,412	—	755
State income taxes	14	26	924	369	26
Foreign income taxes	111	111	260	164	86
Change in valuation allowance	904	4,724	(3,290)	394	21,861
Other	21	42	87	28	121

	$131	$151	$8,760	$732	$126

CELERITY GROUP, INC.
(formerly Kinetics Holdings Corporation)

Notes to Consolidated Financial Statements—(Continued)

      Significant components of the Company’s net deferred income tax assets are as follows (in thousands):

	December 31,

	2000	2001

Deferred tax assets:
Inventory valuation	$829	$3,003
Fixed and intangible assets	3,936	6,490
Allowance for doubtful accounts	206	611
Accrued expenses	136	1,636
Net operating loss	—	14,012

	5,107	25,752
Valuation allowance	(1,537)	(25,752)

Net deferred tax assets	$3,570	$—

      The valuation allowance increased by $24.2 million during the year ended 2001 and increased by $1.5 million during the period from August 31, 2000 to December 31, 2000. Realization of the net deferred tax asset is dependent on the Company’s ability to generate sufficient future taxable income during the carryforward period. Approximately $0.5 million of the valuation allowance will be credited to goodwill when realized.

      The Company has federal net operating loss carryforwards of $35.1 million that will expire if not utilized by 2021. In addition, the Company has state net operating loss carryforwards of $35.0 million that will begin to expire if not utilized by 2006. Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

      Effective August 31, 2000, the Company filed the consolidated federal tax return that included the ownership interest in KGI and its subsidiaries. A tax sharing agreement (“Tax Agreement”) has been entered into between Celerity and Kinetic Systems that defines how tax liabilities and attributes will be shared or settled amongst the members of the consolidated group. For the period beginning January 1, 1998 through August 30, 2000, Celerity was a member of the consolidated federal tax return of USFilter.

16.     Employee Benefit Plans

      The Company maintains retirement plans that cover a significant number of its eligible worldwide employees. Celerity sponsors a 401(k) Plan to provide retirement benefits for substantially all of its United States full-time employees. This Plan provides for tax-deferred salary deductions for eligible employees. Employees may contribute from 1% to 16% of their annual compensation to this Plan, limited by an annual maximum amount as determined by the Internal Revenue Service. Celerity also makes discretionary matching contributions, which vest ratably over three years. The Company’s contributions under this Plan totaled approximately $0.3 million, $0.5 million, $0.8 million, $0.4 million, and $1.0 million in the periods January 1, 1999 through April 28, 1999, April 29, 1999 through December 31, 1999, January 1, 2000 though August 30, 2000, August 31, 2000 through December 31, 2000 and year ended December 31, 2001. In addition, certain of the Company’s non-United States employees are covered by various defined benefit and defined contribution plans for which the Company’s expenses for these plans were insignificant.

CELERITY GROUP, INC.
(formerly Kinetics Holdings Corporation)

Notes to Consolidated Financial Statements—(Continued)

17.     Related Party Transactions

Transactions with Kinetic Systems

      Certain of the Company’s costs and expenses are allocated to Kinetic Systems for centralized legal, accounting, officers’ salaries, insurance, information technology services, treasury and other corporate and infrastructure costs. These allocations have been determined on bases that management considered to be a reasonable assessment of the utilization of services provided or the benefit received by Kinetic Systems. The allocation methods include relative headcount, square footage, net assets and specific identification.

      In addition, during the course of operations, the Company sells products to Kinetic Systems. The terms of those transactions were determined between related parties and may differ from terms which would have occurred between unrelated parties.

Building Rent

      In connection with the February 2001 acquisition of Marchi Associates, Inc., the Company took over the office lease for a facility located in Redwood City, California, which is owned by an employee and former owner of Marchi. The building has approximately 12,500 square feet. Total rent expense since the acquisition February 28, 2001 through the end of year December 31, 2001 was approximately $0.3 million.

18.     Geographic Information Reporting

      The Company has one reportable segment that develops, manufactures and sells consumables and capital equipment to semiconductor fabrication companies and other companies using similar manufacturing processes, as well as original equipment manufacturers supplying to those companies. The Company’s products are sold worldwide through a direct sales force and through distributors in selected regions.

      The Company’s sales by geographic region were as follows (in thousands):

	Period from	Period from	Period from	Period from
	January 1,	April 29,	January 1,	August 31,
	1999	1999	2000	2000
	Through	Through	Through	Through	Year Ended
	April 28,	December 31,	August 30,	December 31,	December 31,
	1999	1999	2000	2000	2001

United States	$27,783	$159,695	$278,537	$181,481	$173,307
Asia	1,176	3,527	8,323	4,682	9,434
Europe	2,237	6,710	6,774	5,242	11,711
Other	—	—	587	948	239

	$31,196	$169,932	$294,221	$192,353	$194,691

      Assets held by the Company’s foreign entities represented less than one percent of the Company’s total assets as of December 31, 2000 and 2001, respectively.

19.     AMAT Outsourcing Agreement

      In June 1999, KFS entered into an agreement with Applied Materials to transfer key personnel and purchase raw materials, work-in-process and certain equipment, used in the fabrication, manufacturing, and subassembly of gas modules and other fluid delivery products. KFS issued noninterest-bearing notes payable of $12.7 million and assumed trade payables of $11.1 million for the assets acquired. The Company also

CELERITY GROUP, INC.
(formerly Kinetics Holdings Corporation)

Notes to Consolidated Financial Statements—(Continued)

agreed to pay $4.2 million to the AMAT employees for the vested portion of their AMAT stock options, which terminated as a result of the transfer of employment.

      KFS incurred one-time start-up manufacturing costs associated with the AMAT outsourced manufacturing agreement aggregating $7.2 million, which has been reflected as a nonrecurring charge in the accompanying consolidated statements of operations.

20.     Commitments and Contingencies

      The Company is a party to routine litigation incident to its business. Management of the Company believes, based upon its assessment of the actions and claims outstanding against the Company, and after discussion with counsel, that there are no legal proceedings that will have a material adverse effect on the financial condition or results of operations of the Company.

21.  Separation Agreements

      For the purpose of providing for an orderly transition, Celerity and Kinetic Systems have entered into various agreements upon the date of the Business Separation (Separation date). A brief description of each of the agreements is as follows.

Separation Agreement

      The Separation Agreement contains the key provisions relating to the Business Separation. The agreement provides for the steps needed to effect the Business Separation and for any necessary transfers of assets and liabilities between Celerity and Kinetic Systems, effective on the Separation date. The agreement also contains conditions that must occur prior to the Offering. The parties also entered into ongoing covenants that survive the transactions, including covenants to establish interim service level agreements, exchange information, and resolve disputes in particular ways.

Management Services Agreement

      The Management Services Agreement governs the terms and conditions upon which interim transitional services will be provided to Celerity and Kinetic Systems. The nature of the services include legal, risk management and insurance, treasury, tax and employee benefits services. Celerity and Kinetic Systems will also provide each other additional services that may be identified from time to time after the Separation. Specific charges for such services are generally intended to allow the company providing the service to recover the fully allocated direct costs plus expenses, without profit.

Tax Sharing Agreement

      Celerity and Kinetic Systems entered into a Tax Sharing Agreement which will govern the respective rights, responsibilities and obligations after the Separation with respect to taxes for the periods ending on or before the Offering.

Other Agreements

      Celerity and Kinetic Systems have also entered into other agreements that, among other matters, allows Kinetic Systems to use certain Celerity trademarks.

CELERITY GROUP, INC.
(formerly Kinetics Holdings Corporation)

Notes to Consolidated Financial Statements—(Continued)

22.  Allowance for Doubtful Accounts

      The following table presents the changes in the allowance for doubtful accounts (in thousands):

		Additions

	Balance at	Charged to	Charged to	(1)	Balance at
	Beginning of	Costs and	Other Accounts—	Deductions—	End of
Description	Period	Expenses	Describe	Describe	Period

Period from January 1, 1999 to April 28, 1999:	$(210)	$(6)		$102	$(114)
Period from April 29, 1999 to December 31, 1999:	$(114)	$(395)		$42	$(467)
Period from January 1, 2000 to August 30, 2000:	$(467)	$(587)		$21	$(1,033)
Period from August 31, 2000 to December 31, 2000:	$(1,033)	$(2,194)		$49	$(3,178)
Year Ended December 31, 2001:	$(3,178)	$(1,568)		$2,918	$(1,828)

(1)	Uncollectible accounts written off, net of recoveries.

23.  Subsequent Events

Acquisition of Poly Concepts, Inc.

      In May 2002, the Company completed its acquisition of Poly Concepts, Inc. (“Poly Concepts”). Poly Concepts is a designer and manufacturer of chemical delivery process modules that control the chemical composition and flow rates of the many chemicals used in the semiconductor manufacturing process. The acquisition included the purchase of all the outstanding shares of common stock of Poly Concepts in exchange for $9.0 million in cash and 3.5 million shares of Series A Convertible Preferred stock of Celerity valued at $23.8 million. Poly Concepts was acquired to expand Celerity’s product offering to existing customers of gas and chemical delivery modules. Due to the recent timing of the acquisition, the final purchase price allocation has not yet been determined.

Series A Convertible Preferred Stock Issuance

      On April 12, 2002, the Company completed a follow-on offering to its December 14, 2001 Series A Convertible Preferred stock issuance. The Company issued 2.5 million shares at $3.16 per share. Net proceeds from the issuance were $7.8 million.

Change to Deferred Stock Plan

      In April 2002, the Board of Directors authorized a change to the Company’s Deferred Stock Plan (the “Plan”). Upon the offering, the 4.3 million shares of restricted common stock granted under the Plan will be cancelled and the Plan participants will receive options to purchase an aggregate of 5.1 million shares of the Company’s common stock at $3.00 per share. The Company expects to record deferred compensation upon the grant of these options.

Term Loan Repayment

      On April 1, 2002 the Company repaid $3.1 million of the Term Loan in accordance with the Term Loan’s scheduled repayment. In addition, on May 6, 2002 and May 8, 2002 the Company repaid $5.0 million and $5.5 million, respectively, on the Term Loan.

CELERITY GROUP, INC.
(formerly Kinetics Holdings Corporation)

Notes to Consolidated Financial Statements—(Continued)

CELERITY GROUP, INC.

(formerly Kinetics Holdings Corporation)

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	December 31,	March 31,
	2001	2002

		(unaudited)
Assets
Current assets:
Cash and cash equivalents	$34,841	$34,238
Accounts receivable, net	8,135	16,307
Inventories	41,218	37,172
Prepaid expenses and other current assets	1,053	663
Note receivable—Kinetic Systems	150,000	150,000

Total current assets	235,247	238,380
Property and equipment, net	22,226	21,100
Goodwill, net	68,184	97,877
Intangible assets, net	37,570	6,852
Other assets	8,619	8,100

Total assets	$371,846	$372,309

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$8,400	$13,516
Accrued expenses	16,695	20,728
Income taxes payable	105	114
Current maturities of long-term debt	287,806	288,708
Other current liabilities	2,123	1,988

Total current liabilities	315,129	325,054
Other liabilities	16,216	13,802
Commitments and contingencies
Stockholders’ equity:
Series A Convertible Preferred stock, par value $.01 per share, 25,652 shares designated; 19,707 shares issued and outstanding (liquidation preference of $62,274)	197	197
Common stock, par value $.01 per share, 250,000 shares authorized; 93,665 shares issued and outstanding	937	937
Additional paid-in-capital	182,699	183,094
Advances to Kinetic Systems	(68,856)	(59,959)
Stockholder note receivable	(4,000)	(4,000)
Deferred stock-based compensation	—	(376)
Accumulated deficit	(66,416)	(83,132)
Accumulated other comprehensive loss	(4,060)	(3,308)

Total stockholders’ equity	40,501	33,453

Total liabilities and stockholders’ equity	$371,846	$372,309

See accompanying notes.

CELERITY GROUP, INC.

(formerly Kinetics Holdings Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)
(In thousands, except per share data)

	Three Months Ended
	March 31,

	2001	2002

Revenues	$88,316	$32,085
Revenues from Kinetic Systems	479	1,158

	88,795	33,243
Cost of goods sold	73,906	31,592

Gross margin	14,889	1,651
Operating expenses:
Selling, general, and administrative	8,436	10,190
Research and development	2,284	1,813
Amortization of goodwill and other intangible assets	3,852	1,026
Depreciation	556	1,008

Loss from operations	(239)	(12,386)
Interest expense	(9,469)	(6,619)
Interest income from Kinetic Systems	4,586	4,568
Other income (expense), net	(506)	(2,242)

Loss before taxes	(5,628)	(16,679)
Provision for income taxes	11	37

Net loss	$(5,639)	$(16,716)

Net loss per share, basic and diluted	$(0.06)	$(0.18)

Shares used in computation of basic and diluted net loss per share	92,412	93,665

See accompanying notes.

CELERITY GROUP, INC.

(formerly Kinetics Holdings Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)
(In thousands)

	Three Months Ended
	March 31,

	2001	2002

Net cash used in operating activities	$(6,548)	$(8,989)
Investing activities
Purchase of property and equipment	(703)	(503)
Cash paid for business acquisitions, net of cash received	(27,089)	—

Net cash used in investing activities	(27,792)	(503)
Financing activities
Repurchase of common stock	(148)	—
Principal payments on long-term debt	(25,000)	—
Net borrowings under revolving lines of credit	25,300	—
Net (payments to) advances from Kinetic Systems	28,905	8,897

Net cash provided by financing activities	29,057	8,897
Effect of exchange rate changes on cash and cash equivalents	(11)	(8)

Decrease in cash and cash equivalents	(5,294)	(603)
Cash and cash equivalents, beginning of the period	8,337	34,841

Cash and cash equivalents, end of the period	$3,043	$34,238

Supplemental cash flow disclosure
Cash paid for interest	$7,767	$5,585
Cash paid for income taxes	$1,188	$126

See accompanying notes.

CELERITY GROUP, INC.

(formerly known as Kinetics Holdings Corporation)

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1.  Background and Basis of Presentation

The Company

      Kinetics Holdings Corporation, renamed Celerity Group, Inc. in May 2002 (the “Company” or “Celerity”), was incorporated in Delaware in October 1999, and is the parent company of Kinetics Group, Inc. (“KGI”). KGI is the parent company of Kinetics Fluid Systems, Inc. and the Kinetic Systems group of companies, which includes Kinetic Systems, Inc., Kinetics Biopharm, Inc., and Kinetics Thermal Systems, Inc. (collectively, “Kinetic Systems”).

      Celerity anticipates filing a Registration Statement (“Form S-1”) with the United States Securities and Exchange Commission for its initial public offering of shares of its common stock (the “Offering”). Under the terms of the Offering, all of the outstanding shares of convertible preferred stock of the Company (including shares issued subsequent to December 31, 2001 as described in Note 6) will automatically convert into shares of the Company’s common stock.

      On                , 2002, Celerity and Kinetic Systems executed a Separation Agreement, providing that concurrent with the closing of the Offering, Celerity will effect a business separation in the form of a spin-off of the assets and liabilities of Kinetic Systems (the “Business Separation”) (See Note 21) of the audited consolidated financial statements for the year ended December 31, 2001. Subsequent to its initial public offering (“Offering”), Celerity’s business will be comprised solely of KFS. Concurrent with the Business Separation, KGI will be merged into Celerity and will cease to exist as a separate legal entity.

Basis of Presentation

      The accompanying financial statements present, on a consolidated basis, the financial position and results of operations of Celerity. They do not include the financial position or results of operations of Kinetic Systems. Management believes that the assumptions underlying the consolidated financial statements are reasonable. However, the consolidated financial information included herein may not necessarily reflect the consolidated financial position, operating results, changes in stockholders’ equity, and cash flows of Celerity in the future or what they would have been had the Company been a separate, stand-alone entity during the periods presented.

      Concurrent with the completion of the Offering, substantially all of the debt of Celerity will be paid off with the net proceeds from the Offering and from Kinetic Systems repayment of the Separation Note. Kinetic Systems will borrow $150.0 million under a newly created senior debt facility and use those borrowings to repay the Separation Note. Celerity will have no obligations or guarantees and Celerity’s assets will not collateralize this newly incurred debt.

      All corporate expenses of KGI and Celerity have been allocated to the operating companies of KFS and Kinetic Systems on a basis that the management of Celerity considers to be a reasonable assessment of the utilization of services provided or the benefit received. Following the Business Separation, Celerity will perform these functions using its own resources or, for a limited time, through purchased services, including services obtained from Kinetic Systems, which will be transferred to them in conjunction with the Business Separation, pursuant to a Management Services Agreement.

Unaudited Interim Financial Statements

      The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the

CELERITY GROUP, INC.
(formerly known as Kinetics Holdings Corporation)

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 2002 is not necessarily indicative of the results that may be expected for the year ended December 31, 2002.

      The balance sheet at December 31, 2001 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

      For further information, refer to the 2001 consolidated financial statements and related footnotes thereto included in the Celerity Group, Inc. Registration Statement on Form S-1.

2.  Summary of Significant Accounting Policies

Fiscal Period

      The Company has a 52 or 53-week year, and each quarter ends on the Friday nearest to the last day of March, June, September or December, as applicable. For purposes of financial statement presentation, the fiscal year and quarters are described as ending the 30th or 31st, as applicable.

Recently Issued Accounting Pronouncements

      In August 2001, the FASB issued Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 supersedes SFAS 121 and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations— Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” (“APB 30”), for the disposal of a segment of a business. SFAS 144 also amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary.

      In April 2002, the FASB issued Statement No. 145, “Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”), which will require gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under Statement 4. Accordingly, gains or losses from extinguishments of debt for fiscal years beginning after May 15, 2002 shall not be reported as extraordinary items unless the extinguishment qualifies as an extraordinary item under the provisions of APB 30. The Company does not expect the adoption of SFAS 145 to have a material effect on its consolidated financial position or consolidated results of operations.

3.     Inventories

      Inventories consist of the following (in thousands):

	December 31,	March 31,
	2001	2002

Raw materials	$36,358	$29,105
Work-in-process	3,196	4,701
Finished goods	1,664	3,366

	$41,218	$37,172

CELERITY GROUP, INC.
(formerly known as Kinetics Holdings Corporation)

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

      During the three months ended March 2002, the Company recorded a charge of $3.5 million for excess, obsolete and slow moving inventory related to certain materials in inventory for which there was no demand due to market and industry changes and conditions. This charge is included in cost of goods sold in the accompanying statement of operations.

4.     Comprehensive Income (Loss)

      Total comprehensive income (loss) represents net income (loss) plus the results of certain equity changes not reflected in the condensed consolidated statements of operations.

      The components of other accumulated comprehensive income (loss) are as follows:

	Derivative		Accumulated
	Financial		Other
	Instruments	Foreign	Comprehensive
	Gains	Currency	Income
Three Months Ended March 31, 2001	(Losses)	Translation	(Loss)

December 31, 2000	$(955)	$(93)	$(1,048)
Foreign currency translation adjustment	—	(11)	(11)
Change in fair value of derivatives	(1,674)	—	(1,674)

Total other comprehensive income (loss)	(1,674)	(11)	(1,685)

Accumulated other comprehensive loss	$(2,629)	$(104)	$(2,733)

	Derivative		Accumulated
	Financial		Other
	Instruments	Foreign	Comprehensive
	Gains	Currency	Income
Three Months Ended March 31, 2002	(Losses)	Translation	(Loss)

December 31, 2001	$(4,191)	$131	$(4,060)
Foreign currency translation adjustment	—	(8)	(8)
Change in fair value of derivatives	760	—	760

Total other comprehensive income (loss)	760	(8)	752

Accumulated other comprehensive income (loss)	$(3,431)	$123	$(3,308)

5.     Intangible Assets

      The Company adopted FASB Statement No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) on January 1, 2002. Under SFAS 142, goodwill (and intangible assets deemed to have indefinite lives) are no longer amortized but will be subject to annual impairment tests. Other intangible assets with finite lives will be amortized over those useful lives. SFAS 142 requires that the first of two impairment tests be completed within six months of adoption and any impairment loss recognized when adopting

CELERITY GROUP, INC.
(formerly known as Kinetics Holdings Corporation)

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

SFAS 142 is to be reflected as the cumulative effect of a change in accounting principle. The Company will complete the first impairment test during the three months ending June 30, 2002.

      Upon the initial adoption of SFAS 142, workforce and customer base were reclassified to goodwill. Thus, the Company ceased amortizing the workforce and customer base on January 1, 2002. The amortization expense and adjusted net income for the quarter ended March 31, 2001 and 2002 is as follows (in thousands except for earnings-per-share amounts):

	Three Months
	Ended March 31,

	2001	2002

Net loss as reported	$(5,639)	$(16,716)
Amortization	3,140	—

Adjusted net loss	$(2,499)	$(16,716)

Adjusted net loss per share	$(0.03)	$(0.18)

      In accordance with SFAS 142, the following is a summary of the gross carrying amount and accumulated amortization, aggregate amortization expense and estimated amortization expense for the next five succeeding fiscal years related to our intangible assets subject to amortization.

      Intangible assets consist of the following (in thousands):

March 31,
2002

Trademarks and other technology	$11,170

Less: Accumulated amortization	4,318

$6,852

      The amortization expense for the three months ended March 31, 2002 totaled $1.0 million and the estimated amortization expense for the next five years is as follows (in thousands):

		Amount

Estimated amortization expense
For fiscal year ended	2002	$3,117
	2003	1,385
	2004	427
	2005	427
	2006	427

6.     Subsequent Events

Business Combination

      In May 2002, the Company completed its acquisition of Poly Concepts, Inc. (“Poly Concepts”). Poly Concepts is a designer and manufacturer of chemical delivery process modules that control the chemical composition and flow rates of the many chemicals used in the semiconductor manufacturing process. The acquisition included the purchase of all the outstanding shares of common stock of Poly Concepts in exchange

CELERITY GROUP, INC.
(formerly known as Kinetics Holdings Corporation)

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

for $9.0 million in cash and 3.5 million shares of Series A Convertible Preferred stock of Celerity valued at $23.8 million. Poly Concepts was acquired to expand Celerity’s product offering to existing customers of gas and chemical delivery modules. Due to the recent timing of the acquisition, the final purchase price allocation has not yet been determined.

Series A Convertible Preferred Stock Issuance

      On April 12, 2002, the Company completed a follow-on offering to its December 14, 2001 Series A Convertible Preferred stock issuance. The Company issued 2.5 million shares at $3.16 per share. Net proceeds from the issuance were $7.8 million.

Change to Deferred Stock Plan

      In April 2002, the Board of Directors authorized a change to the Company’s Deferred Stock Plan (the “Plan”). Upon the offering, the 4.3 million shares of restricted common stock granted under the Plan will be cancelled and the Plan participants will receive options to purchase an aggregate of 5.1 million shares of the Company’s common stock at $3.00 per share. The Company expects to record deferred compensation upon the date of grant of these options.

Term Loan Repayment

      On April 1, 2002 the Company repaid $3.1 million of the Term Loan in accordance with the Term Loan’s scheduled repayment. In addition, on May 6, 2002 and May 8, 2002 the Company repaid $5.0 million and $5.5 million, respectively, on the Term Loan.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors

Poly Concepts, Inc.
Sherwood, Oregon

We have audited the accompanying balance sheets of Poly Concepts, Inc. as of December 31, 2001 and 2000, and the related statements of income, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Poly Concepts, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ PERKINS & COMPANY, P.C.

May 23, 2002

POLY CONCEPTS, INC.

BALANCE SHEETS

December 31, 2001 and 2000

	2001	2000

ASSETS (Notes 4 and 6)

CURRENT ASSETS:
Cash and cash equivalents (Note 1)	$2,445,952	$9,084
Trade accounts receivable, less allowance for doubtful accounts of $15,211 in 2001 and $9,517 in 2000 (Note 1)	1,282,863	2,922,868
Costs and estimated earnings in excess of progress billings on uncompleted contracts (Notes 1 and 8)	124,657	382,554
Employee advances	—	666
Inventories (Notes 1 and 2)	904,207	1,350,508
Prepaid expenses	35,000	—
Deferred income taxes (Notes 1 and 9)	134,350	68,970

Total current assets	4,927,029	4,734,650
PROPERTY AND EQUIPMENT (Notes 1, 3, and 11)	797,444	940,879
DEPOSITS	52,626	17,627

	$5,777,099	$5,693,156

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Line of credit (Note 4)	$—	$1,200,000
Accounts payable	155,602	1,922,394
Accrued liabilities	438,231	296,303
Income taxes payable (Notes 1 and 9)	93,253	279,920
Current portion of long-term debt (Note 6)	213,782	193,085
Note payable to stockholder (Note 5)	—	30,183

Total current liabilities	900,868	3,921,885
LONG-TERM DEBT (Note 6)	485,771	455,129
DEFERRED INCOME TAXES (Notes 1 and 9)	41,350	51,970
COMMITMENTS (Note 11)
STOCKHOLDERS’ EQUITY:
Common stock, no par value, 500 shares authorized, 452 shares issued and outstanding (316 shares at December 31, 2000)	655,688	6,968
Retained earnings	3,693,422	1,257,204

	4,349,110	1,264,172

	$5,777,099	$5,693,156

See notes to financial statements.

POLY CONCEPTS, INC.

STATEMENTS OF INCOME

Years ended December 31, 2001 and 2000

	2001	2000

NET SALES (Note 10)	$21,314,137	$14,076,057
COST OF SALES	13,084,564	9,811,054

GROSS MARGIN	8,229,573	4,265,003
GENERAL AND ADMINISTRATIVE EXPENSES	4,193,523	2,287,184

OPERATING INCOME	4,036,050	1,977,819
OTHER INCOME (EXPENSES):
Interest expense	(85,890)	(138,422)
Loss on disposal of property and equipment	(5,509)	—
Miscellaneous	18,567	(3,192)

	(72,832)	(141,614)

INCOME BEFORE INCOME TAXES	3,963,218	1,836,205
INCOME TAX EXPENSE (Notes 1 and 9)	1,527,000	709,860

NET INCOME	$2,436,218	$1,126,345

See notes to financial statements.

POLY CONCEPTS, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended December 31, 2001 and 2000

	Common Stock			Total
			Retained	Stockholders’
	Shares	Amount	Earnings	Equity

BALANCE AT JANUARY 1, 2000	316	$6,968	$130,859	$137,827
Net income	—	—	1,126,345	1,126,345

BALANCE AT DECEMBER 31, 2000	316	6,968	1,257,204	1,264,172
Common stock issued	136	648,720	—	648,720
Net income	—	—	2,436,218	2,436,218

BALANCE AT DECEMBER 31, 2001	452	$655,688	$3,693,422	$4,349,110

See notes to financial statements.

POLY CONCEPTS, INC.

STATEMENTS OF CASH FLOWS

Years ended December 31, 2001 and 2000

	2001	2000

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,436,218	$1,126,345
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	299,452	202,166
Deferred income taxes	(76,000)	(18,140)
Bad debts	6,304	6,000
Provision for inventory obsolescence	150,000	150,000
Loss on disposal of property and equipment	5,509	—
Common stock grant	648,720	—
(Increase) decrease in assets:
Trade accounts receivable	1,633,701	(1,743,541)
Costs and estimated earnings in excess of progress billings	257,897	(231,406)
Employee advances	666	210
Inventories	296,301	(1,318,267)
Prepaid expenses	(35,000)	—
Deposits	(34,999)	(21,417)
Increase (decrease) in liabilities:
Accounts payable	(1,766,792)	1,235,178
Accrued liabilities	141,928	169,825
Income taxes payable	(186,667)	279,910

Net cash provided by (used in) operating activities	3,777,238	(163,137)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(161,526)	(238,714)

Net cash used in investing activities	(161,526)	(238,714)
CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in book overdraft	—	(33,532)
Proceeds from long-term borrowings	401,200	—
Net borrowings (repayments) under line of credit agreement	(1,200,000)	750,000
Principal payments on long-term debt	(349,861)	(267,534)
Repayments on stockholder loan	(30,183)	(38,149)

Net cash provided by (used in) financing activities	(1,178,844)	410,785

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,436,868	8,934
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	9,084	150

CASH AND CASH EQUIVALENTS AT END OF YEAR	$2,445,952	$9,084

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$97,590	$131,002
Income taxes	$1,789,657	$448,100
Noncash investing and financing transactions:
Equipment financed with debt	$—	$340,862
Long-term debt refinanced	$144,300	$—

See notes to financial statements.

POLY CONCEPTS, INC.

Notes to Financial Statements

December 31, 2001 and 2000

Note 1— Significant Accounting Policies

      Nature of Operations— Poly Concepts, Inc., (the Company), an Oregon Corporation, is a designer and leading edge manufacturer of high purity products and chemical process equipment used throughout the world. The Company now serves as a primary source in the industry for both basic design/build contracts and highly involved development of such projects as OEM Equipment Integration. The Company has relationships with many leading companies in the semiconductor industry, and with biomedical groups, food handling organizations, and medical establishments.

      Cash and Cash Equivalents— For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with maturity of three months or less to be cash equivalents.

      Concentration of Credit Risk— The Company grants credit to customers and performs ongoing credit evaluations of its customers’ financial condition and generally, does not require collateral. The Company maintains an allowance for doubtful accounts at a level which management believes is sufficient to cover potential credit losses. At December 31, 2001, approximately 73% of total trade accounts receivable was attributable to one customer. At December 31, 2000, approximately 97% of total trade accounts receivable was attributable to three customers.

      The Company maintains cash balances at a financial institution located in Oregon. Accounts at each United States financial institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2001 the Company’s cash balances exceeded the insured amounts.

      Inventories— Inventories consist primarily of raw materials and components and are valued at the lower of weighted average cost or market. The Company maintains a provision for inventory obsolescence at a level which management believes is sufficient to cover potential write-downs in inventory for salability or technology obsolescence.

      Property and Equipment— Property and equipment are stated at cost less accumulated depreciation. The cost of property and equipment are depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are depreciated over the lease term or the useful lives of the improvements, whichever is shorter.

      Maintenance and repairs are expensed as incurred; significant replacements and improvements are capitalized. The cost and accumulated depreciation of assets retired or otherwise disposed of are relieved from the appropriate asset and accumulated depreciation accounts. Any gain or loss resulting from these transactions is reflected in operations.

      Revenue Recognition— The Company reports earnings from fixed price long-term contracts on the percentage-of-completion method for book purpose whereby that portion of the total contract price is accrued in the proportion that costs incurred to date bear to the Company’s estimate of total contract costs. Costs and estimated earnings in excess of progress billings on uncompleted contracts represents revenues recognized in excess of amounts billed.

      Advertising— Advertising costs are expensed as incurred. Advertising expense amounted to $46,256 and $31,196 in 2001 and 2000, respectively.

      Income Taxes— Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes relating primarily to differences between the financial and tax bases of property and equipment, inventories, costs and estimated earnings in excess of progress billings on uncompleted contracts, and operating loss carryovers. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

POLY CONCEPTS, INC.

Notes to Financial Statements— (Continued)

      Estimates— The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Revenues from fixed-price construction contracts are recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. This method is used because management considers incurred costs to be the best available measure of progress on these contracts. Changes in job performance, job conditions, and estimated profitability may result in revisions to costs and revenues in the subsequent year.

Note 2— Inventories

      Inventories consist of the following at December 31:

	2001	2000

Raw materials	$602,206	$1,204,998
Components	602,001	295,510

	1,204,207	1,500,508
Less provision for obsolescence	300,000	150,000

	$904,207	$1,350,508

Note 3— Property and Equipment

      Property and equipment consists of the following at December 31:

	2001	2000

Manufacturing equipment	$816,417	$752,219
Office furniture and equipment	630,080	555,021
Leasehold improvements	82,190	79,564

	1,528,687	1,386,804
Less accumulated depreciation	731,243	445,925

	$797,444	$940,879

Note 4—Line of Credit

      The Company had available a revolving line of credit agreement with Bank of the West through April 30, 2002. Borrowings are limited to 80% of eligible accounts receivable with a maximum limit of $1,500,000. Interest is payable monthly at prime (4.75% at December 31, 2001) plus 1.25%.

      All amounts due the bank are collateralized by all assets of the Company, and are guaranteed by the majority stockholder. The agreement contains provisions, among others, specifying the maintenance of certain minimum financial ratios and cash flow requirements for the Company. At December 31, 2001, the Company was in compliance with all financial ratios and cash flow requirements.

      The line of credit agreement was orally extended beyond April 30, 2002, but was terminated upon the sale of the Company (see Note 12).

POLY CONCEPTS, INC.

Notes to Financial Statements— (Continued)

Note 5—Note Payable to Stockholder

      Interest paid on a note payable to stockholder amounted to $571 and $4,149 in 2001 and 2000, respectively.

Note 6—Long-Term Debt

      Long-term debt consists of the following at December 31:

	2001	2000

Note payable to Bank of the West in monthly installments of $14,698, including interest at 8.07% through June 1, 2005, collateralized by all assets, personally guaranteed by the majority stockholder, and subject to financial covenants (see Note 4)	$545,500	$—
Obligations under capital leases (see Note 11)	154,053	294,372
Notes payable to others	—	353,842

	699,553	648,214
Less current portion	213,782	193,085

	$485,771	$455,129

      As of December 31, 2001, remaining annual maturities of long-term debt, excluding obligations under capital leases, are as follows:

2002	$140,407
2003	152,265
2004	165,106
2005	87,722

$545,500

Note 7—Employee Benefit Plan

      The Company has a 401(k) plan which cover employees who have completed three months of service. The Company made discretionary matching contributions amounting to $70,063 and $26,034 in 2001 and 2000, respectively.

Note 8—Costs and Estimated Earnings on Uncompleted Contracts

      Costs and estimated earnings in excess of progress billings on uncompleted contracts consists of the following at December 31:

	2001	2000

Costs incurred on uncompleted contracts	$72,834	$267,788
Estimated earnings	51,823	114,766

	124,657	382,554
Less billings to date	—	—

	$124,657	$382,554

POLY CONCEPTS, INC.

Notes to Financial Statements— (Continued)

Note 9—Income Taxes

      Income tax expense consists of the following at December 31:

	2001	2000

Current:
Federal	$1,327,000	$603,000
State	276,000	125,000

	1,603,000	728,000
Deferred	(76,000)	(18,140)

	$1,527,000	$709,860

      The net deferred income taxes in the accompanying balance sheet includes the following amounts of deferred tax assets and liabilities at December 31:

	2001	2000

Deferred tax assets	$176,447	$119,177
Deferred tax liabilities	(83,447)	(102,177)

Net deferred tax asset	$93,000	$17,000

Net current deferred tax asset	$134,350	$68,970
Net non-current deferred tax liability	(41,350)	(51,970)

Net deferred tax asset	$93,000	$17,000

      The provision for income taxes computed at the federal statutory rates differs from the reported provision for income taxes due primarily to state income taxes and non-deductible expenses.

      At December 31, 2001, the Company has the following operating loss carryforwards that may be offset against future taxable income:

	Expiring	Amount

Federal	2018	$73,500
Oregon	2013	$74,000

Note 10—Significant Customers

      Sales to two customers amounted to 88% and 67% of total sales in 2001 and 2000, respectively.

Note 11—Commitments

      The Company leases a manufacturing facility under an operating lease expiring August 14, 2003, and leases an office and manufacturing facility in Sherwood on a month-to-month basis.

      The Company has agreed to lease an office and manufacturing facility under a ten year operating lease expiring April 15, 2011. Lease payments are expected to commence in July 2002. The Company will be responsible for property taxes, maintenance, and insurance. The lease includes options to purchase the building beginning at $4,175,000 in 2003 through 2004, $4,250,000 in 2007, and $4,500,000 in 2009. The lease also has two ten-year renewal options.

      The Company is obligated under four noncancelable lease agreements for manufacturing and office equipment. These agreements are classified as capital lease obligations. The amortization of these leases has

POLY CONCEPTS, INC.

Notes to Financial Statements— (Continued)

been included in the Company’s depreciation expense and amounted to $57,559 and $35,915 in 2001 and 2000, respectively.

      Future minimum payments under leases with terms in excess of one year at December 31, 2001 are as follows:

	Capital	Operating
	Leases	Leases

2002	$87,870	$372,060
2003	51,248	457,185
2004	24,440	429,360
2005	14,255	427,800
2006	—	465,000
Thereafter	—	2,040,000

Total minimum lease payments required	177,813	$4,191,405

Less amount representing interest	23,760

Present value of minimum lease payments	154,053
Less amounts due within one year	73,375

	$80,678

      The present value of minimum lease payments is calculated based on interest rates, which were determined to be applicable at the inception of the leases.

      Equipment under capital leases included in property and equipment are as follows at December 31:

	2001	2000

Manufacturing equipment	$206,890	$266,305
Office furniture and equipment	48,542	74,557

	255,432	340,862
Less accumulated depreciation	85,448	35,915

	$169,984	$304,947

      Rent expense amounted to $209,939 and $130,313 in 2001 and 2000, respectively.

      The Company has a consulting agreement with a former stockholder and father of the majority stockholder payable in monthly installments of $4,000 through December 31, 2013.

Note 12—Subsequent Events

      Effective May 1, 2002, the stockholders’ sold 100% of the outstanding shares of the Company to Kinetics Fluid Systems, Inc.

POLY CONCEPTS, INC.

BALANCE SHEETS

	March 31	December 31
	2002	2001

	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,156,630	$2,445,952
Trade accounts receivable, less allowance for doubtful accounts of $16,711 at March 31, 2002 and $15,211 at December 31, 2001	683,226	1,282,863
Costs and estimated earnings in excess of progress billings on uncompleted contracts	408,594	124,657
Inventories	947,402	904,207
Prepaid expenses	40,012	35,000
Deferred income taxes	70,350	134,350

Total current assets	5,306,214	4,927,029
PROPERTY AND EQUIPMENT	741,382	797,444
DEPOSITS	57,257	52,626

	$6,104,853	$5,777,099

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$647,931	$155,602
Accrued liabilities	262,369	438,231
Income taxes payable	25,411	93,253
Current portion of long-term debt	218,494	213,782

Total current liabilities	1,154,205	900,868
LONG-TERM DEBT	429,208	485,771
DEFERRED INCOME TAXES	39,350	41,350
COMMITMENTS
STOCKHOLDERS’ EQUITY:
Common stock, no par value, 500 shares authorized, 452 shares issued and outstanding	655,688	655,688
Retained earnings	3,826,402	3,693,422

	4,482,090	4,349,110

	$6,104,853	$5,777,099

See accompanying notes to financial statements.

POLY CONCEPTS, INC.

STATEMENTS OF INCOME

Three Months Ended March 31, 2002 and 2001 (Unaudited)

	2002	2001

NET SALES	$2,402,774	$6,735,654
COST OF SALES	1,569,612	4,264,718

GROSS MARGIN	833,162	2,470,936
GENERAL AND ADMINISTRATIVE EXPENSES	613,336	1,283,668

OPERATING INCOME	219,826	1,187,268
OTHER INCOME (EXPENSES):
Interest expense	(12,835)	(42,968)
Loss on disposal of property and equipment	(4,950)	(5,509)
Miscellaneous	3,939	(484)

	(13,846)	(48,961)

INCOME BEFORE INCOME TAXES	205,980	1,138,307
INCOME TAX EXPENSE	73,000	443,000

NET INCOME	$132,980	$695,307

See accompanying notes to financial statements.

POLY CONCEPTS, INC.

STATEMENTS OF CASH FLOWS

Three Months Ended March 31, 2002 and 2001 (Unaudited)

	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$132,980	$695,307
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	77,044	70,573
Deferred income taxes	62,000	4,000
Bad debts (recoveries)	(1,500)	11,017
Loss on disposal of property and equipment	4,950	5,509
Common stock grant	—	648,720
(Increase) decrease in assets:
Trade accounts receivable	601,137	732,594
Costs and estimated earnings in excess of progress billings	(283,937)	362,966
Employee advances	—	(2,803)
Inventories	(43,195)	(1,242,245)
Prepaid expenses	(5,012)	—
Deposits	(4,631)	(21,533)
Increase (decrease) in liabilities:
Accounts payable	492,329	(147,743)
Accrued liabilities	(175,861)	154,922
Income taxes payable	(67,842)	207,821

Net cash provided by operating activities	788,462	1,479,105
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(25,933)	(32,882)

Net cash used in investing activities	(25,933)	(32,882)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net repayments under line of credit agreement	—	(1,200,000)
Principal payments on long-term debt	(51,851)	(66,634)
Repayments on stockholder loan	—	(14,150)

Net cash used in financing activities	(51,851)	(1,280,784)

NET INCREASE IN CASH AND CASH EQUIVALENTS	710,678	165,439
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	2,445,952	9,084

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$3,156,630	$174,523

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$13,831	$50,500
Income taxes	$76,126	$231,160

See accompanying notes to financial statements.

POLY CONCEPTS, INC.

Notes to Financial Statements

Three Months Ended March 31, 2002 (Unaudited)
and Year Ended December 31, 2001

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES

      Nature of Operations—Poly Concepts, Inc., (the Company), an Oregon Corporation, is a designer and leading edge manufacturer of high purity products and chemical process equipment used throughout the world. The Company now serves as a primary source in the industry for both basic design/ build contracts and highly involved development of such projects as OEM Equipment Integration. The Company has relationships with many leading companies in the semiconductor industry, and with biomedical groups, food handling organizations, and medical establishments.

      Cash and Cash Equivalents—For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with maturity of three months or less to be cash equivalents.

      Concentration of Credit Risk—The Company grants credit to customers and performs ongoing credit evaluations of its customers’ financial condition and generally, does not require collateral. The Company maintains an allowance for doubtful accounts at a level which management believes is sufficient to cover potential credit losses. At March 31, 2002, approximately 85% of total trade accounts receivable was attributable to two customers. At December 31, 2001, approximately 73% of total trade accounts receivable was attributable to one customer.

      The Company maintains cash balances at a financial institution located in Oregon. Accounts at each United States financial institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At March 31, 2002 the Company’s cash balances exceeded the insured amounts.

      Inventories—Inventories consist primarily of raw materials and components and are valued at the lower of weighted average cost or market. The Company maintains a provision for inventory obsolescence at a level which management believes is sufficient to cover potential write-downs in inventory for salability or technology obsolescence.

      Property and Equipment—Property and equipment are stated at cost less accumulated depreciation. The cost of property and equipment are depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are depreciated over the lease term or the useful lives of the improvements, whichever is shorter.

      Maintenance and repairs are expensed as incurred; significant replacements and improvements are capitalized. The cost and accumulated depreciation of assets retired or otherwise disposed of are relieved from the appropriate asset and accumulated depreciation accounts. Any gain or loss resulting from these transactions is reflected in operations.

      Revenue Recognition—The Company reports earnings from fixed price long-term contracts on the percentage-of-completion method for book purpose whereby that portion of the total contract price is accrued in the proportion that costs incurred to date bear to the Company’s estimate of total contract costs. Costs and estimated earnings in excess of progress billings on uncompleted contracts represents revenues recognized in excess of amounts billed.

      Advertising—Advertising costs are expensed as incurred. Advertising expense amounted to $1,039 and $5,190 for the three months ended March 31 2002 and 2001, respectively.

      Income Taxes—Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes relating primarily to differences between the financial and tax bases of property and equipment, inventories, costs and estimated earnings in excess of progress billings on uncompleted contracts, and operating loss carryovers. The deferred taxes represent the

POLY CONCEPTS, INC.

Notes to Financial Statements—(Continued)

future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

      Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Revenues from fixed-price construction contracts are recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. This method is used because management considers incurred costs to be the best available measure of progress on these contracts. Changes in job performance, job conditions, and estimated profitability may result in revisions to costs and revenues in the subsequent period.

NOTE 2—INVENTORIES

      Inventories consist of the following:

	March 31,	December 31,
	2002	2001

Raw materials	$589,461	$602,206
Components	582,941	602,001

	1,172,402	1,204,207
Less provision for obsolescence	225,000	300,000

	$947,402	$904,207

NOTE 3—PROPERTY AND EQUIPMENT

      Property and equipment consists of the following:

	March 31,	December 31,
	2002	2001

Manufacturing equipment	$816,417	$816,417
Office furniture and equipment	614,584	630,080
Leasehold improvements	82,190	82,190

	1,513,191	1,528,687
Less accumulated depreciation	771,809	731,243

	$741,382	$797,444

NOTE 4—LINE OF CREDIT

      The Company had available a revolving line of credit agreement with Bank of the West through April 30, 2002. Borrowings are limited to 80% of eligible accounts receivable with a maximum limit of $1,500,000. Interest is payable monthly at prime (4.75% at March 31, 2002) plus 1.25%.

      All amounts due the bank are collateralized by all assets of the Company, and are guaranteed by the majority stockholder. The agreement contains provisions, among others, specifying the maintenance of certain minimum financial ratios and cash flow requirements for the Company. At March 31, 2002, the Company was in compliance with all financial ratios and cash flow requirements.

POLY CONCEPTS, INC.

Notes to Financial Statements—(Continued)

      The line of credit agreement was orally extended beyond April 30, 2002, but was terminated upon the sale of the Company (see Note 12).

NOTE 5—NOTE PAYABLE TO STOCKHOLDER

      Interest paid on a note payable to stockholder amounted to $571 for the three months ended March 31, 2001.

NOTE 6—LONG-TERM DEBT

      Long-term debt consists of the following:

	March
	31,	December 31,
	2002	2001

Note payable to Bank of the West in monthly installments of $14,698, including interest at 8.07% through June 1, 2005, collateralized by all assets, personally guaranteed by the majority stockholder, and subject to financial covenants (see Note 4)	$510,718	$545,500
Obligations under capital leases (see Note 11)	136,984	154,053

	647,702	699,553
Less current portion	218,494	213,782

	$429,208	$485,771

      As of December 31, 2001, remaining annual maturities of long-term debt, excluding obligations under capital leases, are as follows:

2002	$140,407
2003	152,265
2004	165,106
2005	87,722

$545,500

NOTE 7—EMPLOYEE BENEFIT PLAN

      The Company has a 401(k) plan which cover employees who have completed three months of service. The Company made discretionary matching contributions amounting to $13,801 and $14,723 for the three months ended March 31, 2002 and 2001, respectively.

POLY CONCEPTS, INC.

Notes to Financial Statements—(Continued)

NOTE 8—COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

      Costs and estimated earnings in excess of progress billings on uncompleted contracts consists of the following:

	March
	31,	December 31,
	2002	2001

Costs incurred on uncompleted contracts	$230,057	$72,834
Estimated earnings	178,537	51,823

	408,594	124,657
Less billings to date	—	—

	$408,594	$124,657

NOTE 9—INCOME TAXES

      Income tax expense consists of the following:

	March	March
	31,	31,
	2002	2001

Current:
Federal	$7,300	$360,000
State	3,700	79,000

	11,000	439,000
Deferred	62,000	4,000

	$73,000	$443,000

      The net deferred income taxes in the accompanying balance sheet includes the following amounts of deferred tax assets and liabilities:

	March
	31,	December 31,
	2002	2001

Deferred tax assets	$155,500	$176,447
Deferred tax liabilities	(124,500)	(83,447)

Net deferred tax asset	$31,000	$93,000

Net current deferred tax asset	$70,350	$134,350
Net non-current deferred tax liability	(39,350)	(41,350)

Net deferred tax asset	$31,000	$93,000

      The provision for income taxes computed at the federal statutory rates differs from the reported provision for income taxes due primarily to state income taxes and non-deductible expenses.

POLY CONCEPTS, INC.

Notes to Financial Statements—(Continued)

      At March 31, 2002, the Company has the following operating loss carryforwards that may be offset against future taxable income:

	Expiring	Amount

Federal	2018	$73,500
Oregon	2013	$74,000

NOTE 10—SIGNIFICANT CUSTOMERS

      Sales to two customers amounted to 50% and 67% of total sales for the three months ended March 31, 2002 and 2001, respectively.

NOTE 11—COMMITMENTS

      The Company leases a manufacturing facility under an operating lease expiring August 14, 2003, and leases an office and manufacturing facility in Sherwood on a month-to-month basis.

      The Company has agreed to lease an office and manufacturing facility under a ten year operating lease expiring April 15, 2011. Lease payments are expected to commence in July 2002. The Company will be responsible for property taxes, maintenance, and insurance. The lease includes options to purchase the building beginning at $4,175,000 in 2003 through 2004, $4,250,000 in 2007, and $4,500,000 in 2009. The lease also has two ten-year renewal options.

      The Company is obligated under four noncancelable lease agreements for manufacturing and office equipment. These agreements are classified as capital lease obligations. The amortization of these leases has been included in the Company’s depreciation expense and amounted to $14,389 for the three months ended March 31, 2002 and 2001.

      Future minimum payments under leases with terms in excess of one year at December 31, 2001 are as follows:

	Capital	Operating
	Leases	Leases

2002	$87,870	$372,060
2003	51,248	457,185
2004	24,440	429,360
2005	14,255	427,800
2006	—	465,000
Thereafter	—	2,040,000

Total minimum lease payments required	177,813	$4,191,405

Less amount representing interest	23,760

Present value of minimum lease payments	154,053
Less amounts due within one year	73,375

	$80,678

      The present value of minimum lease payments is calculated based on interest rates, which were determined to be applicable at the inception of the leases.

POLY CONCEPTS, INC.

Notes to Financial Statements—(Continued)

      Equipment under capital leases included in property and equipment are as follows:

	March 31,	December 31,
	2002	2001

Manufacturing equipment	$206,890	$206,890
Office furniture and equipment	48,542	48,542

	255,432	255,432
Less accumulated depreciation	99,839	85,448

	$155,593	$169,984

      Rent expense amounted to $45,140 and $33,310 for the three months ended March 31, 2002 and 2001, respectively.

      The Company has a consulting agreement with a former stockholder and father of the majority stockholder payable in monthly installments of $4,000 through December 31, 2013.

NOTE 12—SUBSEQUENT EVENTS

      Effective May 1, 2002, the stockholders’ sold 100% of the outstanding shares of the Company to Kinetics Fluid Systems, Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution.

      The following table sets forth the expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale and distribution of the shares of common stock being registered hereby. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee		$27,600
National Association of Securities Dealers, Inc. filing fee		30,500
Nasdaq National Market listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing expenses		*
Blue Sky fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment

ITEM 14. Indemnification of Directors and Officers.

      Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

      As permitted by the Delaware General Corporation Law, the Registrant’s certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director to the fullest extent provided by law. The Delaware General Corporation Law does not permit a provision in a corporation’s certificate that would eliminate this liability for:

•	any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

      While these provisions provide directors with protection from awards for monetary damages or breaches of their duty of care, they do not eliminate this duty. Accordingly, these provisions will have no effect on the availability of equitable remedies, such as an injunction or rescission based on a director’s breach of his or her duty of care. The provisions described above apply to an officer of a corporation only if he or she is a director of the corporation and is acting in this capacity as a director, and do not apply to the officers of a corporation who are not directors.

      As permitted by the Delaware General Corporation Law, the Registrant’s bylaws provide that:

•	the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions where indemnification is not permitted by applicable law;

•	the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain limited exceptions; and

•	the rights conferred in the bylaws are not exclusive.

      In addition, the Registrant intends to enter into indemnity agreements with each of its current directors and officers. These agreements will provide for the indemnification of the Registrant’s officers and directors for all expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of the Registrant. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Registrant regarding which indemnification is sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification.

      The Registrant intends to obtain directors’ and officers’ insurance to cover its directors and officers for certain liabilities, including coverage for public securities matters.

      The indemnification provisions in the Registrant’s certificate of incorporation and bylaws and the indemnity agreements entered into between the Registrant and each of its directors and officers may be sufficiently broad to permit indemnification of the Registrant’s directors and officers for liabilities arising under the Securities Act.

      Reference is also made to Section 9 of the underwriting agreement (Exhibit 1.01 hereto), which provides for the indemnification by the underwriters of the Registrant and its executive officers, directors and controlling persons against certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided for in writing by the underwriters for inclusion in this Registration Statement.

      See also the undertakings set out in response to Item 17.

      Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number

Form of Underwriting Agreement	1.01
Form of Restated Certificate of Incorporation to be filed upon the closing of the offering	3.04
Restated Bylaws of the Registrant to be effective upon the closing of the offering	3.06
Form of Indemnity Agreement	10.01

ITEM 15. Recent Sales of Unregistered Securities.

      In the three years prior to the filing of this Registration Statement, the Registrant issued and sold the following unregistered securities, all of which reflect the stock splits and the conversion of Class A and Class B common stock into a single class of common stock effected before this offering:

1. On August 30, 2000, the Registrant issued and sold a total of 91,666,667 shares of its common stock to 13 investors for an aggregate purchase price of approximately $275,000,000, all of which was paid in cash.

2. On August 30, 2000, the Registrant issued and sold senior subordinated promissory notes to a total of six investors for an aggregate purchase price of $70,000,000 at an interest rate of 12.5% per year, due August 25, 2006.

3. On August 30, 2000, the Registrant issued and sold junior subordinated notes to U.S. Filter for an aggregate purchase price of $50,000,000 at an interest rate of 11.75% per year, due August 30, 2006.

4. On August 30, 2000, the Registrant entered into an agreement with U.S. Filter to guarantee unconditionally the repayment of all amounts due to U.S. Filter under a $13,137,949.50 promissory note issued by KGI to U.S. Filter. This guarantee was issued as consideration for, and in connection with, the Registrant’s acquisition of KGI on August 30, 2002. The Registrant will assume principal liability to repay the promissory note upon completion of the business separation, as described in “Our Business Separation”.

5. On August 30, 2000, the Registrant entered into a credit agreement with KGI, certain lenders and other parties pursuant to which, among other things, the Registrant guaranteed the payment of all amounts due to the lenders under such credit agreement by KGI. The credit agreement provided for the borrowing of up to an aggregate of $260,000,000 by KGI from the lenders. The guarantee was secured by the grant of a security interest over our assets issued in favor of the lenders. The guarantee was issued as consideration for, and in connection with, the Registrant’s acquisition of KGI on August 30, 2002. The Registrant will assume principal liability to repay amounts owing under the credit agreement upon our merger with KGI and amounts owing under the credit agreement will be repaid upon completion of the business separation as described in “Our Business Separation.”

6. On August 30, 2000, the Registrant issued two warrants to U.S. Filter to purchase an aggregate of 3,957,982 shares of its common stock at an exercise price of $3.00 per share. In addition, on August 30, 2000, the Registrant issued a third warrant to U.S. Filter to purchase 98,949,540 shares of common stock at an exercise price of $3.00 per share. This warrant expired under its terms on August 30, 2001 and is no longer exercisable.

7. On August 30, 2000, the Registrant issued warrants to purchase an aggregate of 3,324,891 shares of its common stock to six investors, each at an exercise price of $.01 per share.

8. On October 19, 2000, the Registrant issued and sold a total of 744,870 shares of its common stock to 25 employees at $3.00 per share for an aggregate purchase price of $2,234,610, all of which was paid in cash.

9. On June 4, 2001, the Registrant issued and sold 1,333,333 shares of its common stock to David J. Shimmon for an aggregate purchase price of $4,000,000. Mr. Shimmon paid for these shares with a secured non-recourse promissory note and stock pledge agreement.

10. On December 14, 2001 and April 12, 2002, the Registrant issued and sold a total of 22,171,039 shares of its Series A preferred stock to eight investors for an aggregate purchase price of $69,000,000.

11. On May 1, 2002, the Registrant issued a total of 3,481,012 shares of its Series A preferred stock to the stockholders of Poly Concepts, Inc., including 632,911 contingent shares of Series A preferred stock placed in escrow, as partial consideration for the purchase of all of the outstanding stock of Poly Concepts, Inc.

12. As of March 29, 2002, the Registrant issued and sold a total of 4,454,520 shares of its common stock to its directors and officers under its 2000 Deferred Stock Plan in exchange for services rendered and subject to a right of repurchase by the Registrant at the time of issuance. The Registrant subsequently reacquired 175,000 of these shares pursuant to this right of repurchase.

13. As of March 29, 2002, the Registrant had issued options to purchase a total of 10,465,886 shares of its common stock to its employees, directors, consultants and other service providers under the Registrant’s stock option plans, with an exercise price of $3.00 per share.

      The sales and issuances of the securities above, other than the sales and issuances described in items 12 and 13, were determined to be exempt from registration under Section 4(2) of the Securities Act or Regulation D thereunder as transactions by an issuer not involving a public offering. The sales and issuances of securities listed above in items 12 and 13 were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to compensation benefits plans and contracts relating to compensation. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

ITEM 16. Exhibits and Financial Statement Schedules.

      (a) The following exhibits are filed herewith:

Exhibit
Number	Exhibit Title

1.01	Form of Underwriting Agreement.*
2.01	Agreement and Plan of Merger, dated as of April 10, 2002, among the Registrant, Kinetics Acquisition Corporation, Kinetics Fluid Systems, Inc., Poly Concepts, Inc. and the shareholders of Poly Concepts, Inc.
2.02	Separation Agreement by and among the Registrant, Kinetic Systems, Inc. and Kinetics Biopharm, Inc.*
2.03	Management Services Agreement by and among the Registrant, Kinetic Systems, Inc. and Kinetics Biopharm, Inc.*
2.04	Confidential Disclosure Agreement by and among the Registrant, Kinetic Systems, Inc. and Kinetics Biopharm, Inc.*
2.05	Tax Sharing Agreement by and among the Registrant, Kinetic Systems, Inc. and Kinetics Biopharm, Inc.*
2.06	Trademark License Agreement by and among the Registrant, Kinetic Systems, Inc. and Kinetics Biopharm, Inc.*
2.07	Employee Matters Agreement by and among the Registrant, Kinetic Systems, Inc. and Kinetics Biopharm, Inc.*
3.01	Restated Certificate of Incorporation of the Registrant, as filed December 14, 2001.
3.02	Certificate of Amendment of the Restated Certificate of Incorporation of the Registrant, as filed May 3, 2002.
3.03	Certificate of Amendment of the Restated Certificate of Incorporation of the Registrant, as filed June , 2002.*
3.04	Form of Restated Certificate of Incorporation to be filed upon the closing of the offering.*
3.05	Bylaws of the Registrant.
3.06	Restated Bylaws of the Registrant to be effective upon the closing of the offering.*
4.01	Specimen Common Stock Certificate.*
4.02	Amended and Restated Shareholders Agreement, dated as of August 30, 2000 and as amended and restated on December 14, 2001, by and among the Registrant and certain investors.
5.01	Opinion of Fenwick & West LLP.*
10.01	Form of Indemnity Agreement.*
10.02	2000 Stock Option Plan, and form of stock option award agreement.
10.03	2000 Deferred Stock Plan, and form of deferred stock award agreement.
10.04	2002 Equity Incentive Plan.*
10.05	2002 Stock Option Plan.*
10.06	Promissory Note held by the Registrant of John R. Ferron in the principal amount of $250,000 issued in February 2000.
10.07	Promissory Note held by the Registrant of Albert (Hong Chuan) Ooi in the principal amount of $200,000 issued in June 2000.

Exhibit
Number	Exhibit Title

10.08	Promissory Note held by the Registrant of David J. Shimmon in the principal amount of $4,000,000 issued in June 2001.
10.09	Industrial Building Lease Agreement dated September 1, 1990 by and between Pacesetter Business Properties and Unit Instruments, Inc.
10.10	Lease Agreement dated April 27, 1995 by and between Prudential Insurance Company of America and Insync Systems, Inc.
10.11	Lease Agreement dated April 16, 1996 by and between Security Capital Industrial Trust and Insync Systems, Inc.
10.12	Lease Agreement dated July 13, 2000 by and between Prologis Trust and Kinetics Fluid Systems, Inc.
10.13	Employment Offer Letter dated January 25, 2000 to John R. Ferron.
10.14	Employment Offer Letter dated August 1, 2000 to Albert (Hong Chuan) Ooi.
10.15	Global Supply Agreement, dated as of June 1, 2002, by and between Applied Materials, Inc. and Kinetics Fluid Systems Inc.*†
10.16	Amended and Restated Intellectual Property Agreement, dated as of June 1, 2002, by and between Applied Materials, Inc. and Kinetics Fluid Systems, Inc.*†
10.17	Stock Purchase Agreement, dated as of February 28, 2001, by and among Kinetics Electronics Management, Inc., Magnolia Tree, LLC and James E. Hawthorne, as Trustee of the James and Robert Hawthorne Family Trust U/T/A dated August 31, 1999.*
21.01	List of Subsidiaries of Registrant.*
23.01	Consent of Fenwick & West LLP (See Exhibit 5.01).*
23.02	Consent of Ernst & Young LLP, independent auditors.
23.03	Consent of Perkins & Company, P.C., independent auditors.
24.01	Power of Attorney (see page II-7 of this Registration Statement).

*	To be filed by amendment.

†	Confidential treatment has been requested for portions of this exhibit.

     (b) Financial Statement Schedules

      All financial statement schedules have been omitted because the information required to be set forth herein is not applicable or is shown either in the consolidated financial statements or the notes thereto.

Item 17.     Undertakings.

      The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milpitas, State of California, on this 10th day of June, 2002.

CELERITY GROUP, INC.

By:	/s/ DAVID J. SHIMMON

David J. Shimmon
Chairman and Chief Executive Officer

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints David J. Shimmon, Daniel C. Rubin and John R. Ferron and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, making such changes in this Registration Statement as such attorneys-in-fact and agents so acting deems appropriate, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done with respect to the offering of securities contemplated by this Registration Statement, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

      Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

Principal Executive Officer:

/s/ DAVID J. SHIMMON David J. Shimmon	Chairman and Chief Executive Officer	June 10, 2002

Principal Financial Officer and Principal Accounting Officer:

/s/ JOHN R. FERRON John R. Ferron	Chief Financial Officer	June 10, 2002

Name	Title	Date

Additional Directors:

/s/ DANIEL C. RUBIN Daniel C. Rubin	Vice Chairman	June 10, 2002

/s/ R. DAVID ANDREWS R. David Andrews	Director	June 10, 2002

/s/ NEIL R. AUSTRIAN Neil R. Austrian	Director	June 10, 2002

/s/ CHARLES AYRES Charles Ayres	Director	June 10, 2002

/s/ GRANT G. BEHRMAN Grant G. Behrman	Director	June 10, 2002

/s/ GREGORY J. CHIATE Gregory J. Chiate	Director	June 10, 2002

/s/ MILAN MANDARIC Milan Mandaric	Director	June 10, 2002

/s/ WILLIAM M. MATTHES William M. Matthes	Director	June 10, 2002

/s/ FRANK L. SCHIFF Frank L. Schiff	Director	June 10, 2002

/s/ TED VIRTUE Ted Virtue	Director	June 10, 2002

EXHIBIT INDEX

Exhibit
Number	Exhibit Title

1.01	Form of Underwriting Agreement.*
2.01	Agreement and Plan of Merger, dated as of April 10, 2002, among the Registrant, Kinetics Acquisition Corporation, Kinetics Fluid Systems, Inc., Poly Concepts, Inc. and the shareholders of Poly Concepts, Inc.
2.02	Separation Agreement by and among the Registrant, Kinetic Systems, Inc. and Kinetics Biopharm, Inc.*
2.03	Management Services Agreement by and among the Registrant, Kinetic Systems, Inc. and Kinetics Biopharm, Inc.*
2.04	Confidential Disclosure Agreement by and among the Registrant, Kinetic Systems, Inc. and Kinetics Biopharm, Inc.*
2.05	Tax Sharing Agreement by and among the Registrant, Kinetic Systems, Inc. and Kinetics Biopharm, Inc.*
2.06	Trademark License Agreement by and among the Registrant, Kinetic Systems, Inc. and Kinetics Biopharm, Inc.*
2.07	Employee Matters Agreement by and among the Registrant, Kinetic Systems, Inc. and Kinetics Biopharm, Inc.*
3.01	Restated Certificate of Incorporation of the Registrant, as filed December 14, 2001.
3.02	Certificate of Amendment of the Restated Certificate of Incorporation of the Registrant, as filed May 3, 2002.
3.03	Certificate of Amendment of the Restated Certificate of Incorporation of the Registrant, as filed June , 2002.*
3.04	Form of Restated Certificate of Incorporation to be filed upon the closing of the offering.*
3.05	Bylaws of the Registrant.
3.06	Restated Bylaws of the Registrant to be effective upon the closing of the offering.*
4.01	Specimen Common Stock Certificate.*
4.02	Amended and Restated Shareholders Agreement, dated as of August 30, 2000 and as amended and restated on December 14, 2001, by and among the Registrant and certain investors.
5.01	Opinion of Fenwick & West LLP.*
10.01	Form of Indemnity Agreement.*
10.02	2000 Stock Option Plan, and form of stock option award agreement.
10.03	2000 Deferred Stock Plan, and form of deferred stock award agreement.
10.04	2002 Equity Incentive Plan.*
10.05	2002 Stock Option Plan.*
10.06	Promissory Note held by the Registrant of John R. Ferron in the principal amount of $250,000 issued in February 2000.
10.07	Promissory Note held by the Registrant of Albert (Hong Chuan) Ooi in the principal amount of $200,000 issued in June 2000.
10.08	Promissory Note held by the Registrant of David Shimmon in the principal amount of $4,000,000 issued in June 2001.
10.09	Industrial Building Lease Agreement dated September 1, 1990 by and between Pacesetter Business Properties and Unit Instruments, Inc.
10.10	Lease Agreement dated April 27, 1995 by and between Prudential Insurance Company of America and Insync Systems, Inc.

Exhibit
Number	Exhibit Title

10.11	Lease Agreement dated April 16, 1996 by and between Security Capital Industrial Trust and Insync Systems, Inc.
10.12	Lease Agreement dated July 13, 2000 by and between Prologis Trust and Kinetics Fluid Systems, Inc.
10.13	Employment Offer Letter dated January 25, 2000 to John R. Ferron.
10.14	Employment Offer Letter dated August 1, 2000 to Albert (Hong Chuan) Ooi.
10.15	Global Supply Agreement, dated as of June 1, 2002, by and between Applied Materials, Inc. and Kinetics Fluid Systems Inc.*†
10.16	Amended and Restated Intellectual Property Agreement, dated as of June 1, 2002, by and between Applied Materials, Inc. and Kinetics Fluid Systems, Inc.*†
10.17	Stock Purchase Agreement, dated as of February 28, 2001, by and among Kinetics Electronics Management, Inc., Magnolia Tree, LLC and James E. Hawthorne, as Trustee of the James and Robert Hawthorne Family Trust U/T/A dated August 31, 1999.*
21.01	List of Subsidiaries of Registrant.*
23.01	Consent of Fenwick & West LLP (See Exhibit 5.01).*
23.02	Consent of Ernst & Young LLP, independent auditors.
23.03	Consent of Perkins & Company, P.C., independent auditors.
24.01	Power of Attorney (see page II-7 of this Registration Statement).

*	To be filed by amendment.

†	Confidential treatment has been requested for portions of this exhibit.